UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file no: 001-38719

MEDALIST DIVERSIFIED REIT, INC.

Maryland	**47-5201540**
(State or other jurisdiction	**(IRS Employer**
of incorporation)	**Identification No.)**

P. O. Box 8436
Richmond, VA, 23226
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (804) 338-7708

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each Exchange on Which Registered
Common Stock, $0.01 par value per share	MDRR	The Nasdaq Capital Market
8.0% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	MDRRP	The Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ ☒ No

As of June 30, 2023 the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,841,880, based on the closing sales price of $5.00 per share as reported on the Nasdaq Capital Market.

The number of shares of Common Stock, $0.01 par value per share, of the registrant outstanding at March 6, 2024 was 2,236,631.

Medalist Diversified REIT, Inc.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The U.S. Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements. This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements that we intend to be covered by the safe harbor provisions of the 1995 Act. We have used the words "approximately," "anticipate," "assume," "believe," "budget," "contemplate," "continue," "could," "estimate," "expect," "future," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases to identify forward-looking statements in this Annual Report.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- the competitive environment in which we operate;

- local, regional, national and international economic conditions;

- capital expenditures;

- the availability, terms and deployment of capital;

- financing risks;

- inflation;

- the general level of interest rates;

- changes in our business or strategy;

- fluctuations in interest rates and increased operating costs;

- our incurrence of impairment charges;

- our limited operating history;

- the degree and nature of our competition;

- our dependence upon our key personnel;

- defaults on or non-renewal of leases by tenants;

- decreased rental rates or increased vacancy rates;

- our ability to make distributions on shares of our common stock;

- difficulties in identifying properties to acquire and completing acquisitions;

- our ability to operate as a public company;

- potential natural disasters such as hurricanes;

- the impact of epidemics, pandemics, or other outbreaks of illness, disease or virus (such as COVID-19 and its variants);

- our ability to maintain our qualification as a REIT for U.S. federal income tax purposes;

- our ability to maintain an active trading market for our common stock on The Nasdaq Capital Market ("Nasdaq") and maintain continued listing on Nasdaq and the likelihood that a delisting of our common stock from Nasdaq could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our common stock;

- potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or tax laws, and potential increases in real property tax rates;

- potential disruption to or compromise of our information technology networks or data, or those of third parties upon which we rely; and

- related industry developments, including trends affecting our business, financial condition and results of operations.

The forward-looking statements contained in this Annual Report are based on historical performance and management's current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this Annual Report speaks only as of the date of this Annual Report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

PART I

ITEM 1. BUSINESS

As used in this Annual Report, unless the context otherwise requires, references to "we," "our," "us," and "our company" refer to Medalist Diversified REIT, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Medalist Diversified Holdings, LP, a Delaware limited partnership of which we are the sole general partner, except where it is clear from the context that the term only means Medalist Diversified REIT, Inc.

Overview

Medalist Diversified REIT, Inc. was formed in 2015 as a Maryland corporation, to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial and retail properties, (ii) multi-family residential properties and (iii) hotel properties. We invest primarily in properties across secondary and tertiary markets in the southeastern part of the United States, with a concentration in Virginia, North Carolina, South Carolina, Georgia, Florida and Alabama.

Beginning with our taxable year ended December 31, 2017, we believe that we have operated in a manner qualifying us as a REIT, and we have elected to be taxed as a REIT for federal income tax purposes. We operate as an UPREIT, and own our properties through our subsidiary, Medalist Diversified Holdings, L.P., a Delaware limited partnership. We may also pursue other real estate-related investments, including but not limited to equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. We anticipate that any such equity or joint venture investments to be in controlling interests in such entities. While we do not intend for these types of investments to be a primary focus, we may make such investments in our Manager's sole discretion. We refer to our investments in real property and our real estate-related investments, collectively, as Investments.

Our principal objectives include sourcing value-add Investments in markets in which we maintain deep industry relationships and local market knowledge, and the creation of value for stockholders by utilizing our relationships and local knowledge of commercial real estate investment, management and disposition. On October 6, 2023, we announced our plans to start evaluating options to create stand-alone, single tenant net lease assets from our existing portfolio and to explore the acquisition of single tenant net lease assets outside of our existing portfolio. On February 15, 2024, we announced that our company had entered into an agreement with a related party to acquire a single tenant net lease asset referred to as the Citibank Property (see Note 11 to the notes to our consolidated financial statements.) We continue to evaluate these options and plan to continue to provide updates when appropriate. **There is, however, no assurance that any of these objectives will be achieved.**

Management

For all periods prior to July 18, 2023, we were externally managed by Medalist Fund Manager, Inc. (the "Manager"). On July 18, 2023, we and the Manager entered into an agreement (the "Termination Agreement") terminating that certain Management Agreement, dated as of March 15, 2016, among us, the Operating Partnership and the Manager, as amended (the "Management Agreement"). Until the termination of the Management Agreement, the Manager made all investment decisions for us, which were approved by the Acquisition Committee of our Board of Directors (the "Board"). In addition, until the termination of the Management Agreement, the Manager oversaw our overall business and affairs and had broad discretion to make operating decisions on our behalf. Since the termination of the Management Agreement, we have been managed internally as directed by the Board. Our stockholders are not involved in our day-to-day affairs.

Our principal address is Post Office Box 8436, Richmond, Virginia 23226.

Investment Strategies

Our Board and management believe that our company's focus on value-add and opportunistic commercial real estate provides an attractive balance of risk and returns. Management intends to use some or all of the following strategies to enhance the performance, quality and value of our Investments:

- proprietary investment sourcing;

- a rigorous, consistent and replicable process for sourcing and conducting due diligence;

- appropriate exit strategy;

- hands-on portfolio management; and

- focus on opportunistic properties.

We may revise these investment policies without the approval of our stockholders. We review these investment policies at least annually to determine whether the policies continue to be in the best interests of our stockholders.

Our Portfolio

Our goal is to acquire and own, through wholly-owned subsidiaries of our operating partnership, a portfolio of commercial, retail and hotel properties located primarily in the southeastern United States. As of December 31, 2023, we owned eight Investments comprised of five retail properties and three flex/industrial properties. We own 100% of the interests in our Investments, except for one flex/industrial property of which we own an 82% tenant-in-common interest in the property and one retail property of which we own an 84% tenant-in-common interest in the property. For further information on properties and our tenant base, see "Item 2-Properties."

Reporting Segments

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have Investments. As of December 31, 2023, our reportable segments were retail center properties and flex center properties. Although we sold our interest in the Clemson Best Western Hotel Property on September 29, 2022, we include hotel properties as a third reportable segment for the year ended December 31, 2022.

Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. We also face competition from other real estate investment programs, for investments that may be suitable for us. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They also may enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

Environmental Matters

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials (e.g., asbestos or lead) or other adverse conditions (e.g., poor indoor air quality) in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, it could face fines for such noncompliance. Also, we could be liable to third parties (e.g., occupants of the buildings) for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations. We are not aware of any material contingent liabilities, regulatory matters or environmental matters that may exist.

Staffing

We do not have any employees and our Chief Financial Officer and Controller are employed by Gunston Consulting, LLC (the "Consultant") under a staffing agreement dated November 13, 2023 (the "Staffing Agreement"). Our properties are managed by third party property management companies with whom we contract.

Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the SEC. Copies of our filings with the SEC may be obtained from the SEC's website at *www.sec.gov*, or downloaded from our website at *www.medalistreit.com*, as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. Access to these filings is free of charge.

ITEM 1A. RISK FACTORS

We have omitted a discussion of risk factors because, as a smaller reporting company, we are not required to provide such information.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Risk management and strategy

Our accounting and financial reporting platforms and related systems, and those that we, or our third-party service providers, offer to our tenants are necessary for the operation of our business. We use these platforms and systems, among others, to manage our tenant relationships, for accounting and financial reporting, and for other recordkeeping purposes. Our business operations and financial reporting rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data.

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, hardware and software, and our critical data, including financial information and other confidential information that is proprietary, strategic or competitive in nature, and tenant data ("Information Systems and Data").

We rely on our management and third-party service providers, as described further below, to manage any perceived cybersecurity threats and risks. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including incident detection and response, internal controls within our accounting and financial reporting functions, network security controls, access controls, physical security, systems monitoring, and employee training.

We work with third parties from time to time that assist us in identifying, assessing, and managing cybersecurity risks, including professional services firms and information technology consulting and support firms. To operate our business, we utilize certain third-party service providers to perform a significant portion of our critical functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. To address risks associated with third-party service providers, we will review and assess the cybersecurity controls of our third-party service providers and make changes to our business processes to manage these risks. This approach is designed to mitigate risks related to data breach or other security incidents originating from third-party service providers.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition.

Governance

The Board holds oversight responsibility over our strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board through management. Our management, represented by our Chief Financial Officer, Brent Winn, leads our cybersecurity risk assessment and management processes and oversees their implementation and maintenance. Mr. Winn is an experienced compliance and risk management professional and has served as Chief Financial Officer since September 2020. Mr. Winn currently oversees key functions for the Company's accounting, finance, and treasury strategies, including risk management. In addition, Mr. Winn leads our cybersecurity risk oversight and the development and enhancement of internal controls designed to prevent, detect, address, and mitigate the risk of cyber incidents. Our management will report any serious cybersecurity incidents to our Board.

ITEM 2. PROPERTIES

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have Investments. As of December 31, 2023, we had the following reportable segments: (i) retail center properties, consisting of the Franklin Square Property, an undivided 84% tenant-in-common interest in the Hanover Square Property, the Ashley Plaza Property, the Lancer Center Property and the Salisbury Marketplace Property; and (ii) flex center properties, consisting of the Brookfield Center Property, the Greenbrier Business Center Property and an undivided 82% tenant-in-common interest in the Parkway Property. Although we sold our interest in the Clemson Best Western Hotel Property on September 29, 2022, for the year ended December 31, 2022, we continue to include hotel properties as a third reportable segment.

Name	Type	Description
Franklin Square Property	Retail	134,239 square foot retail property located at 3940 East Franklin Boulevard in Gastonia, North Carolina 28056, on 10.293 acres, built in 2006 and 2007, that is 98.6% leased as of December 31, 2023 and anchored by Ashley Furniture and Altitude.
Hanover Square Property	Retail	73,440 square foot retail property located at 7230 Bell Creek Road in Mechanicsville, Virginia 23111, on 9.630 acres, built in 2007, that is 96.7% leased as of December 31, 2023 and anchored by Marshalls and Old Navy.
Ashley Plaza Property	Retail	164,012 square foot retail property located at 201–221 North Berkeley Boulevard in Goldsboro, North Carolina 27534, built in 1977 and fully renovated in 2018, that is 98.0% leased as of December 31, 2023, and is anchored by Hobby Lobby, Harbor Freight, Ashley Home Store and Planet Fitness.
Brookfield Center Property	Flex	64,880 square foot flex-industrial property located at 48 Brookfield Center Drive, Greenville, South Carolina 29607, built in 2007, that is 100% leased as of December 31, 2023, and is anchored by Gravitopia Trampoline Park, S&ME, Inc., and Turning Point Greenville Church.
Lancer Center Property	Retail	181,590 square foot retail property located at 1256 Highway 9 Bypass West, Lancaster, South Carolina, 29270, built in 1987 and substantially renovated in 2013, that is 100% leased as of December 31, 2023, and is anchored by Badcock Furniture, KJ's Market and Big Lots.
Greenbrier Business Center Property	Flex	89,280 square foot flex-industrial property located at 1244 Executive Boulevard, Chesapeake, Virginia, 23320, built in 1987 that is 95.1% leased as of December 31, 2023 and is anchored by Bridge Church.
Parkway Property	Flex	64,109 square foot, two building flex-industrial property located at 2697 International Parkway, Virginia Beach, Virginia 23452, built in 1984 that is 100% leased as of December 31, 2023 and is anchored by GBRS Group and First Onsite.
Salisbury Marketplace Property	Retail	79,732 square foot retail property located at 2106 Statesville Boulevard, Salisbury, North Carolina 28147, built in 1987, that is 85.3% leased as of December 31, 2023 and is anchored by Food Lion, CitiTrends and Family Dollar.

Franklin Square Property

On April 28, 2017, we purchased from Medalist Fund I, LLC, a Virginia limited liability company, which was also managed by the Manager, the Franklin Square Property through a wholly owned subsidiary. The purchase price for the Franklin Square Property was $20,500,000 paid through a combination of cash and assumed, secured debt, or the Original Franklin Square Loan. Our total investment, including acquisition and closing costs, escrows and lease reserves was approximately $22,054,071. The Franklin Square

Property, built in 2006 and 2007, was 98.6% leased as of December 31, 2023, is anchored by Ashley Furniture, and Altitude Trampoline Park, and is located in Gastonia, North Carolina.

The Original Franklin Square Loan was made on February 10, 2016 in the principal amount of $14,275,000 and assumed by us at acquisition. The Original Franklin Square Loan required monthly interest only payments during its term and bore interest at a fixed rate of 4.70%. The original October, 2021 maturity date was extended until November, 2021. On November 8, 2021, we refinanced the Original Franklin Square Loan with a new mortgage loan in the principal amount of $13,250,000 (the "Franklin Square Loan") and cash of $2,292,273.

The Franklin Square Loan matures on December 6, 2031 and bears interest at a fixed rate of 3.808%. The Franklin Square Loan requires monthly interest-only payments during the first three years of the term. For the remainder of the term, the Franklin Square Loan requires monthly payments of $61,800, which includes principal on a 30-year amortization schedule, and interest. The Franklin Square Loan may not be prepaid prior to its maturity, but our company has the right to initiate a defeasance according to the terms of the loan agreement. We have guaranteed all amounts due under the Franklin Square Loan. The loan agreement includes a covenant to maintain a debt service coverage ratio of 1.25 to 1.0 for the property.

The Franklin Square Property is an eight building one-floor retail center totaling approximately 134,239 gross leasable area. The building is concrete slab on grade with spread footings. The exterior walls are a combination of insulation and finish system, metal panel siding, brick veneer and textured concrete masonry units (CMU). Retail storefronts are double-pane glass set in anodized aluminum frames. The roof is flat with fully-adhered, thermoplastic olefin membrane roof system. The parking area comprises 435 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Ashley Furniture	Retail	34,682	25.8 %	$ 277,456	12/31/2025	12/31/2030 12/31/2035
Altitude Trampoline Park	Entertainment	30,000	22.4 %	270,000	7/31/2029	7/31/2034 7/31/2039 7/31/2044

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate	98.6 %	93.2 %	81.2 %	82.3 %	92.4 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 13.27	$ 12.09	$ 11.72	$ 12.67	$ 13.47

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	3	6	2	4	1	3	—	—	1	1
Square Footage	8,119	48,997	5,260	13,296	4,823	33,937	—	—	12,632	5,295
Annual Rent (1)	$ 192,627	$ 603,247	$ 126,544	$ 334,612	$ 97,710	$ 406,229	$ —	$ —	$ 187,585	$ 78,913
Percentage of Aggregate Annual Rent (2)	10.8 %	33.9 %	7.1 %	18.8 %	5.5 %	22.8 %	— %	— %	10.5 %	4.4 %

(1)   Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2)   The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Hanover Square Property

On May 8, 2018, we acquired an undivided 84% tenant-in-common interest in the Shops at the Hanover Square Property from COF North, LLC, a Virginia limited liability company and unaffiliated seller. The property is comprised of (i) an approximately 73,440 square foot retail center located on 8.766 acres of land at 7230 Bell Creek Road in Mechanicsville, Virginia 23111 (the "Hanover Square Shopping Center Property") and (ii) a contiguous, undeveloped parcel of land totaling 0.864 acres (the "Hanover Square Outparcel"). We refer to both parcels herein as the Hanover Square Property. The contract purchase price for the Hanover Square Property was $12,173,000. We acquired the Hanover Square Property with $3,291,404 in cash from us, $648,120 in cash from an unaffiliated tenant-in-common, and the assumption of a secured loan of approximately $8,527,315 from Langley Federal Credit Union, which amount was increased by an additional $372,685, or the Hanover Square Property Loan. We purchased the Hanover Square Property as a tenant-in-common with PMI Hanover Sq. LLC, an unaffiliated party. We acquired an 84% interest in the Hanover Square Property, and PMI Hanover Sq. LLC owns the remaining 16% interest. The retail center forming a part of the Hanover Square Property was built in 2007 and, as of December 31, 2023, was 96.7% leased.

We assumed the Hanover Square Property Loan as of the closing of the acquisition. The Hanover Square Property Loan matures on December 1, 2027. The Hanover Square Property Loan requires monthly payments of principal, on a 25-year amortization schedule, and interest during the term. On May 8, 2020, we entered into a refinancing transaction with the mortgage lender for the Hanover Square Property which increased the mortgage amount and reduced the interest rate. Under this transaction, the principal amount of the loan was increased to $10,500,000 and the interest rate reduced to a fixed rate of 4.25% until January 1, 2023, resulting in a fixed monthly payment, which includes principal and interest, of $56,882. On January 1, 2023, the fixed interest rate adjusted to 6.94%, which was determined by adding 3.00% to the daily average yield on United States Treasury securities adjusted to a constant maturity of five years, as made available by the Federal Reserve Board, with a minimum of 4.25%. On January 1, 2023, the fixed monthly payment, which includes principal and interest, increased to $78,098.

In connection with our acquisition of the Hanover Square Property, we, through a subsidiary, entered into the Tenants in Common Agreement with PMI Hanover Sq. LLC, or the Hanover Square TIC Agreement. Among other approvals, under the Hanover Square TIC Agreement, the consent of both tenants in common is required to approve (i) any lease, sublease, deed restriction, or grant of easement of/on all or any portion of the Hanover Square Property, (ii) any sale or exchange of the Hanover Square Property, or (iii) any indebtedness or loan, and any negotiation or refinancing thereof, secured by a lien on the Hanover Square Property. In the event the tenants in common are unable to agree on a decision which requires the consent of both tenants in common, a tenant in common may purchase the undivided interest of the other tenant in common subject to certain rights contained in the Hanover Square Property TIC Agreement.

The property is a three-lot one-floor strip retail shopping center totaling approximately 73,440 square feet of net leasable area. The building is concrete slab with floor coverings consisting of a mixture of vinyl tile and carpeting. The exterior walls are masonry with brick veneer and EIFS at front and painted concrete block sides and rear. Windows are plate glass fixed pane storefront type in aluminum frames. The roof is single-ply, mechanically fastened EPDM over rigid insulation and steel framing in a flat configuration. The parking area comprises approximately 365 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Old Navy	Retail	15,000	20.4 %	$ 229,650	4/30/2029	None
Marshall's	Retail	28,000	38.1 %	$ 336,000	2/28/2027	2/28/2032
						2/28/2037

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate	96.7 %	100.0 %	100.0 %	100.0 %	100.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 16.03	$ 15.71	$ 13.99	$ 14.59	$ 15.31

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	2	—	2	3	2	1	—	—	1	—
Square Footage	3,140	—	10,500	30,400	6,000	15,000	—	—	6,000	—
Annual Rent (1)	$ 70,632	$ —	$ 187,896	$ 406,860	$ 100,668	$ 229,656	$ —	$ —	$ 193,008	$ —
Percentage of Aggregate Annual Rent (2)	6.0 %	— %	16.0 %	34.6 %	8.6 %	19.5 %	— %	— %	16.4 %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

On December 29, 2023, we and PMI Hanover Sq. LLC entered into a purchase and sale agreement to sell the Hanover Square Shopping Center to an unrelated third party for $13,000,000. The Hanover Square Outparcel is not included in this transaction. On February 7, 2024, the purchaser completed its due diligence and we and PMI Hanover Sq. LLC agreed to a $75,000 price reduction to reflect necessary repairs. On February 16, 2024, we entered into a purchase and sale agreement to purchase PMI Hanover Sq. LLC's undivided 16% interest in the Hanover Square Outparcel.

Ashley Plaza Property

On August 30, 2019, we purchased from RCG-Goldsboro, LLC, a Georgia limited liability company and unaffiliated seller, Ashley Plaza, a 164,012 square foot retail property located at 201–221 North Berkeley Boulevard in Goldsboro, North Carolina 27534, or the Ashley Plaza Property, for $15,200,000. The Ashley Plaza Property was built in 1977, fully renovated in 2018, was 98.0% leased as of December 31, 2023, and is anchored by Hobby Lobby, Harbor Freight, Ashley Home Store and Planet Fitness.

The purchase price and closing costs for the Ashley Plaza Property were financed with $3,281,144 in equity, $1,000,000 in funds from a short-term line of credit, and net mortgage loan proceeds of $11,225,700 from a senior mortgage loan made by Bank of America, N.A., or the Ashley Plaza Lender, in the original principal amount of $11,400,000, or the Ashley Plaza Loan.

The Ashley Plaza Loan will mature on September 1, 2029. The Ashley Plaza Loan required monthly interest only payments during the first 12 months of the term. For the remainder of the term, the Ashley Plaza Loan requires monthly payments of $52,795, which includes principal on a 30-year amortization schedule, and interest. The Ashley Plaza Loan bears interest at 3.75%. The Ashley Plaza Loan may not be prepaid until June 1, 2029, subject to certain conditions and limitations contained in the loan documents. The Ashley Plaza Loan is secured by the Ashley Plaza Property.

The Ashley Plaza Property consists of a single-story, main retail strip building and two pad sites, all constructed in 1977. Foundations consist of continuous, concrete spread footers. The floor is a reinforced concrete slab-on-grade. The building superstructure utilizes load bearing CMU, interior steel columns supporting steel beams and open web steel joists supporting metal decking. The exterior walls consist of exterior insulation and finishing system, ribbed and painted concrete masonry unit walls. The roof is low-sloped with a portion covered by a single play TPO roof membrane and a portion covered by tar and gravel roofing. Parking is available for five hundred and sixty-seven (567) automobiles on asphalt-paved parking areas.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Ashley Home Store	Retail	17,920	10.9 %	$ 163,968	8/31/2028	8/31/2033 8/31/2038 8/31/2043 8/31/2048
Harbor Freight Tools	Retail	21,416	13.1 %	$ 159,840	2/28/2029	2/28/2034 2/28/2039
Hobby Lobby	Retail	50,000	30.5 %	$ 250,000	3/31/2029	3/31/2034 3/31/2039 3/31/2044
Planet Fitness	Fitness	20,131	12.3 %	$ 181,179	4/30/2030	4/30/2033 4/30/2038

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate	98.0 %	100.0 %	100.0 %	98.0 %	98.0 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 8.50	$ 8.24	$ 8.11	$ 7.98	$ 7.74

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements. For the year ended December 31, 2019, we owned Ashley Plaza for four months. The average annual rent per square foot is based on rents from the prior owner for period from January, 2019 through August, 2019 and on rents from our ownership period from September, 2019 through December, 2019.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	2	1	1	1	3	1	1	—	2	1
Square Footage	4,645	4,000	3,000	1,400	36,045	50,000	20,131	—	8,656	11,400
Annual Rent (1)	$ 58,457	$ 42,000	$ 105,000	$ 40,575	$ 312,916	$ 262,500	$ 181,179	$ —	$ 143,344	$ 147,675
Percentage of Aggregate Annual Rent (2)	4.2 %	3.0 %	7.5 %	2.9 %	22.5 %	18.8 %	13.0 %	— %	10.3 %	10.6 %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Brookfield Center Property

On October 3, 2019, we purchased from Appian-Brookfield South 48, LLC, a South Carolina limited liability company and unaffiliated seller, Brookfield Center, a 64,880 square foot flex-industrial property located at 48 Brookfield Center Drive, Greenville, South Carolina 29607, or the Brookfield Center Property, for $6,700,000. The Brookfield Center Property was built in 2007, was 100% leased as of December 31, 2023, and is anchored by the Gravitopia Trampoline Park, S&ME, Inc., and Turning Point Greenville Church.

The purchase price and closing costs for the Brookfield Center Property were financed with $1,876,138 in equity, $263,000 in funds from a short term, related party note and net mortgage loan proceeds of $4,736,495 from a mortgage loan made by CIBC, Inc., or the Brookfield Center Lender, in the original principal amount of $4,850,000, or the Brookfield Center Loan.

The Brookfield Center Loan will mature on November 1, 2029. The Brookfield Center Loan required monthly interest-only payments during the first 12 months of the term, through October 2020. Beginning in November 2020 and for the remainder of the term, the Brookfield Center Loan requires monthly payments of $22,876, which includes principal on a 30-year amortization schedule, and interest. The Brookfield Center Loan bears interest at 3.90%. The Brookfield Center Loan may not be prepaid until September 1, 2029, subject to certain conditions and limitations contained in the loan documents. The Brookfield Center Loan is secured by the Brookfield Center Property.

We entered into related party notes, short term, with the Manager by which the Manager provided an aggregate of $263,000 to fund a portion of our acquisition of the Brookfield Center Property. The notes were due on demand and bore interest at a rate of 5.00% annually. On February 20, 2020, we repaid these related party notes payable, short term.

The Brookfield Center Property consists of a single-story building on a 7.88 acre parcel of land, and was built in 2007. The foundation consists of a concrete slab-on-grade with continuous perimeter reinforced concrete spread footings and interior isolated spread footings and column pads. The floor is a reinforced concrete slab-on-grade. The building superstructure consists of concrete tilt-up panels with steel columns and steel stud infill walls. The roof is flat and consists of a single ply thermoplastic polyolefin (TPO) membrane. Parking is available for 273 automobiles on asphalt-paved parking areas, including 12 ADA accessible spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Turning Point Greenville Church	Religious	9,000	13.9 %	$ 102,109	9/30/2025	None
S&ME	Engineering	8,582	13.2 %	$ 97,161	10/31/2027	10/31/2030
Gravitopia	Entertainment	35,160	54.2 %	$ 283,588	4/30/2026	4/30/2031

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate	100.0 %	100.0 %	100.0 %	93.8 %	93.8 %

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 9.41	$ 9.30	$ 8.38	$ 8.33	$ 6.52

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	—	1	2	2	—	1	—	—	—	—
Square Footage	—	9,000	39,206	12,628	—	4,046	—	—	—	—
Annual Rent (1)	$ —	$ 106,612	$ 344,365	$ 178,545	$ —	$ 45,223	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	—	17.5 %	56.4 %	29.3 %	— %	7.4 %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Lancer Center Property

On May 14, 2021, we purchased from BVC Lancer, LLC, a South Carolina limited liability company and unaffiliated seller, Lancer Center, a 181,590 square foot retail property located at 1256 SC-9 By Pass West, Lancaster, South Carolina, 29720, or the Lancer Center Property, for $10,100,000 exclusive of closing costs and a $200,000 credit to us for major repairs. The Lancer Center Property was built in 1987, was 100% leased as of December 31, 2023, and is anchored by Badcock Furniture, KJ's Market and Big Lots.

The purchase price and closing costs for the Lancer Center Property were financed with $3,783,515 in equity and net mortgage loan proceeds of $6,421,870 from a senior mortgage loan, in the original principal amount of $6,565,000, or the Initial Lancer Center Loan. The Initial Lancer Center Loan would have matured on June 1, 2026 and required monthly payments of $34,663 which included principal on a 30-year amortization schedule, and interest. The Initial Lancer Center Loan bore interest at 4.00%. On June 13, 2022, we repaid the Initial Lancer Center Loan using proceeds from the Wells Fargo Mortgage Facility (see below).

The Lancer Center Property consists of a single-story, main retail strip building constructed in 1987. The building is concrete slab on grade with perimeter and interior footings under load-bearing structures. The building superstructure utilizes concrete masonry unit load bearing walls and a metal deck roof on open web steel trusses. The roof is a combination of (i) a flat, mechanically fastened, single ply thermoplastic membrane system and (ii) a flat, built-up roofing with granular surface modified bitumen cap sheet system. Parking is available for estimated 624 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Badcock Furniture	Retail	35,876	19.8 %	$ 108,000	6/30/2029	6/30/2034
K.J.'s Market	Retail	34,100	18.8 %	$ 140,640	12/31/2025	12/31/2030 12/31/2035 12/31/2040 12/31/2045 12/31/2050
Big Lots	Retail	28,527	15.6 %	$ 148,349	2/28/2034	2/28/2039 2/28/2044

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate (1)	100.0 %	100.0 %	100.0 %	97.2 %	99.0 %

(1) Occupancy rates for 2020 and 2019 are derived from data from the prior owner.

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 5.84	$ 5.61	$ 5.52	$ 5.55	$ 5.61

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the years ending December 31, 2019 and 2020, data is from the prior owner. For the year ended December 31, 2021, we owned Lancer Center for seven months. The average annual rent per square foot is based on rents from the prior owner for the period from January, 2021 through May, 2021 and on rents from our ownership period from June, 2021 through December, 2021.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	4	3	3	2	4	2	—	—	—	—
Square Footage	17,629	38,700	24,300	3,200	16,580	37,876	—	—	—	—
Annual Rent (1)	$ 145,240	$ 216,546	$ 164,679	$ 52,594	$ 178,976	$ 128,872	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	13.7 %	20.4 %	15.5 %	5.0 %	16.9 %	12.1 %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

The Greenbrier Business Center Property

On August 27, 2021, we purchased from Medalist Fund II-B, LLC, a Virginia limited liability company, which was also managed by the Manager, the Greenbrier Business Center Property, located at 1244 Executive Boulevard, Chesapeake, Virginia, 23320, for $7,250,000. The Greenbrier Business Center was built in 1987, was 95.1% leased as of December 31, 2023 and is anchored by Bridge Church.

The purchase price and closing costs were financed with $3,097,162 in equity and the assumption of a secured mortgage loan, net, of $4,481,600, or the Initial Greenbrier Business Center Loan. The Greenbrier Business Center Property, built in 2006 and 2007, is anchored by Bridge Church, and is located in Chesapeake, Virginia.

The Initial Greenbrier Business Center Loan was originally made on June 7, 2021 in the principal amount of $4,495,000 and assumed by us at acquisition. The Initial Greenbrier Business Center Loan bore interest at a fixed rate of 4.00% and required monthly interest only payments during the first 12 months of its term. The Initial Greenbrier Business Center Loan would have matured on July 1, 2026. On June 13, 2022, we repaid the Initial Greenbrier Business Center Loan using proceeds from the Wells Fargo Mortgage Facility (see below).

The Greenbrier Business Center Property consists of three (3) one-story flex warehouse buildings totaling approximately 89,280 square feet of rentable area. The buildings are constructed on a deep foundation system consisting of piles or caissons and grade beams. The ground floor consists of reinforced concrete slab. The exterior structural walls are constructed with structural steel framing consisting of columns, beams and open web steel joists. The rooves are flat and consist of PVC roofing membrane. The parking area comprises 171 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Bridge Church	Religious	10,913	12.2 %	$ 79,077	10/31/2025	None

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate	95.1 %	79.9 %	86.8 %	91.4 %	82.2 %

(1) Occupancy rates for 2019 through 2020 are derived from data from the prior owner.

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 7.79	$ 6.83	$ 6.65	$ 5.79	$ 6.30

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2021, we owned Greenbrier Business Center for four months. The average annual rent per square foot is based on rents from the prior owner for period from January, 2021 through August, 2021 and on rents from our ownership period from September, 2021 through December, 2021. Average effective rent per square foot for 2019 and 2020 are based on rents from the prior owner.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	4	6	7	—	2	—	—	—	—	—
Square Footage	13,625	33,974	30,363	—	6,968	—	—	—	—	—
Annual Rent (1)	$ 122,528	$ 290,779	$ 330,151	$ —	$ 84,948	$ —	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	17.6 %	41.8 %	47.4 %	— %	12.2 %	— %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Parkway Property

On November 1, 2021, we acquired an undivided 82% tenant-in-common interest in the Parkway Property from Continental Parkway, LLC, a Virginia limited liability company and unaffiliated seller. The Parkway Property is comprised of two flex warehouse buildings totaling approximately 64,109 square feet and is located on 4.39 acres of land at 2697 International Parkway, Virginia Beach, Virginia, 23452. The contract purchase price for the Parkway Property was $7,300,000. We acquired the Parkway Property with $2,138,795 in cash from us, $469,492 in cash from an unaffiliated tenant-in-common, and net mortgage loan proceeds of approximately

$4,989,737, or the Parkway Property Loan. Our company purchased the Parkway Property as a tenant-in-common with PMI Parkway, LLC, an unaffiliated party. Our company acquired an 82% interest in the Parkway Property, and PMI Parkway, LLC owns the remaining 18% interest. The Parkway Property was built in 1984, was 100% leased as of December 31, 2023, and is anchored by First Onsite and GBRS Group.

The interest rate for the mortgage loan for the Parkway Property was originally based on the Intercontinental Exchange London Interbank Offered Rate ("ICE LIBOR") plus 225 basis points, with a minimum rate of 2.25%. After the discontinuation of the London Interbank Offered Rate ("LIBOR") on June 30, 2023, the ICE LIBOR index was replaced by Term SOFR, with an adjusted margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month may not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2023 and 2022 the rate in effect for the Parkway Property Loan was 7.05% and 4.3117%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The Parkway Property Loan matures on October 31, 2031.

We entered into an Interest Rate Protection Transaction to limit our exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property. Under this agreement, our interest rate exposure is capped at 5.25% if USD 1-Month ICE LIBOR exceeds 3%. Effective on July 1, 2023, the interest rate index under the Interest Rate Protection Transaction automatically converted to SOFR. As of December 31, 2023, SOFR was 5.35% and as of December 31, 2022, USD 1-Month ICE LIBOR was 4.39%.

In connection with our acquisition of the Parkway Property, we, through a subsidiary, entered into the Tenants in Common Agreement with PMI Parkway, LLC, or the Parkway TIC Agreement. Among other approvals, under the Parkway TIC Agreement, the consent of both tenants in common is required to approve (i) any lease, sublease, deed restriction, or grant of easement of/on all or any portion of the Parkway Property, (ii) any sale or exchange of the Parkway Property, or (iii) any indebtedness or loan, and any negotiation or refinancing thereof, secured by a lien on the Parkway Property. In the event the tenants in common are unable to agree on a decision which requires the consent of both tenants in common, a tenant in common may purchase the undivided interest of the other tenant in common subject to certain rights contained in the Parkway Property TIC Agreement.

The Parkway Property consists of two buildings totaling approximately 64,109 square feet of leasable area. The buildings are concrete slab-on-grade with continuous perimeter reinforced concrete spread footings and interior isolated spread footings and column pads. The exterior walls are masonry with interior steel beams and framing. The low-slope roof structure is steel frame with corrugated metal panels covered by a single ply EPDM system on one building and a single ply TPO system on the second building. The parking area comprises approximately 207 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annualized Rent	Lease Expiration	Renewal Options
First Onsite	Construction	7,760	12.1 %	$ 73,720	7/31/2028	None
GBRS Group	Consulting	16,386	25.6 %	$ 157,655	8/31/2025	8/31/2030

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate (1)	100.0 %	100.0 %	100.0 %	100.0 %	76.6 %

(1) Occupancy rates for 2019 and 2020 are derived from data from the prior owner.

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 8.31	$ 9.40	$ 10.12	$ 8.22	$ 6.80

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2021, we owned the Parkway Property for two months. The average annual rent per square foot is based on rents from the prior owner for period from January, 2021 through October, 2021 and on rents from our ownership period from November, 2021 through December, 2021. Average effective rent per square foot for 2019 and 2020 are based on rents from the prior owner.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	10	4	4	—	2	—	—	—	—	—
Square Footage	19,790	22,146	9,153	—	13,020	—	—	—	—	—
Annual Rent (1)	$ 207,153	$ 118,543	$ 95,322	$ —	$ 143,391	$ —	$ —	$ —	$ —	$ —
Percentage of Aggregate Annual Rent (2)	38.9 %	22.2 %	17.9 %	— %	26.9 %	— %	— %	— %	— %	— %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Salisbury Marketplace Property

On June 13, 2022, we purchased from FCC Salisbury Marketplace, LLC, a Virginia limited liability company and unaffiliated seller, a 79,732 square foot retail property located on 9.83 acres at 2106 Statesville Boulevard, Salisbury, North Carolina, or the Salisbury Marketplace Property, for $10,025,000 exclusive of closing costs. The Salisbury Marketplace Property was built in 1987, was 85.3% leased as of December 31, 2023, and is anchored by Food Lion, CitiTrends and Family Dollar. The purchase price and closing costs for the Salisbury Marketplace Property were financed with $3,746,561 in equity and net mortgage loan proceeds of $6,533,153 from the Wells Fargo Mortgage Facility (see below).

The Salisbury Marketplace Property consists of a single-story, main retail strip building constructed in 1987. The building is concrete slab over prepared base with spread footings and reinforced column pads. The building superstructure is steel stud framing with concrete masonry unit infill. The roof structure consists of corrugated steel panels supported by open web steel joists. The roof is a combination of (i) a flat, membrane with gravel ballast and (ii) a flat, unballasted EPDM membrane. Parking is available for estimated 276 spaces.

As of December 31, 2023, tenants occupying 10% or more of the rentable square footage included:

Tenant	Business	Leased Square Footage	Percentage of Rentable Square Footage	2023 Annual Rent	Lease Expiration	Renewal Options
Food Lion	Retail	31,762	39.8 % $	324,096	12/31/2032	12/31/2037
						12/31/2042
						12/31/2047
						12/31/2052
						12/31/2057
						12/31/2062
CitiTrends	Retail	12,500	15.7 % $	113,850	9/30/2027	9/30/2032
Family Dollar	Retail	8,470	10.6 % $	87,115	12/31/2033	12/31/2038
						12/31/2043

Occupancy data for the five preceding years (as of December 31) was as follows:

	2023	2022	2021	2020	2019
Occupancy Rate (1)	85.3 %	91.2 %	89.3 %	85.3 %	83.8 %

(1) Occupancy rates for 2019 through 2021 are derived from data from the prior owner.

Average effective annual rent per square foot for the five preceding years was as follows:

	2023	2022	2021	2020	2019
Average Effective Annual Rent Per Square Foot (1)	$ 9.73	$ 9.68	$ 9.60	$ 9.10	$ 8.88

(1) Average effective rent per square foot represents the average annual rent for all occupied space for the respective periods after accounting for rent abatements and concessions but before accounting for tenant reimbursements or rent deferrals. For the year ended December 31, 2022, we owned the Salisbury Marketplace Property for approximately six months. The average annual rent per square foot is based on rents from the prior owner for period from January, 2022 through June, 2022 and on rents from our ownership period from July, 2022 through December, 2022. Average effective rent per square foot for 2019 through 2021 are based on rents from the prior owner.

Lease expirations in the next 10 years are as follows:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Leases Expiring	2	2	3	1	—	2	—	—	1	1
Square Footage	2,550	2,250	8,050	12,500	—	2,400	—	—	31,762	8,470
Annual Rent (1)	$ 38,789	$ 21,579	$ 118,347	$ 113,850	$ —	$ 37,982	$ —	$ —	$ 324,096	$ 93,382
Percentage of Aggregate Annual Rent (2)	5.0 %	2.8 %	15.3 %	14.7 %	— %	4.9 %	— %	— %	41.8 %	12.0 %

(1) Annual rent is determined by multiplying the monthly rent in effect at the time of the lease expiration by 12 months.

(2) The percentage of aggregate annual rent is determined by dividing (i) the annual rent (see note 1) related to expiring leases by (ii) the property's total 2023 rent.

Wells Fargo Mortgage Facility

On June 13, 2022, we entered into a mortgage loan facility with Wells Fargo Bank in the principal amount of $18,609,500. The proceeds from this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property. The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule, is $103,438. We have provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis, a minimum debt yield of 9.5% on the Salisbury Marketplace, Lancer Center and Greenbrier Business Center properties, and the maintenance of liquid assets of not less than $1,500,000.

ITEM 3. LEGAL PROCEEDINGS

We and our subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the Nasdaq Capital Market under the symbol "MDRR" since November 28, 2018. Prior to that time, there was no public market for our common stock. On March 5, 2024, the closing sale price of our common stock on the Nasdaq Capital Market was $5.55. On December 31, 2023, we had approximately 7,583 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

We generally intend to continue to declare quarterly dividends on our common stock, subject to our Board's discretion and applicable law. The actual amount and timing of dividends, however, will be at the discretion of our Board and will depend upon our financial condition in addition to the requirements of the Internal Revenue Code of 1986 (the "Code"), and no assurance can be given as to the amounts or timing of future distributions, if any. From time to time, our Board may approve the repurchase of our shares of common stock or Series A Preferred Stock, par value $0.01 per share, through open market purchases or otherwise.

Recent Sales of Unregistered Securities

None.

Issuer Repurchases of Equity Securities

On December 21, 2021, the Board authorized a share repurchase program (the "Common Stock Repurchase Program") whereby we may repurchase up to 62,500 shares of our common stock for a maximum price of $38.40 per share. Under this authorization, we repurchased 33,509 shares of our common stock at a total cost of $278,277 and an average price of $8.30 per share. On October 18, 2023, the Board approved the repurchase of an additional 200,000 Common Shares for a maximum price of $6.00 per share under the Common Stock Repurchase Program. Following the approval of the increase, we may purchase up to 228,991 Common Shares in total under the program. During the three months ended December 31, 2023, we did not make any share repurchases.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements and the related notes thereto of Medalist Diversified REIT, Inc. contained in this Annual Report.

This following discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See "Cautionary Statement Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors.

Company Overview

Medalist Diversified REIT Inc. is a Maryland corporation formed on September 28, 2015. Beginning with our taxable year ended December 31, 2017, we believe that we have operated in a manner qualifying us as a real estate investment trust ("REIT"), and we have elected to be taxed as a REIT for federal income tax purposes. Our company serves as the general partner of Medalist Diversified Holdings, LP which was formed as a Delaware limited partnership on September 29, 2015.

Our company was formed to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial and retail properties, (ii) multi-family residential properties and (iii) limited-service hotel properties in secondary and tertiary markets in the southeastern part of the United States, with an expected concentration in Virginia, North Carolina, South Carolina, Georgia, Florida and Alabama. We may also pursue, in an opportunistic manner, other real estate-related investments, including, among other things, equity or other ownership interests in entities that are the direct or indirect owners of real property, and indirect investments in real property, such as those that may be obtained in a joint venture. While these types of investments are not intended to be a primary focus, we may make such investments in our discretion. On October 6, 2023, we announced our plans to start evaluating options to create stand-alone, single tenant net lease assets from our existing portfolio and to explore the acquisition of single tenant net lease assets outside of our existing portfolio. On February 15, 2024, we announced that our company had entered into an agreement with a related party to acquire a single tenant net lease asset referred to as the Citibank Property (see Note 11 to the notes to our consolidated financial statements.) We continue to evaluate these options and plan to continue to provide updates when appropriate.

As of December 31, 2023, our company owned and operated eight investment properties, the Shops at Franklin Square (the "Franklin Square Property"), a 134,239 square foot retail property located in Gastonia, North Carolina, the Hanover North Shopping Center (the "Hanover Square Property"), a 73,440 square foot retail property located in Mechanicsville, Virginia, the Ashley Plaza Shopping Center (the "Ashley Plaza Property"), a 164,012 square foot retail property located in Goldsboro, North Carolina, Brookfield Center (the "Brookfield Center Property"), a 64,880 square foot mixed-use industrial/office property located in Greenville, South Carolina, the Lancer Center, a 181,590 square foot retail property located in Lancaster, South Carolina (the "Lancer Center Property"), the Greenbrier Business Center (the "Greenbrier Business Center Property"), an 89,280 square foot mixed-use industrial/office property located in Chesapeake, Virginia, Parkway 3 & 4 (the "Parkway Property"), a 64,109 square foot mixed-use industrial office property located in Virginia Beach, Virginia, and the Salisbury Marketplace Shopping Center, a 79,732 square foot retail property located in Salisbury, North Carolina (the "Salisbury Marketplace Property"). As of December 31, 2023, we owned 84% of the Hanover Square Property as a tenant in common with a noncontrolling owner which owned the remaining 16% interest and 82% of the Parkway Property as a tenant in common with a noncontrolling owner which owns the remaining 18% interest.

For all periods prior to July 18, 2023, our company was externally managed by the Manager. On July 18, 2023, our company entered into a termination agreement with the Manager and William R. Elliott and Thomas E. Messier (the "Termination Agreement") which provided for the immediate termination of the Management Agreement. Until the termination of the Management Agreement, the Manager made all investment decisions for our company. The Manager oversaw our company's overall business and affairs and had broad discretion to make operating decisions on behalf of our company and to make investment decisions. Since the termination of the Management Agreement, our company has been managed internally as directed by our company's Board of Directors (the "Board"). Our company's stockholders are not involved in its day-to-day affairs.

Reporting Segments

We establish operating segments at the property level and aggregate individual properties into reportable segments based on product types in which we have investments. As of December 31, 2023, our reportable segments were retail center properties and flex center properties. Although we sold our interest in the Clemson Best Western Hotel Property on September 29, 2022, we include hotel properties as a third reportable segment for the year ended December 31, 2022.

Recent Trends and Activities

Reverse 1-for-8 Stock Split

On May 3, 2023, our company completed a reverse stock split of its Common Shares, and a corresponding adjustment to the outstanding common units of the Operating Partnership, at a ratio of 1-for-8 (the "Reverse Stock Split"). The Reverse Stock Split took effect at 5:00 p.m. Eastern Time on May 3, 2023 (the "Effective Time") and automatically converted every eight Common Shares outstanding at that time into one Common Share. The Reverse Stock Split was intended to help our company regain compliance with Nasdaq's Minimum Bid Price Requirement. On May 18, 2023, our company received written notice from the Nasdaq Stock Market, LLC stating that the Company had regained compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market ("Nasdaq") because our company's Common Shares had a closing bid price of at least $1.00 per share for ten consecutive business days. Accordingly, Nasdaq's Listing Qualifications Staff considers the matter closed.

Establishment of a Special Committee of the Board and Exploration of Strategic Alternatives

On March 10, 2023, the Board announced that it had established the Special Committee to explore potential strategic alternatives focusing on maximizing stockholder value. The Special Committee was comprised solely of independent directors and was charged with exploring potential strategic alternatives including, without limitation, a business combination involving our company, a sale of all or part of our company's assets, joint venture arrangements and/or restructurings, and determining whether a strategic transaction is in the best interest of our company.

On April 18, 2023, our company provided an update on the Special Committee's efforts and announced that the Special Committee was in active discussions with potential parties in pursuit of those alternatives. On July 12, 2023, the Board approved our company's negotiation of the sale of its interests in four properties from our company's portfolio. On August 7, 2023, our company announced that it had ceased to pursue the sale of these properties.

Internalization of Management

On July 18, 2023, our company entered into the Termination Agreement which provided for the immediate termination of the Management Agreement. In connection with the resulting internalization of our company's management, Francis P. Kavanaugh was appointed interim CEO and President. On October 18, 2023, Mr. Kavanaugh was appointed CEO and President on a permanent basis.

Sale of the Clemson Best Western Property

On September 29, 2022, our company sold its interest in the Clemson Best Western Property, a 148 room hotel on 5.92 acres in Clemson, South Carolina, to an unrelated purchaser for $10,015,000. During the three months ended March 31, 2021, our company reclassified the Clemson Best Western Property as assets held for sale. As part of our continuing evaluation of the amounts previously used for the estimated fair value of the Clemson Best Western asset group that had been reclassified as assets held for sale, during the three months ended March 31, 2022, our company recorded an impairment charge of $175,671 associated with this reclassification. As a result of the closing of the sale of the Clemson Best Western Property on September 29, 2022, our company recognized a loss on sale of investment properties of $421,096 for the year ended December 31, 2022.

Salisbury Marketplace Property Acquisition

On June 13, 2022, our company, through a wholly owned subsidiary, completed its acquisition of the Salisbury Marketplace Property, a 79,732 square foot retail property located in Salisbury, North Carolina. The Salisbury Marketplace Property, built in 1986, was 91.2% leased as of December 31, 2023, and is anchored by Food Lion, Citi Trends and Family Dollar. The purchase price for the Salisbury Marketplace Property was $10,025,000 paid through a combination of cash provided by our company and the incurrence of new mortgage debt. Our company's total investment was $10,279,714 and we incurred $254,714 of acquisition and closing costs which were capitalized and added to the tangible assets acquired.

Hanover Square Property Transactions

On December 29, 2023, our company and PMI Hanover Sq. LLC entered into a purchase and sale agreement to sell the Hanover Square Shopping Center to an unrelated third party for $13,000,000. The Hanover Square Outparcel is not included in this transaction. On February 8, 2024, the purchaser completed its due diligence and our company and PMI Hanover Sq. LLC agreed to a $75,000 price reduction to reflect necessary repairs. On February 16, 2024, our company entered into a purchase and sale agreement to purchase PMI Hanover Sq. LLC's undivided 16% interest in the Hanover Square Outparcel.

Agreement to Acquire the Citibank Property

On February 15, 2024, our company entered into an agreement with an entity controlled by Francis P. Kavanaugh, our CEO and President and a related party, to acquire a single tenant net lease asset referred to as the Citibank Property. Consideration for the acquisition will be paid to the related party seller in the form of common units of the Operating Partnership (the "Operating Partnership Units", and each an "Operating Partnership Unit") valued at $5.75 per Operating Partnership Unit. Several conditions to closing on the purchase remain to be satisfied, and there can be no assurance that our company will complete the transaction on the general terms described above or at all.

Wells Fargo Mortgage Facility

On June 13, 2022, our company, through its wholly owned subsidiaries, entered into a mortgage loan facility with Wells Fargo Bank (the "Wells Fargo Mortgage Facility") in the principal amount of $18,609,500. The proceeds of the Wells Fargo Mortgage Facility were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property. The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a 25-year amortization schedule, is $103,438. Our company has provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis and a minimum debt yield of 9.5% on the Salisbury Marketplace, Lancer Center and Greenbrier Business Center properties, and to maintain liquid assets of not less than $1,500,000 on deposit with Wells Fargo Bank. As of December 31, 2023, our company believes that it is compliant with these covenants.

Wells Fargo Line of Credit

On June 13, 2022, our company, through its wholly owned subsidiaries, entered into a loan agreement with Wells Fargo Bank for a $1,500,000 line of credit (the "Wells Fargo Line of Credit"). As of December 31, 2023 and 2022, the Wells Fargo Line of Credit had an outstanding balance of $1,000,000 and $0, respectively. Outstanding balances on the Wells Fargo Line of Credit will bear interest at a floating rate of 2.25% above daily SOFR. As of December 31, 2023 and 2022, SOFR was 5.35% and 4.3%, respectively. The Wells Fargo Line of Credit has a one-year, renewable term, is unconditionally guaranteed by our company, and any outstanding balances are secured by the Lancer Center Property, the Greenbrier Business Center Property and the Salisbury Marketplace Property. On May 2, 2023, our company and Wells Fargo Bank entered into the First Amendment to Revolving Line of Credit Note which extended the maturity date of the Wells Fargo Line of Credit to June 9, 2024. Our company is currently in discussions with Wells Fargo to extend the maturity date of the Wells Fargo Line of Credit, but there can be no assurance that we will be successful. We plan to continue to use the Wells Fargo Line of Credit for general working capital needs and to help fund future acquisitions.

Shelf Registration

On June 21, 2021, our company filed a shelf registration statement on Form S-3 with the SEC. The shelf registration statement is intended to provide additional flexibility to finance future business opportunities through timely and cost-effective access to capital markets. Under the shelf registration statement, our company may, from time to time, issue common stock up to an aggregate amount of $150,000,000. The shelf registration statement was declared effective by the SEC on July 27, 2021.

Standby Equity Purchase Agreement

On November 17, 2021, our company entered into a Standby Equity Purchase Agreement (the "SEPA") with a financing entity. Under the SEPA, our company may sell up to $6,665,299 of our shares of common stock at our request any time during the 36 months following the execution of the SEPA. Any shares purchased pursuant to the SEPA would be purchased at 96.5% of the market price (as defined in the SEPA), subject to certain limitations, including that the financing entity could not purchase any shares that would result in it owning more than 4.99% of our company's outstanding common stock. As of December 31, 2022, our company has generated net proceeds of $1,538,887 from the issuance of 180,675 shares of our common stock at an average price of $8.52 per share under the SEPA.

Issuance Date	Shares Issued	Price Per Share		Total Proceeds	
March 3, 2022	11,325	$	8.70	$	98,574
March 14, 2022	34,524		8.40		290,000
March 17, 2022	34,851		8.61		300,000
March 21, 2022	59,258		8.44		500,000
April 1, 2022	40,718		8.60		350,313
Total	**180,676**	**$**	**8.52**	**$**	**1,538,887**

Common Stock Repurchase Plan

In December 2021, the Board approved the purchase up to 62,500 shares of our Common Shares in the open market, up to a maximum price of $38.40 per share under the Common Stock Repurchase Plan. As of December 31, 2022, we have repurchased a total of 33,509 shares of our Common Shares in the open market under the Common Stock Repurchase Plan at an average price of $8.30 per share.

Purchase Date	Shares Purchased	Price Per Share	Total Cost
January 4, 2022	50	$ 8.48	$ 424
January 5, 2022	6,026	8.48	51,093
January 6, 2022	12,500	8.36	104,556
January 7, 2022	3,750	8.40	31,500
January 10, 2022	6,250	8.16	51,000
January 14, 2022	12	8.08	101
January 21, 2022	4,921	8.05	39,603
Total	**33,509**	**$ 8.30**	**$ 278,277**

On October 18, 2023, the Board approved the repurchase of an additional 200,000 Common Shares for a maximum price of $6.00 per share under the Common Stock Repurchase Program previously approved by the Board in December 2021. Following the approval of the increase, our company may purchase up to 228,991 Common Shares in total under the program. Shares will be repurchased, if at all, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. Our company's decision to repurchase its shares, as well as the timing of such repurchases will depend on a variety of factors that include the ongoing assessment of our company's capital needs, market conditions and the price of our company's common stock and other corporate considerations, all as determined by our company. The repurchase program does not obligate our company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at our company's discretion.

Common stock grants under the 2018 Equity Incentive Plan

On March 2, 2022, the Compensation Committee approved a grant of 7,500 shares of our common stock to two employees of the Manager who also served as directors of our company, a grant of 11,250 shares of our common stock to our company's three independent directors at the time, and a grant of 7,500 shares of our common stock to the chief financial officer of our company under the Equity Incentive Plan. The effective date of the grants was March 2, 2022. The shares of our common stock granted vested immediately and are unrestricted. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the shares vested immediately, the fair value of the grants, or $233,100, was recorded to share based compensation expense on our consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of our shares of our common stock on the effective date of the grant.

On November 22, 2022, the Compensation Committee approved a grant of 9,554 shares of our common stock to two employees of our Manager who also served as directors of our company, a grant of 14,331 shares of our common stock to our company's three independent directors at the time, a grant of 9,555 shares of our common stock to the chief financial officer of our company, and a grant of 6,370 shares of our common stock to the vice president and senior accountant of our company under the Equity Incentive Plan. The effective date of the grants was November 22, 2022. The shares granted vested immediately and are unrestricted. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the shares of our common stock vested immediately, the fair value of the grants, or $250,000, was recorded to share based compensation expense on our consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of our shares of our common stock on the effective date of the grant.

Financing Activities

Mortgages payable

Our company financed its acquisitions of its investment properties through mortgages, as follows:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2023	December 31, 2022
Franklin Square (a)	Interest only	3.808 %	December 2031	$ 13,250,000	$ 13,250,000
Hanover Square (b)	$ 78,098	6.94 %	December 2027	—	9,877,867
Ashley Plaza (c)	$ 52,795	3.75 %	September 2029	10,708,557	10,930,370
Brookfield Center (d)	$ 22,876	3.90 %	November 2029	4,571,410	4,663,206
Parkway Center (e)	$ 28,161	Variable	November 2031	4,870,403	4,992,427
Wells Fargo Facility (f)	$ 103,438	4.50 %	June 2027	17,939,276	18,351,981
Total mortgages payable				**$ 51,339,646**	**$ 62,065,851**

Amounts presented do not reflect unamortized loan issuance costs.

(a) The mortgage loan for the Franklin Square Property in the principal amount of $13,250,000 has a ten-year term and matures on December 6, 2031. The mortgage loan bears interest at a fixed rate of 3.808% and is interest only until January 6, 2025, at which time the monthly payment will become $61,800, which includes interest and principal based on a thirty-year amortization schedule. The mortgage includes covenants for our company to maintain a net worth of $13,250,000, excluding the assets and liabilities associated with the Franklin Square Property and to maintain liquid assets of no less than $1,000,000. As of December 31, 2023 and 2022, respectively, our company believes that we are compliant with these covenants. Our company has guaranteed the payment and performance of the obligations of the mortgage loan.

(b) As of December 31, 2023, our company reclassified the mortgage loan for the Hanover Square Property to mortgages payable, net, associated with assets held for sale (see below).

(c) The mortgage loan for the Ashley Plaza Property bears interest at a fixed rate of 3.75% and was interest only for the first twelve months. Beginning on October 1, 2020, the monthly payment became $52,795 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. Effective on December 26, 2023, our company assumed certain guaranty obligations under the Ashley Plaza mortgage loan related to the Guaranty Substitution (see below). These obligations include covenants for our company to maintain a net worth of $11,400,000, excluding the liabilities associated with the mortgage loan for the Ashley Plaza Property and for our company to maintain liquid assets of no less than $1,100,000. As of December 31, 2023 and 2022, respectively, our company believes that we are compliant with these covenants.

(d) The mortgage loan for the Brookfield Property bears interest at a fixed rate of 3.90% and is interest only for the first twelve months. Beginning on November 1, 2020, the monthly payment became $22,876 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. Effective on December 26, 2023, our company assumed certain guaranty obligations under the Brookfield Property mortgage loan related to the Guaranty Substitution (see below). These obligations include covenants for our company to maintain a net worth of $4,850,000, excluding the liabilities associated with the mortgage loan for the Brookfield Property and for our company to maintain liquid assets of no less than $485,000. As of December 31, 2023 and 2022, respectively, our company believes that we are compliant with these covenants.

(e) The interest rate for the mortgage loan for the Parkway Property was originally based on ICE LIBOR plus 225 basis points, with a minimum rate of 2.25%. After the discontinuation of LIBOR on June 30, 2023, the ICE LIBOR index was replaced by Term SOFR, with an adjusted margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month may not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2023 and 2022 the rate in effect for the Parkway Property mortgage was 7.05% and 6.37%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The mortgage loan for the Parkway Property includes a covenant to maintain a debt service coverage ratio of not less than 1.30 to 1.00 on an annual basis. As of December 31, 2023 and 2022, respectively, our company believes that we are compliant with this covenant.

On October 28, 2021, our company entered into the Interest Rate Protection Transaction to limit our exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property. Under this agreement, our interest rate exposure is capped at 5.25% if USD 1-Month ICE LIBOR exceeds 3%. Effective on July 1, 2023, the interest rate index under the Interest Rate Protection Transaction automatically converted to SOFR. For the period from September 1, 2022 through December 31, 2023, the applicable index (LIBOR or SOFR), exceeded the 3% cap, and payments from the Interest Rate Protection Transaction reduced our company's net interest expense. Payments to our company from the Interest Rate Protection Transaction are recorded as an offset to interest expense on our company's consolidated statements of operations for the years ended years ended December 31, 2023 and 2022, respectively.

(f) On June 13, 2022, our company entered into a mortgage loan facility with Wells Fargo Bank (the "Wells Fargo Mortgage Facility") in the principal amount of $18,609,500. The proceeds of this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property (see notes (g) and (h), below). The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five -year amortization schedule, is $103,438. Our company has provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis and a minimum debt yield of 9.5% on the Salisbury Marketplace Property, the Lancer Center Property and the Greenbrier Business Center Property, and to maintain liquid assets of not less than $1,500,000. As of the years ended December 31, 2023 and 2022, respectively, our company believes that we are compliant with these covenants.

Our company refinanced the mortgage loan for the Lancer Center Property, using proceeds from the Wells Fargo Mortgage Facility discussed above. Our company accounted for this refinancing transaction under debt extinguishment accounting in accordance with ASC 470, and for the year ended December 31, 2022, recorded a loss on extinguishment of debt of $113,282. The original mortgage loan for the Lancer Center Property bore interest at a fixed rate of 4.00%. The monthly payment was $34,667 which includes interest at the fixed rate and principal, based on a twenty-five-year amortization schedule.

Our company refinanced the mortgage loan for the Greenbrier Business Center Property using proceeds from the Wells Fargo Mortgage Facility discussed above. Our company accounted for this refinancing transaction under debt extinguishment accounting in accordance with ASC 470, and for year ended December 31, 2022, recorded a loss on extinguishment of debt of $56,393. Our company assumed the original mortgage loan for the Greenbrier Business Center Property from the seller. The original mortgage loan bore interest at a fixed rate of 4.00% and would have been interest only until August 1, 2022, at which time the monthly payment would have become $23,873, which would have included interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule.

Our company financed its acquisitions of its assets held for sale through mortgages, which as of December 31, 2023 are recorded as mortgages payable, net, associated with assets held for sale, on our consolidated balance sheets, as follows:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2023	2022
Hanover Square (a)	$ 78,098	6.94 %	December 2027	$ 9,640,725	$ —
Total mortgages payable associated with assets held for sale				**$ 9,640,725**	**$ —**

Amounts presented do not reflect unamortized loan issuance costs.

(a) The mortgage loan for the Hanover Square Property bore interest at a fixed rate of 4.25% until January 1, 2023, when the interest rate adjusted to a fixed rate of 6.94%, which was determined by adding 3.00% to the daily average yield on United States Treasury securities adjusted to a constant maturity of five years, as made available by the Federal Reserve Board, with a minimum of 4.25%. As a result of the interest rate change, as of February 1, 2023, the fixed monthly payment of $56,882 increased to $78,098 which includes interest at the fixed rate, and principal, based on a twenty-five -year amortization schedule. The mortgage loan agreement for the Hanover Square Property includes covenants to (i) maintain a Debt Service Coverage Ratio ("DSCR") in excess of 1.35 and (ii) maintain a loan-to-value of real estate ratio of 75%. As of December 31, 2023, our company believes that we are in compliance with the loan-to-value covenant, but our company was not in compliance with the DSCR covenant. Our company notified the lender which responded that it considers this a technical default and does not intend to take any action related to the default because our company has made all mortgage payments on time and intends to sell the property in the near future.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we have no off-balance sheet arrangements.

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, or different assumptions were made, it is possible that different accounting policies would have been applied, resulting in different financial results or a different presentation of our financial statements. Below is a discussion of the accounting policies that we consider critical to an understanding of our financial condition and operating results that may require complex or significant judgment in their application or require estimates about matters which are inherently uncertain. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, "Summary of Significant Accounting Policies," of our Consolidated Financial Statements. We believe that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

Principal components of our total revenues for our retail center properties and flex center properties include base rents and tenant reimbursements. We accrue minimum (base) rent on a straight-line basis over the terms of the respective leases which results in an unbilled rent asset or deferred rent liability being recorded on the balance sheet. Certain lease agreements contain provisions that grant additional rents based on tenants' sales volumes (contingent or percentage rent) which we recognize when the tenants achieve the specified targets as defined in their lease agreements. We periodically review the valuation of the asset/liability resulting from the straight-line accounting treatment of our leases in light of any changes in lease terms, financial condition or other factors concerning our tenants.

For the periods during which our company owned its hotel properties, revenues were recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services. Revenues from our company's occupancy agreement with Clemson University were recognized as earned, which is as rooms were occupied by Clemson.

Rents and Other Tenant Receivables

For our retail center and flex center properties, we record a tenant receivable for amounts due from tenants such as base rents, tenant reimbursements and other charges allowed under the lease terms. We periodically review tenant receivables for collectability and determine the need for an allowance for the uncollectible portion of accrued rents and other accounts receivable based upon customer creditworthiness (including expected recovery of a claim with respect to any tenants in bankruptcy), historical bad debt levels and current economic trends. We consider a receivable past due once it becomes delinquent per the terms of the lease. A past due receivable triggers certain events such as notices, fees and other actions per the lease.

Accounting for Leases

Our company adopted Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)* on January 1, 2022 using the modified retrospective approach within ASU 2018-11, which allows for the application date to be the beginning of the reporting period in which the entity first applies the new standard. Our company historically has not been and is not currently a "lessee" under any lease agreements, and thus did not have any arrangements requiring the recognition of lease assets or liabilities on its balance sheet. As a "lessor", our company has active lease agreements with over 130 tenants across our portfolio of investment properties.

Upon the adoption of ASC No. 842, our company has elected the practical expedient permitting lessors to elect by class of underlying asset to not separate non-lease components (for example, maintenance services, including common area maintenance) from associated lease components (the "non-separation practical expedient") if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC No. 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. Our company assessed the criteria above with respect to our operating leases and determined that they qualify for the non-separation practical expedient. As a result, we have accounted for and presented the revenues from these leases, including tenant reimbursements, as a single line item on our consolidated statements of operations for the years ended December 31, 2023 and 2022.

Acquisition of Investments in Real Estate

The adoption of ASU 2017-01, as discussed in Note 2, "Summary of Significant Accounting Policies" of the consolidated financial statements included in this report, has impacted our accounting framework for the acquisition of investment properties. Upon acquisition of investment properties, our company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities, including in-place leases, above- and below-market leases, tenant relationships and assumed debt based on evaluation of information and estimates available at that date. Fair values for these assets are not directly observable and estimates are based on comparable market data and other information which is subjective in nature, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Impairment of Long-Lived Assets

We periodically review investment properties for impairment on a property-by-property basis to identify any events or changes in circumstances that indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in the property's cash flows, occupancy and fair market value. If any such events or changes in circumstances are identified, we perform a formal impairment analysis. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization, is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using data such as operating income, estimated capitalization rates or multiples, leasing prospects and local market information. Our company also reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of its intangible assets may not be recoverable, but at least annually.

REIT Status

We are a Maryland corporation that has elected to be treated, for U.S. federal income tax purposes, as a REIT. We elected to be taxed as a REIT under the Code for the year ended December 31, 2017 and have not revoked such election. A REIT is a corporate entity which holds real estate interests and must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to stockholders. As a REIT, we generally will not be subject to corporate level federal income tax on our taxable income if we annually distribute 100% of our taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to regular federal and state corporate income taxes and may not be able to elect to qualify as a REIT for four subsequent taxable years. Our qualification as a REIT requires management to exercise significant judgment and consideration with respect to operational matters and accounting treatment. Therefore, we believe our REIT status is a critical accounting estimate.

Evaluation of our company's Ability to Continue as a Going Concern

Under the accounting guidance related to the presentation of financial statements, our company is required to evaluate, on a quarterly basis, whether or not the entity's current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due arising within one year of the date of the issuance of our company's consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern. Our company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In applying applicable accounting guidance, management considered our company's current financial condition and liquidity sources, including current funds available, forecasted future cash flows and our company's obligations due over the next twelve months, as well as our company's recurring business operating expenses.

We have concluded that it is probable that we will be able to meet our obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance. For additional information regarding our company's liquidity, see Note 5 – Loans Payable and Note 8 – Commitments and Contingencies in the notes to our company's consolidated financial statements.

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued growth and success. Our primary liquidity needs are funding for (1) operations, including operating expenses, corporate and administrative costs, payment of principal of, and interest on, outstanding indebtedness, and escrow and reserve payments associated with long-term debt financing for our properties; (2) investing needs, including property acquisitions and recurring capital expenditures; and (3) financing needs, including cash dividends and debt repayments.

Internal liquidity to fund operating needs are expected to be provided primarily by the rental receipts from our retail and flex center properties.

Cash Flows

At December 31, 2023, our consolidated cash and restricted cash on hand totaled $3,809,605 compared to consolidated cash on hand of $5,662,853 at December 31, 2022. Cash from operating activities, investing activities and financing activities for the year ended December 31, 2023 are as follows:

Operating Activities

During the year ended December 31, 2023 our cash provided by operating activities was $104,013 compared to cash provided by operating activities of $1,194,626 for the year ended December 31, 2022, a decrease in cash provided by operating activities of $1,090,613.

Cash flows from operating activities has two components. The first component consists of net operating loss adjusted for non-cash operating activities. During the year ended December 31, 2023, operating activities adjusted for non-cash items resulted in net cash provided by operating activities of $229,141. During the year ended December 31, 2022, operating activities adjusted for non-cash items resulted in net cash provided in operating activities of $1,631,040. The decrease of $1,401,899 in cash flows from operating activities for the year ended December 31, 2023 was a result of management restructuring expenses of $2,066,521, offset by improved net operating income from our investment properties.

The second component consists of changes in assets and liabilities. Increases in assets and decreases in liabilities result in cash used in operations. Decreases in assets and increases in liabilities result in cash provided by operations. During the year ended December 31, 2023, net changes in asset and liability accounts resulted in $125,128 in cash used operations. During the year ended December 31, 2022, net changes in asset and liability accounts resulted in $436,414 in cash used operations. This decrease of $311,286 in cash used in operations resulting from changes in assets and liabilities is a result of decreased changes in accounts payable and accrued liabilities of $6,162, increased changes in other assets of $225,544, decreased changes in unbilled rent of $49,821, offset by increased changes in rent and other receivables, net, of $29,759.

The net of (i) the $229,141 increase in cash provided by operations from the first category and (ii) the $125,128 cash used by operations from the second category results in a total increase of cash provided in operations of $104,013 for the year ended December 31, 2023.

Investing Activities

During the year ended December 31, 2023, our cash used in investing activities was $1,483,117, compared to cash used in investing activities of $9,319,181 during the year ended December 31, 2022, a decrease in cash used in investing activities of $7,836,064.

During the year ended December 31, 2023, cash used in investing activities consisted of $1,483,117 in capitalized expenditures, including $210,505 in building improvements, $11,323 in site improvements, $432,613 in tenant improvements and $828,676 in leasing commissions. During the year ended December 31, 2022, cash used in investing activities consisted of $10,279,714 used for the acquisition of the Salisbury Marketplace Property, $1,019,304 in capitalized expenditures, including $274,662 in building improvements, $300,332 in capitalized leasing commissions, $253,887 in furniture, fixtures and equipment for the Clemson Best Western Hotel property, $177,373 in capitalized tenant improvements, and $13,050 in site improvements, offset by $1,979,837 in cash received from the disposal of investment properties.

The non-cash investing activity for the year ended December 31, 2023, that did not affect our cash provided by investing activities, was the transfer of investment properties, net, to assets held for sale, net of $9,707,154. The non-cash investing activity during the year ended December 31, 2022 was $1,455,777 in restricted cash that was released upon the repayment of the Clemson Best Western Property mortgage payable.

Financing Activities

During the year ended December 31, 2023, our cash used by financing activities was $474,144 compared to cash provided by financing activities of $6,403,431 during the year ended December 31, 2022, an increase in cash used by financing activities of $6,877,575. During the year ended December 31, 2023, our cash used by financing activities consisted of $1,085,480 in principal payments for our company's mortgages, $383,665 in dividends and distributions and $4,999 to retire fractional shares resulting from the reverse stock split, offset by $1,000,000 in proceeds from the line of credit, short term. During the year ended December 31, 2022, financing activities generated $18,477,304 in net proceeds from mortgages payable and $1,538,887 in net proceeds, after issuance costs, from common stock issuances under our SEPA (see above), offset by cash used in financing activities, including dividends and distributions of $1,309,180, mortgage debt principal payments of $11,932,137 (including $10,962,483 of cash used to refinance the Lancer Center, Greenbrier Business Center and Parkway properties and $969,654 in normal, monthly principal payments for our company's other mortgages), repurchases of our company's common stock of $286,543, including costs and fees, and $84,900 in lender fees associated with the repayment of the Clemson Best Western Property mortgage payable at the closing of its sale on September 29, 2022.

Future Liquidity Needs

Liquidity for general operating needs and our company's investment properties is generally provided by the rental receipts from our retail properties and flex center properties, and revenues from our hotel properties, if any. We expect to provide any liquidity for growth (acquisition of new investment properties) by raising additional investment capital. In addition, our company continually reviews and evaluates its outstanding mortgages payable for refinancing opportunities. While some of our mortgages payable are not pre-payable, some mortgages payable may present opportunities for refinancing.

The primary, non-operating liquidity needs of our company are $5,000,000 to retire our mandatorily redeemable preferred stock in February, 2025, $1,000,000 to reduce the balance on our line of credit to $0, $22,994 to pay the dividends and distributions to common shareholders and Operating Partnership Unit holders, and $100,000 to pay the dividends to holders of our mandatorily redeemable preferred stock that were declared on January 10, 2023 and payable February 6, 2024 to holders of record on February 2, 2024, and $1,093,581 in principal payments due on its mortgages payable during the 12-month period from January 1, 2024 through December 31, 2024. In addition to liquidity required to fund these dividends and principal payments, we may also incur some level of capital expenditures for our existing properties that cannot be passed on to our tenants. Our company plans to pay these obligations through a combination of cash on hand, potential dispositions and operating cash.

To meet these future liquidity needs, our company has the following resources:

- $2,234,603 in unrestricted cash as of December 31, 2023;

- $1,575,002 held in lender reserves for the purposes of tenant improvements, leasing commissions, real estate taxes and insurance premiums;

- Our company's $1,500,000 line of credit with Wells Fargo Bank, which had a $1,000,000 outstanding balance as of December 31, 2023;

- Cash generated from operations during the year ended December 31, 2024, if any;

- Projected proceeds from the sale of the Hanover Square Shopping Center of approximately $2,600,000, which is expected to close during March, 2024; and

- Potential proceeds from issuances of Common Shares under our company's shelf registration or under the Standby Equity Purchase Agreement (see note 7 of the notes to the consolidated financial statements), although there is no guarantee that any such issuances will be successful in raising additional funds.

Results of Operations

Year ended December 31, 2023

Revenues

Total revenue was $10,272,826 for the year ended December 31, 2023, consisting of $7,768,174 in revenues from retail center properties and $2,504,652 from flex center properties. Total revenues for the year ended December 31, 2023 decreased by $818,499 over the year ended December 31, 2022, resulting from decreased hotel property revenues from the sale of the Clemson Best Western Property and decreased flex center properties, offset by increased retail center revenues from new leasing activity in our retail center properties and our company's acquisition of the Salisbury Marketplace properties

| | For the year ended December 31, | | Increase / |
	2023	2022	(Decrease)
Revenues			
Retail center properties	$ 7,768,174	$ 7,053,757	$ 714,417
Hotel property	—	1,507,649	(1,507,649)
Flex center properties	2,504,652	2,529,919	(25,267)
Total Revenues	**$ 10,272,826**	**$ 11,091,325**	**$ (818,499)**

Revenues from retail center properties were $7,768,174 for the year ended December 31, 2023, an increase of $714,417 over retail center property revenues for the year ended December 31, 2022. Increased revenues of $280,810 from the Franklin Square Property due to new leasing activity, $7,818 from the Ashley Plaza Property, and $446,748 from the ownership of the Salisbury Marketplace Property for the full 12 months ending December 31, 2023 were offset by reduced revenues of $20,773 from the Hanover Square Property due to decreased occupancy and $226 from the Lancer Center Property.

| | For the year ended December 31, | | Increase / |
	2023	2022	(Decrease)
Retail Center Properties			
Franklin Square Property	$ 2,386,147	$ 2,105,337	$ 280,810
Hanover Square Property	1,354,804	1,375,537	(20,733)
Ashley Plaza Property	1,750,180	1,742,362	7,818
Lancer Center Property	1,275,462	1,275,688	(226)
Salisbury Property	1,001,581	554,833	446,748
	$ 7,768,174	**$ 7,053,757**	**$ 714,417**

Revenues from hotel properties were $0 for the year ended December 31, 2023, a decrease of $1,507,649 from revenues from hotel properties for the year ended December 31, 2022, due to the sale of the Clemson Best Western Property on September 29, 2022.

| | For the year ended December 31, | | Increase / (Decrease) |
	2023	2022	
Hotel Property			
Clemson Best Western Property	$ —	$ 1,507,649	$ (1,507,649)
	$ —	$ 1,507,649	$ (1,507,649)

Revenues from the flex center properties were $2,504,652 for the year ended December 31, 2023, a decrease of $25,267 over revenues from flex center properties for year ended December 31, 2023 due to reduced revenues from the Parkway Property of $52,987 offset by increased revenues from the Greenbrier Business Center Property of $26,402 and the Brookfield Center Property of $1,318.

| | For the year ended December 31, | | Increase / (Decrease) |
	2023	2022	
Flex Center Properties			
Brookfield Center Property	$ 837,160	$ 835,842	$ 1,318
Greenbrier Business Center Property	900,466	874,064	26,402
Parkway Center Property	767,026	820,013	(52,987)
	$ 2,504,652	$ 2,529,919	$ (25,267)

Operating Expenses

Total operating expenses were $11,269,990 for the year ended December 31, 2023, consisting of $1,932,277 in expenses from retail center properties, $731,522 in expenses from the flex center properties, $1,390,941 in legal, accounting and other professional fees, $484,345 in corporate general and administrative expenses, $2,066,521 in management restructuring expenses, a $90,221 loss on impairment, and $4,574,163 in depreciation and amortization.

| | For the year ended December 31, | | Increase / (Decrease) |
	2023	2022	
Operating Expenses			
Retail center properties (1)	$ 1,932,277	$ 1,950,511	$ (18,234)
Hotel property	—	1,335,801	(1,335,801)
Flex center properties (2)	731,522	693,374	38,148
Total Investment Property Operating Expenses	**2,663,799**	**3,979,686**	**(1,315,887)**
Share based compensation expenses	—	483,100	(483,100)
Legal, accounting and other professional fees (3)	1,390,941	1,627,881	(236,940)
Corporate general and administrative expenses	484,345	457,653	26,692
Management restructuring expenses	2,066,521	—	2,066,521
Loss on impairment	90,221	36,670	53,551
Impairment of assets held for sale	—	175,671	(175,671)
Other expenses	—	227,164	(227,164)
Depreciation and amortization	4,574,163	4,706,823	(132,660)
Total Operating Expenses	**$ 11,269,990**	**$ 11,694,648**	**$ (424,658)**

(1) Includes $18,578 and $38,401 of bad debt expense for the years ended December 31, 2023 and 2022, respectively.

(2) Includes $44,704 and $8,531 of bad debt expense for the years ended December 31, 2023 and 2022, respectively.

(3) Includes $518,845 and $593,218 in expenses paid to the Consultant pursuant to the initial Consulting Agreement and subsequent Staffing Agreement for the years ended December 31, 2023 and 2022, respectively.

Operating expenses for retail center properties were $1,932,277 for the year ended December 31, 2023, a decrease of $18,234 from retail center property operating expenses for the year ended December 31, 2022. Increased operating expenses from the acquisition of the Salisbury Marketplace Property of $116,668, and from the Hanover Square Property of $7,860, were offset by reduced operating expenses form the Franklin Square Property of $76,117, the Ashley Plaza Property of $2,264 and the Lancer Center Property of $64,381.

| | For the year ended December 31, | | Increase / |
	2023	2022	(Decrease)
Retail Center Properties			
Franklin Square Property (1)	$ 645,735	$ 721,852	$ (76,117)
Hanover Square Property	318,850	310,990	7,860
Ashley Plaza Property (2)	332,196	334,460	(2,264)
Lancer Center Property (3)	390,815	455,196	(64,381)
Salisbury Property (4)	244,681	128,013	116,668
	$ 1,932,277	$ 1,950,511	$ (18,234)

(1) Includes bad debt expense of $0 and $211 for the years ended December 31, 2023 and 2022, respectively.

(2) Includes bad debt expense of $0 and $7,302 for the years ended December 31, 2023 and 2022, respectively.

(3) Includes bad debt expense of $2,208 and $14,771 for the years ended December 31, 2023 and 2022, respectively.

(4) Includes bad debt expense of $16,370 and $16,117 for the years ended December 31, 2023 and 2022, respectively.

Operating expenses for hotel properties were $0 for the year ended December 31, 2023, a decrease of $1,335,801 from operating expenses from hotel properties for the year ended December 31, 2022. Decreased hotel operating expenses of $1,335,801 resulting from the sale of the Clemson Best Western Property on September 29, 2022.

| | For the year ended December 31, | | Increase / |
	2023	2022	(Decrease)
Hotel Property			
Clemson Best Western Property	$ —	$ 1,335,801	$ (1,335,801)
	$ —	$ 1,335,801	$ (1,335,801)

Operating expenses from the flex center properties were $731,522 for the year ended December 31, 2023, an increase of $38,148 over flex center property operating expenses for the year ended December 31, 2022 due to increased operating expenses from the Greenbrier Business Center Property of $72,242, due to increased utilities expense and increased bad debt expense, offset by reduced operating expenses from the Parkway Property of $29,221 and the Brookfield Center Property of $4,873.

| | For the year ended December 31, | | Increase / |
	2023	2022	(Decrease)
Flex Center Properties			
Brookfield Center Property	$ 244,128	$ 249,001	$ (4,873)
Greenbrier Business Center Property (1)	279,081	206,839	72,242
Parkway Center Property (2)	208,313	237,534	(29,221)
	$ 731,522	$ 693,374	$ 38,148

(1) Includes $38,584 and $3,435 of bad debt expense for the years ended December 31, 2023 and 2022, respectively.

(2) Includes $6,120 and $5,096 of bad debt expense for the years ended December 31, 2023 and 2022, respectively.

Operating Loss

Operating loss for the year ended December 31, 2023 was $997,164, a decrease of $416,462 from the operating loss of $1,413,626 for the year ended December 31, 2022. This decrease was a result of increased investment property operating income of $497,388, decreased share based compensation expenses of $483,100, decreased legal, accounting and other professional fees of $236,940, decreased impairment of assets held for sale of $175,671 related to the Clemson Best Western Property, decreased other operating expenses of $227,164, decreased depreciation and amortization expenses of $132,660, decreased loss on disposition of investment properties of $421,096, and decreased loss on extinguishment of debt of $389,207, offset by increased bad debt expense of $16,350, increased corporate general and administrative expenses of $26,692, increased loss on impairment of $53,551, and increased management restructuring expenses of $2,066,521.

Interest Expense

Interest expense was $3,540,900 and $3,555,088 for the years ended December 31, 2023 and 2022, respectively, as follows:

	For the year ended December 31,		Increase / (Decrease)
	2023	2022	
Franklin Square	$ 539,940	$ 539,940	$ —
Hanover Square	707,604	439,188	268,416
Ashley Plaza	428,442	436,731	(8,289)
Clemson Best Western	—	427,244	(427,244)
Brookfield Center	194,065	197,620	(3,555)
Lancer Center	—	127,107	(127,107)
Greenbrier Business Center	—	82,564	(82,564)
Parkway Center	138,388	201,824	(63,436)
Wells Fargo Mortgage Facility	855,434	479,989	375,445
Wells Fargo Line of Credit	33,973	—	33,973
Amortization and preferred stock dividends on mandatorily redeemable preferred stock	643,054	622,881	20,173
Total interest expense	**$ 3,540,900**	**$ 3,555,088**	**$ (14,188)**

Total interest expense for the year ended December 31, 2023 decreased by $14,188 over the year ended December 31, 2022. This decrease was a result of decreased interest expense from the Ashley Plaza mortgage of $8,289, decreased interest expense of $427,244 from the sale of the Clemson Best Western Property, and decreased interest expense of $3,555 from the Brookfield Center mortgage, offset by increased interest expense for the Hanover Square mortgage of $268,416 due to the rate reset on January 1, 2023, increased interest expense from the Wells Fargo Mortgage Facility, which refinanced the Lancer Center and Greenbrier Business Center mortgages payable, and financed the acquisition of the Salisbury Marketplace (total increase in interest expense of $102,338 for the three properties, combined), increased interest expense of $33,973 for the Wells Fargo Line of Credit, and increased amortization of preferred stock issuance costs of $20,173. Interest expense above includes non-cash amortization of discounts and capitalized issuance costs related to the mandatorily redeemable preferred stock and the convertible debentures. See Note 5 of the accompanying notes to the consolidated financial statements.

Other Income

During the year ended December 31, 2023, other income was $49,274, a decrease of $187,226 from other income of $236,500 for the year ended December 31, 2022. Other income for the year ended December 31, 2023 consisted of interest income of $38,308 and lease termination fee income of $10,966. Other income for the year ended December 31, 2022 consisted of $220,881 in income related to the fair value change of the interest rate cap, interest income of $11,706 and miscellaneous income of $3,913.

Other Expense

During the year ended December 31, 2023, other expense was $84,564, an increase of $84,564 from other expense of $0 for the year ended December 31, 2022. Other expense for the year ended December 31, 2023 consisted of $84,564 in expense related to the fair value change of the interest rate cap.

Net Loss

Net loss was $4,573,354 for the year ended December 31, 2023, before adjustments for net income (loss) attributable to noncontrolling interests. After adjusting for noncontrolling interests, the net loss attributable to our common shareholders was $4,571,279. Net loss was $4,732,214 for the year ended December 31, 2022, before adjustments for net income (loss) attributable to noncontrolling interests. After adjusting for noncontrolling interests, the net loss attributable to Medalist common shareholders was $4,769,241, for the year ended December 31, 2022.

Net loss for the year ended December 31, 2023 decreased by $158,860 over the year ended December 31, 2022, before adjustments for net loss attributable to noncontrolling interests. After adjusting for noncontrolling interests, the net loss attributable to Medalist common shareholders for the year ended December 31, 2023 decreased by $197,962 over the year ended December 31, 2022.

Funds from Operations

We use funds from operations ("FFO"), a non-GAAP measure, as an alternative measure of our operating performance, specifically as it relates to results of operations and liquidity. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in its March 1995 White Paper (as amended in November 1999, April 2002 and December 2018). As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs and above and below market leases) and after adjustments for unconsolidated partnerships and joint ventures. Most industry analysts and equity REITs, including us, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company's real estate between periods, or as compared to different companies. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income alone as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, while historically real estate values have risen or fallen with market conditions. Accordingly, we believe FFO provides a valuable alternative measurement tool to GAAP when presenting our operating results.

NAREIT's December 2018 White Paper states, "FFO of a REIT includes the FFO of all consolidated properties, including consolidated, partially owned affiliates". Additionally, since the adjustments to GAAP net income, such as depreciation and amortization, used in the reconciliation of net income (loss) to determine FFO are not allocated between shareholders and noncontrolling interests (i.e. 100% of depreciation and amortization are "added back" without reduction to reflect the noncontrolling owners' interest in such items), our company believes that the appropriate starting point for the calculation is the net income (loss) before allocation to noncontrolling interests. This allows our company to use FFO as a tool to measure the overall performance of its investment properties, as a whole, not just the portion of the investment properties controlled by our company's shareholders.

Below is our company's FFO, which is a non-GAAP measurement, for the years ended December 31, 2023 and 2022:

	For the year ended December 31,	
	2023	2022
Net loss	$ (4,573,354)	(4,732,214)
Depreciation of tangible real property assets (1)	2,695,058	2,561,843
Depreciation of tenant improvements (2)	836,096	718,704
Amortization of leasing commissions (3)	152,661	100,702
Amortization of intangible assets (4)	890,348	1,325,574
Loss on disposal of investment property (5)	—	421,096
Loss on impairment (5)	90,221	36,670
Impairment of assets held for sale (5)	—	175,671
Loss on extinguishment of debt (6)	—	389,207
Funds from operations	$ 91,030	$ 997,253

(1) Depreciation expense for buildings, site improvements and furniture and fixtures.

(2) Depreciation of tenant improvements, including those (i) acquired as part of the purchase of the retail center and flex center properties and (ii) those constructed by our company for the retail center properties and flex center property subsequent to their acquisition.

(3) Amortization of leasing commissions paid for the retail center properties and flex center property subsequent to the acquisition of the properties.

(4) Amortization of (i) intangible assets acquired as part of the purchase of the retail center properties and flex center property, including leasing commissions, leases in place and legal and marketing costs.

(5) NAREIT's December 2018 White Paper provides guidance for the treatment of impairment write-downs. Specifically, "To the extent there is an impairment write-down of depreciable real estate … related to a REIT's main business, the write-down is excluded from FFO (i.e., adjusted from net income in calculating FFO)." Additionally, NAREIT's December 2018 White Paper provides guidance on gains or losses on the sale of assets, stating "the REIT has the option to include or exclude such gains and losses in the calculation of FFO."

(6) Consistent with the treatment of impairment write-downs, our company includes an adjustment for its loss on extinguishment of debt.

NAREIT's December 2018 White Paper encourages companies reporting FFO to "make supplemental disclosure of all material non-cash revenues and expenses affecting their results for each period." We believe that the computation of FFO in accordance with NAREIT's definition includes certain items that are not indicative of the results provided by our operating portfolio and affect the comparability of our period-over-period performance. These items include non-cash items such as amortization of loans and above and below market leases, unbilled rent arising from applying straight line rent revenue recognition and share-based compensation expenses. Additionally, the impact of capital expenditures, including tenant improvement and leasing commissions, net of reimbursements of such expenditures by property escrow funds, is included in our calculation of AFFO. Therefore, in addition to FFO, management uses Adjusted FFO ("AFFO"), which we define to exclude such items. Management believes that these adjustments are appropriate in determining AFFO as their exclusion is not indicative of the operating performance of our assets. In addition, we believe that AFFO is a useful supplemental measure for the investing community to use in comparing us to other REITs as many REITs provide some form of adjusted or modified FFO. However, there can be no assurance that AFFO presented by us is comparable to the adjusted or modified FFO of other REITs.

Total AFFO for the years ended December 31, 2023 and 2022 was as follows:

| | For the year ended December 31, | |
	2023	2022
Funds from operations	$ 91,030	$ 997,253
Amortization of above market leases (1)	93,696	188,903
Amortization of below market leases (2)	(368,803)	(415,624)
Straight line rent (3)	(100,010)	(149,831)
Capital expenditures (4)	(1,483,117)	(1,019,304)
Decrease (increase) in fair value of interest rate cap (5)	84,564	(220,881)
Amortization of loan issuance costs (6)	106,882	107,595
Amortization of preferred stock discount and offering costs (7)	243,054	222,881
Share-based compensation (8)	—	483,100
Bad debt expense (9)	63,282	46,932
Adjusted funds from operations (AFFO)	**$ (1,269,422)**	**$ 241,024**

(1) Adjustment to FFO resulting from non-cash amortization of intangible assets.

(2) Adjustment to FFO resulting from non-cash amortization of intangible liabilities.

(3) Adjustment to FFO resulting from non-cash revenues recognized as a result of applying straight line revenue recognition for the retail center properties and flex center properties.

(4) Adjustment to FFO for capital expenditures, including capitalized leasing commissions, tenant improvements, building and site improvements and purchases of furniture, fixtures and equipment that have not been reimbursed by property escrow accounts. See Investing Activities, above, for detail of capital expenditures.

(5) Adjustment to FFO resulting from non-cash expenses recognized as a result of decreases in the fair value of the interest rate caps for the Parkway Property and Clemson Best Western Property.

(6) Adjustment to FFO for amortization of non-cash expenses recognized as a result of amortizing loan issuance costs over the terms of the respective mortgages.

(7) Adjustment to FFO for amortization of non-cash expenses recognized as a result of amortizing the preferred stock discount over its five-year term.

(8) Adjustment to FFO for amortization of non-cash expenses recognized as a result of amortizing the preferred stock offering costs over its five-year term.

(9) NAREIT's December 2018 White Paper provides guidance on non-cash revenues and expenses, stating, "To provide an opportunity for consistent analysis of operating results among REITs, NAREIT encourages those reporting FFO to make supplemental disclosure of all material non-cash revenues and expenses affecting their results for each period. Our company has elected to include non-cash expenses (bad debt expense) in its calculation of AFFO.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have omitted a discussion of quantitative and qualitative disclosures about market risk because, as a smaller reporting company, we are not required to provide such information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data required by this Item 8 are included as a separate section of this Annual Report on Form 10-K, see "Item 15. Exhibits and Financial Statement Schedules," and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2023, the end of the period covered by this Annual Report. Based on the foregoing, our Chief Executive Officer has concluded, as of December 31, 2023, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer, evaluated, as of December 31, 2022, the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, our Chief Executive Officer concluded that our internal control over financial reporting, as of December 31, 2022, were effective.

This Annual Report does not include an attestation report of our company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our company's registered public accounting firm pursuant to rules of the SEC that permit our company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). During the three months ended December 31, 2023, we did not adopt, terminate or modify a Rule 10b5-1 trading arrangement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Executive Officers and Directors

The individuals listed as our executive officers below manage the day-to-day affairs and carry out the directives of our Board in the review, selection and recommendation of investment opportunities and operating acquired investments and monitoring the performance of those investments to ensure that they are consistent with our investment objectives. The duties that these executive officers perform also include the performance of corporate governance activities on our behalf that require the attention of our corporate officers, including signing certifications required under Sarbanes-Oxley Act of 2002, as amended, for filing with the periodic reports.

The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our executive officers and directors:

Name	Age	Position
Francis P. Kavanaugh	63	Director, President, Chief Executive Officer, Secretary and Treasurer
Timothy O'Brien	55	Chairman of the Board
Neil P. Farmer	67	Independent Director
David Lunin	43	Independent Director
Emanuel D. Neuman	44	Independent Director
Charles S. Pearson, Jr.	66	Independent Director
C. Brent Winn, Jr.	62	Chief Financial Officer

Francis P. Kavanaugh, President and Chief Executive Officer, Secretary and Treasurer. Mr. Kavanaugh is our President and Chief Executive Officer, Secretary and Treasurer. He was appointed to our Board of Directors on May 24, 2023. Mr. Kavanaugh is the co-founder of Fort Ashford Funds, LLC, a privately held investment firm, and has served as its Managing Director since its inception in 2004. Mr. Kavanaugh received his B.S. in Information and Computer Science from the University of California Irvine in 1985 and his MBA from Pepperdine University in 2003. Mr. Kavanaugh has more than 30 years of diverse experience in real estate investment, business restructuring and operational leadership. He has been actively involved with the restructuring of over 20 businesses in the public and private sectors and is adept at navigating complexity and implementing strategic changes. Management believes his experiences significantly contribute to the Company, especially with respect to his strong operational leadership and vision for strategic changes.

Timothy O'Brien, Chairman of the Board and Independent Director. Mr. O'Brien is an independent director who was appointed to our Board of Directors on June 21, 2021. He serves as Co-Chief Executive Officer of Meridian Senior Living, LLC a manager of independent, assisted living, memory care, skilled nursing and behavioral health communities and facilities. Mr. O'Brien serves as Vice President of Superior Living Foundation, Inc. a Maryland not for profit corporation formed to serve vulnerable populations by providing a variety of housing and health care services since 2018. Mr. O'Brien is a member of the Investment Committee of Book Hill Credit Opportunity Fund II, LLC and Book Hill Credit Opportunity Fund III, LLC, two opportunistic lending funds. Previously, he was Executive Vice President and Chief Investment Officer of NRF Healthcare Management, LLC, the healthcare subsidiary of NorthStar Realty Finance Corp. an NYSE listed REIT. Prior to joining NRF Healthcare's predecessor, Wakefield Capital Management, Inc, in 2006 Mr. O'Brien served as a Senior Vice President in the real estate investment banking practice of Friedman, Billings, Ramsey & Co., Inc. ("FBR"). At FBR, Mr. O'Brien focused on providing investment banking services and strategic advisory services to public and private companies engaged in real estate, lodging, healthcare, and other asset intensive businesses. Before joining FBR, Mr. O'Brien was an Associate in the Real Estate, Gaming, Lodging and Leisure investment banking practice at Bear, Stearns & Co. Inc. and he was Portfolio Manager with Lazard Frères Real Estate Investors, LLC. Mr. O'Brien began his investment banking career as an associate in the real estate investment banking practice of Morgan Keegan & Company, Inc. Mr. O'Brien is a Chartered Financial Analyst, received his M.B.A. from UNC-Chapel Hill in 1997, has an M.S.B.A. the University of Maryland in 2010 and received his B.A. in Economics and Business from Randolph-Macon College in 1990, where he has served as a Trustee since 2012.

Neil P. Farmer, Independent Director. Mr. Farmer is an independent director who was appointed to our Board of Directors on April 28, 2017. Mr. Farmer founded Farmer Properties, Inc., a real estate development firm located in Richmond, Virginia in 1983. Mr. Farmer is the President of Farmer Properties with responsibility over the entirety of its real estate development business. He received his B.A. in Government and Foreign Affairs from Hampden-Sydney College in 1978. Mr. Farmer has been in the commercial real estate and residential real estate business for over 30 years, and management believes he provides the Company with real estate expertise gained in his career, especially with regard to renovations and large capital projects.

David Lunin, Independent Director. Mr. Lunin is an independent director who was appointed to our Board on September 19, 2023. Mr. Lunin is the Executive Vice President and Chief Financial Officer of Calumet Specialty Product Partners, LP, a specialty product and renewable fuel producer. Prior to joining Calumet, Mr. Lunin was a Managing Director at Goldman Sachs where he held various investment banking roles with a focus on executing mergers & acquisitions and capital markets transactions. He is a graduate of George Washington University with a Bachelor's degree in Business Administration. He also holds an MA in Applied Economics from Johns Hopkins University and an MBA from Columbia Business School.

Emanuel D. Neuman, Independent Director. Mr. Neuman is an independent director who was appointed to our Board of Directors on July 19, 2023. Mr. Neuman is the co-founder of Spandrel Development Partners, a multi-disciplined real estate development firm focused on developing mixed-use, multi-family, hospitality and retail projects in target cities of growth, which was founded in 2013. From 2008 to 2012, he was the co-portfolio manager at Unterberg Capital LLC, a long-only investment fund, and from 2005 to 2008, he was a Vice President in the investment banking division of Collins Stewart, LLC, where he led the origination, execution and marketing of a wide range of public and private equity offerings and merger and acquisition transactions. Mr. Neuman received his B.S. in Accounting from Babson College in 2002. Mr. Neuman has 20 years of investment banking, investment management and real estate development experience, and management believes this experience makes Mr. Neuman a valuable addition to our Board of Directors.

Charles S. Pearson, Jr., Independent Director. Mr. Pearson is an independent director who was appointed to our Board of Directors on April 28, 2017. Mr. Pearson has been providing accounting, tax and consulting services in the metro Richmond area for more than 30 years. He began his career with Deloitte and Touche in 1978 rising to Senior Manager before leaving the firm to open his own practice in 1989. His currently focuses on small businesses with a concentration in real estate and construction. Mr. Pearson is a fellow member of the American Institute of Certified Public Accountants (AICPA) and the Virginia Society of Certified Public Accountants. He graduated with honors from the University of Richmond in 1978. Mr. Pearson has specialized in accounting for real estate focused companies throughout his career, and management believes that experience will be a significant contribution to the Company, especially with regard to his service on the committees of our Board of Directors.

C. Brent Winn, Jr., age 62, has been our Company's Chief Financial Officer since March 1, 2020. Prior to his appointment as Chief Financial Officer, Mr. Winn provided chief financial officer services as an independent contractor of the Company beginning in February 2018. During his tenure, Mr. Winn has established the accounting, internal control and financial reporting systems of the Company, managed the financial accounting and reporting for the Company and its subsidiary entities, prepared the quarterly and annual financial statements and other financial elements of quarterly and annual reports and coordinated the annual audit and quarterly reviews. Mr. Winn's experience in the commercial real estate industry dates to 1987 when he held various positions with CSX Realty, the real estate development and management subsidiary of CSX Corporation, including as an analyst in both the development and asset management groups, and as a manager in the development group. Subsequently, Mr. Winn also held positions in shareholder and investor relations for CSX Corporation. After his tenure with CSX Realty and CSX Corporation, Mr. Winn was a partner in the real estate consulting firms MGT Realty Advisors, Inc. and Realty Advisors, LLC, where he provided investment, development and asset management advisory services to institutional real estate owners. He was formerly the chief financial officer of Marz Industries, Inc. Mr. Winn received his B.A. in History from the University of Virginia, Master of Business Administration from the Mason School of Business at the College of William and Mary and a post-graduate degree in Accounting from the Virginia Commonwealth University.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of all such reports. Based solely on a review of the copies of such reports received by the Company and on written representations from certain reporting persons that no reports were required, or if required, such reports were filed on a timely basis for those persons, the Company believes that reports, other than five reports, were filed on a timely basis by all directors and executive officers in 2023. Two of our directors, Messrs. Kavanaugh and Neuman, filed an untimely Form 3 to report their initial beneficial ownership of securities. Mr. Kavanaugh, who was later appointed as our CEO and President, filed three untimely reports on Form 4. The first untimely report was to report two transactions for preferred stock purchases that occurred on August 31, 2023 and September 6, 2023. The second untimely report was to report four transactions for preferred stock purchases that occurred on November 28, 2023, November 29, 2023, November 30, 2023 and December 1, 2023. The third untimely report was to report three transactions for preferred stock purchases that occurred on December 7, 2023, December 11, 2023 and December 12, 2023. All such untimely reports were filed late due to administrative errors.

Code of Ethics and Whistleblower Policy

Our Board has adopted a Code of Business Conduct and Ethics, Code of Ethics for Senior Executive and Financial Officers, Whistleblower Policy, and Corporate Governance Guidelines that apply to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions and all members of our Board. We believe these policies are reasonably designed to deter wrongdoing and promote honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure in our reporting to our stockholders and the SEC; compliance with applicable laws; reporting of violations of the code; and accountability for adherence to the code. We will provide to any person without charge a copy of our Code of Business Conduct and Ethics, Code of Ethics for Senior Executive and Financial Officers, Whistleblower Policy, and Corporate Governance Guidelines, including any amendments or waivers thereto, upon written request delivered to our principal executive office at the address listed on the cover page to this Annual Report.

Board of Directors Committees

Our Board has established a standing audit committee, a standing compensation committee, a standing nominating and corporate governance committee and a standing acquisition committee. The principal functions of these committees are briefly described below. Our Board may from time to time establish other committees to facilitate our management.

Audit Committee

The audit committee meets on a regular basis, at least quarterly and more frequently as necessary. The audit committee's primary functions are:

- to evaluate and approve the services and fees of our independent registered public accounting firm;

- to periodically review the auditors' independence; and

- to assist our Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, management's system of internal controls and the audit and financial reporting process.

The audit committee is comprised of four independent directors. The audit committee also considers and approves the audit and non-audit services and fees provided by the independent public accountants and administers our company's policies, including our (a) Related Person Transaction Policy, (b) Code of Business Conduct and Ethics, (c) Code of Ethics for Senior Executives and Financial Officers and (d) Whistleblower Policy.

Charles S. Pearson, Jr. is the chairman of the audit committee, and he is joined by Neil P. Farmer, David Lunin and Timothy O'Brien as members of the audit committee. Our Board has determined that all members of the audit committee are independent under standards established by the SEC and Nasdaq.

Our Board has determined that Charles S. Pearson, Jr. qualifies as an "audit committee financial expert," as that term is defined by the applicable SEC regulations and Nasdaq corporate governance listing standards. Our Board adopted a written charter for the audit committee, which is available on our corporate website at http://www.medalistereit.com.

Compensation Committee

Our Compensation Committee consists of two independent directors, and our Compensation Committee charter details the principal functions of the Compensation Committee. These functions include:

- reviewing and approving the compensation, if any, of all of our executive officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans, if any;

- assisting management in complying with our report disclosure requirements; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Neil P. Farmer is the chairman of the Compensation Committee, and he is joined by Emanuel Neuman and Charles S. Pearson, Jr. Our Board adopted a written charter for the Compensation Committee, which is available on our corporate website at http://www.medalistereit.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of two independent directors, and our nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee's principal duties include identifying individuals qualified to become members of our Board. When identifying such individuals, the nominating and corporate governance committee considers a variety of factors including (a) whether each such nominee has demonstrated, by significant accomplishment in his or her field, an ability to make a meaningful contribution to our Board's oversight of the business and affairs of our Company, and (b) the nominee's reputation for honesty and ethical conduct in his or her personal and professional activities. Additional factors which the nominating and corporate governance committee consider include a candidate's specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, age, potential conflicts of interest, material relationships with our Company and independence from management and our Company. The nominating and corporate governance committee may also seek to have our Board consist of directors with diverse backgrounds and experience.

The nominating and corporate governance committee's other principal duties include the following:

- identifying and recommending to our Board qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

- developing and recommending to our Board corporate governance guidelines and implementing and monitoring such guidelines;

- reviewing and making recommendations on matters involving the general operation of our Board, including board size and composition, and committee composition and structure;

- recommending to our Board nominees for each committee of our Board;

- annually facilitating the assessment of our Board performance as a whole and of the individual directors, as required by applicable laws, regulations and Nasdaq Capital Market or another national exchange's corporate governance listing standards, if applicable; and

- overseeing the evaluation of management by our Board.

Timothy P. O'Brien is the chairman of the nominating and corporate governance committee, and he is joined by Neil Farmer and Charles S. Pearson, Jr. Our Board adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website at http://www.medalistereit.com.

Acquisition Committee

Our acquisition committee consists of two independent directors, and our acquisition committee charter details the principal functions of the acquisition committee. The acquisition committee establishes guidelines for acquisitions and dispositions to be presented to our Board and leads the Board in its review of potential acquisitions and dispositions presented by management. The acquisition committee evaluates and approves acquisitions and dispositions with an equity investment of more than $10 million and leads the Board in its review of acquisitions and dispositions that require board approval under the investment guidelines set forth in the Management

Agreement. The acquisition committee makes recommendations to the Board and senior management regarding potential acquisitions and dispositions and reviews due diligence reports prepared by management conducted on all potential acquisitions.

Emanuel Neuman is the chairman of the acquisition committee, and he is joined by Neil P. Farmer and Timothy P. O'Brien. Our Board adopted a written charter for the acquisition committee, which is available on our corporate website at http://www.medalistereit.com.

ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

We did not provide Mr. Kavanaugh with any compensation during the year ended December 31, 2023. Pursuant to the Staffing Agreement, we pay the Consultant cash compensation for services provided by Mr. Winn and our senior accountant. We do not provide any named executive officer with pension benefits or nonqualified deferred compensation plans.

The table below summarizes the total compensation paid or awarded to each of our named executive officers for the fiscal years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total
Francis P. Kavanaugh, CEO and President (2)	2023	$ —	$ —	$ —	$ —	$ —
C. Brent Winn, Jr., Chief Financial Officer	2023	$ 250,000	$ —	$ —	$ —	$ 250,000
	2022	250,000	50,000	126,600	—	426,600

(1) The amounts in the Stock Awards column represent the aggregate grant date fair values, computed in accordance with FASB ASC Topic 718, of stock awards during the applicable fiscal year under the Company's equity incentive plan.

(2) Mr. Kavanaugh was appointed CEO and President on July 18, 2023 and did not accept any compensation during the year ended December 31, 2023.

Potential Payments Upon Termination or Change in Control

2018 Equity Incentive Plan

If we experience a change in control, outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards (including LTIP units) under the 2018 Equity Incentive Plan, or the Equity Incentive Plan, will automatically become vested. Thus, outstanding options and stock appreciation rights will be fully exercisable on the change in control, restrictions and conditions on outstanding stock awards and other equity-based awards will lapse upon the change in control and performance units, incentive awards and other equity-based awards (including LTIP units) will become earned and nonforfeitable in their entirety on the change in control. The administrator may provide that outstanding awards (all of which will then be vested) will be assumed by the surviving entity or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity based awards (including LTIP units) (all of which will then be vested) in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price) after acceleration of vesting for the change in control.

In summary, a change in control under the Equity Incentive Plan occurs if:

- a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 50% of the total combined voting power of our outstanding securities;

- there occurs a merger, consolidation, reorganization, or business combination, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent;

- we (i) sell or dispose of all or substantially all of our assets or (ii) acquire assets or stock of another entity, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent; or

- during any period of two consecutive years, individuals who, at the beginning of such period, constitute our Board together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our Board.

The Code has special rules that apply to "parachute payments," i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the Equity Incentive Plan could be treated as parachute payments. In that event, the Equity Incentive Plan provides that the benefits under the Equity Incentive Plan, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the participant to receive greater after-tax benefits. The benefits under the Equity Incentive Plan and other plans and agreements will not be reduced, however, if the participant will receive greater after-tax benefits (taking into account the 20% excise tax payable by the participant) by receiving the total benefits. The Equity Incentive Plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification or other payment from us for the 20% excise tax or if the participant has an agreement with us providing that the participant cannot receive payments in excess of the safe harbor amount.

Director Compensation

The following table sets forth information regarding the compensation paid or accrued by our company during 2023 to each of our directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Francis P. Kavanaugh	$ —	$ —	$ —
Timothy O'Brien	—	—	—
Neil P. Farmer	—	—	—
David Lunin	—	—	—
Emanuel D. Neuman	—	—	—
Charles S. Pearson, Jr.	—	—	—
	$ —	$ —	$ —

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

The following tables set forth the number and percentage owned as of March 6, 2024 by each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our common stock, each of our present directors, each of our named executive officers, and each of our named executive officers and directors as a group of our shares of common stock.

This information is reported in accordance with the beneficial ownership rules of the SEC under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares of common stock issuable pursuant to vested options, warrants or share appreciation rights are deemed to be outstanding for purposes of computing the percentage ownership of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated in footnotes to the table, each person listed has sole voting and dispositive power with respect to the securities owned by such person.

Name of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Number of Shares and OP Units Beneficially Owned	Percentage of all Shares (1)	Percentage of all Shares on a Fully Diluted Basis (2)
5% Stockholders					
Alfred Lee Finley (3)	Common Stock	328,125	328,125	14.67 %	14.57 %
Named Executive Officers and Directors (4)					
Francis P. Kavanaugh (5)	Common Stock	222,237	260,934	9.94 %	11.59 %
Neil Farmer	Common Stock	18,803	125,992	0.84 %	5.60 %
David Lunin	Common Stock	5,055	5,055	0.23 %	0.22 %
Emanuel Neuman	Common Stock	21,678	21,678	0.97 %	0.96 %
Timothy O'Brien	Common Stock	14,582	14,582	0.65 %	0.65 %
Charles Pearson, Jr.	Common Stock	15,393	15,393	0.69 %	0.68 %
C. Brent Winn, Jr.	Common Stock	63,944	63,944	2.86 %	2.84 %
All Named Executive Officers and Directors as a Group (7 individuals)		**361,692**	**507,578**	**16.17 %**	**22.54 %**

(1) Based on 2,236,631 shares of common stock outstanding as of March 6, 2024.

(2) Based on 2,236,631 shares of common stock outstanding and 14,960 Operating Partnership Units outstanding, that are redeemable for shares of common stock as of March 6, 2024.

(3) Information regarding beneficial ownership of our common stock by Alfred Lee Finley is included herein based on Schedule 13G filed with the SEC on February 9, 2024, relating to such shares beneficially owned as of December 31, 2023. Alfred Lee Finley has an address of 2800 Golden Triangle Blvd., Fort Worth, Texas 76177. Such report provides that Alfred Lee Finley is the beneficial owner of 328,125 shares of common stock, with sole dispositive power over 15,625 of such shares and shared dispositive power over 312,500 of such shares and with sole power to vote 15,625 of such shares and shared power to vote 312,500 of such shares.

(4) The address of each beneficial owner is P.O. Box 8436, Richmond, VA 23226.

(5) Number of shares of common stock and Operating Partnership Units beneficially owned includes 38,697 Operating Partnership Units that were issued to Francis P. Kavanaugh on January 18, 2024, but which will not be redeemable for shares of common stock until January 18, 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

Our Board has adopted, and our stockholders have approved, the 2018 Equity Incentive Plan (the "Equity Incentive Plan") to attract and retain independent directors, executive officers and other key employees, including officers and employees of our Manager and operating partnership and their affiliates and other service providers, including our Manager and its affiliates. The Equity Incentive Plan provides for the grant of options to purchase shares of our common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (1)
Equity compensation plans approved by security holders	—	—	61,413
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	61,413

(1) As of December 31, 2023. Pursuant to the terms of the Equity Incentive Plan, on each January 1 during the term of the Equity Incentive Plan, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan increases by 8% of any additional shares of common stock or interests in the Operating Partnership issued in the preceding calendar year. As of January 1, 2024, the shares available for issuance under the Equity Incentive Plan remained at 61,413 shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Staffing Agreement

We have entered into the Staffing Agreement with the Consultant to employ staff on behalf of our company. The Consultant's sole member is C. Brent Winn, Jr., our Chief Financial Officer. Under the Staffing Agreement, our company reimburses the Consultant for any approved employee's salary, payroll taxes and benefits, including health insurance and retirement benefits, and related expenses. All expenses are reimbursed at cost and without markup.

Related Person Transaction Policy

Our Board has adopted a written related person transaction policy, for which the audit committee oversees compliance. The purpose of this policy is to describe the procedures used to identify, review and approve any existing or proposed transaction, arrangement, relationship (or series of similar transactions, arrangements or relationships) in which (a) we, our Operating Partnership or any of our subsidiaries were, are or will be a participant, (b) the aggregate amount involved exceeds $120,000, and (c) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of the current fiscal year was, a director, director nominee, or executive officer of the Company, (ii) any beneficial owner of more than 5% of our stock, or (iii) any immediate family member of any of the foregoing persons.

Under this policy, our audit committee is responsible for reviewing and approving or ratifying each related person transaction or proposed related person transaction. In determining whether to approve or ratify a related person transaction, the audit committee is required to consider all relevant facts and circumstances of the related person transaction available to the audit committee and to approve only those related person transactions that are in, or not inconsistent with, the best interests of the Company and its stockholders, as the audit committee determines in good faith. No member of the audit committee is permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person. A copy of our related person transaction policy is available in the Corporate Governance section of our website at http://medalistreit.com.

Director Independence

A majority of the members of our Board, and all of the members of the audit committee, are "independent." One of our current directors, Mr. Kavanaugh is our President and Chief Executive Officer and we do not consider him to be an independent director. Our other current directors, Messrs. Farmer, Lunin, Neuman, Pearson and O'Brien, qualify as "independent directors" as defined under the rules of the Nasdaq Capital Market.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table presents the aggregate fees billed by Cherry Bekaert LLP for each of the services listed below for the fiscal years ended December 31, 2023 and 2022.

	2022	2023
Audit Fees [1]	$ 228,283	$ 212,012
Audit-Related Fees	—	—
Tax Fees [2]	77,822	90,826
	$ 306,105	$ 302,838

(1) Audit fees consist of the aggregate fees billed for professional services rendered by Cherry Bekaert LLP in connection with its audit of our consolidated financial statements, audits required in connection with property acquisitions, and certain additional services associated with our public equity offerings, including reviewing registration statements and the issuance of comfort letters and consents.

(2) Tax preparation fees consist of the aggregate fees billed for professional services rendered by Cherry Bekaert LLP in connection with the preparation of tax returns for the Company.

Exchange Act rules generally require any engagement by a public company of an accountant to provide audit or non-audit services to be pre-approved by the audit committee of that public company. This pre-approval requirement is waived with respect to the provision of services other than audit, review or attest services if certain conditions set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X are met. The audit committee charter provides guidelines for the pre-approval of independent auditor services. The Tax Fees detailed above were approved by the audit committee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

MEDALIST DIVERSIFIED REIT, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Medalist Diversified REIT, Inc. and Subsidiaries
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medalist Diversified REIT, Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes and schedule III (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Investment Properties for Impairment

Description of Matter

At December 31, 2023, the Company's investment properties totaled $64.6 million, net. As more fully described in Note 2 to the consolidated financial statements, the Company evaluates its investment properties for impairment whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. Management evaluates various qualitative factors in determining whether or not events or changes in circumstances indicate that the carrying amount of an investment property may not be recoverable. The Company estimates undiscounted cash flows of an investment property using observable and unobservable inputs such as historical and forecasted cash flows, net operating income and residual values, leasing prospects and local market information.

Auditing the Company's impairment assessment involved subjectivity due to the assumptions in its consideration of events or changes in circumstances to identify whether there are indications of impairment, as well due to the estimation required to assess significant assumptions utilized in estimating the recoverability of the investment properties based on undiscounted operating income and residual values, such as assumptions related to renewal and renegotiations of current leases, estimates of new leases on vacant spaces, and estimates of operating costs.

How We Addressed the Matter in Our Audit

To test the Company's evaluation of investment properties for impairment, we performed audit procedures that included, among others, obtaining an understanding of the internal controls and processes in place over the Company's investment property impairment review process, assessing the methodologies applied, evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used in the analysis. We reviewed qualitative factors to determine whether any events or circumstances indicated that the carrying amount of the Company's investment properties may not be recoverable. We compared the recoverability calculated to the remaining net book value of the assets to ensure recoverability for the properties' remaining useful lives.

/s/ Cherry Bekaert LLP

We have served as the Company's auditor since 2017.

Richmond, Virginia
March 6, 2024

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Medalist Diversified REIT, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
	2023	2022
ASSETS		
Investment properties, net	$ 64,577,376	$ 76,514,952
Cash	2,234,603	3,922,136
Restricted cash	1,575,002	1,740,717
Rent and other receivables, net of allowance of $13,413 and $47,109, as of December 31, 2023 and December 31, 2022, respectively	292,618	402,434
Assets held for sale	9,707,154	—
Unbilled rent	1,109,782	1,022,153
Intangible assets, net	2,716,546	3,748,706
Other assets	532,935	564,306
Total Assets	**$ 82,746,016**	**$ 87,915,404**
LIABILITIES		
Accounts payable and accrued liabilities	$ 1,095,049	$ 1,198,072
Intangible liabilities, net	1,865,310	2,234,113
Line of credit, short term, net	1,000,000	—
Mortgages payable, net	50,772,773	61,340,259
Mortgages payable, net, associated with assets held for sale	9,588,888	—
Mandatorily redeemable preferred stock, net	4,693,575	4,450,521
Total Liabilities	**$ 69,015,595**	**$ 69,222,965**
EQUITY		
Common stock, 2,218,810 and 2,219,803 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	$ 22,188	22,198
Additional paid-in capital	51,514,209	51,519,198
Offering costs	(3,350,946)	(3,350,946)
Accumulated deficit	(35,864,693)	(30,939,020)
Total Stockholders' Equity	12,320,758	17,251,430
Noncontrolling interests - Hanover Square Property	119,140	127,426
Noncontrolling interests - Parkway Property	453,203	470,685
Noncontrolling interests - Operating Partnership	837,320	842,898
Total Equity	**$ 13,730,421**	**$ 18,692,439**
Total Liabilities and Equity	**$ 82,746,016**	**$ 87,915,404**

See notes to consolidated financial statements

Medalist Diversified REIT, Inc. and Subsidiaries
Consolidated Statements of Operations

| | Year Ending December 31, | |
	2023	2022
REVENUE		
Retail center property revenues	$ 7,768,174	$ 7,053,757
Flex center property revenues	2,504,652	2,529,919
Hotel property room revenues	—	1,494,836
Hotel property other revenues	—	12,813
Total Revenue	**$ 10,272,826**	**$ 11,091,325**
OPERATING EXPENSES		
Retail center property operating expenses	$ 1,913,699	$ 1,912,110
Flex center property operating expenses	686,818	684,843
Hotel property operating expenses	—	1,335,801
Bad debt expense	63,282	46,932
Share based compensation expenses	—	483,100
Legal, accounting and other professional fees	1,390,941	1,627,881
Corporate general and administrative expenses	484,345	457,653
Management restructuring expenses	2,066,521	—
Loss on impairment	90,221	36,670
Impairment of assets held for sale	—	175,671
Other expense	—	227,164
Depreciation and amortization	4,574,163	4,706,823
Total Operating Expenses	**11,269,990**	**11,694,648**
Loss on disposal of investment property	—	(421,096)
Loss on extinguishment of debt	—	(389,207)
Operating loss	**(997,164)**	**(1,413,626)**
Interest expense	3,540,900	3,555,088
Net Loss from Operations	**(4,538,064)**	**(4,968,714)**
Other income	49,274	236,500
Other expense	(84,564)	—
Net Loss	**(4,573,354)**	**(4,732,214)**
Less: Net income attributable to Hanover Square Property noncontrolling interests	7,714	38,023
Less: Net (loss) income attributable to Parkway Property noncontrolling interests	(8,482)	19,076
Less: Net (loss) attributable to Operating Partnership noncontrolling interests	(1,307)	(20,072)
Net Loss Attributable to Medalist Common Shareholders	**$ (4,571,279)**	**$ (4,769,241)**
Loss per share from operations - basic and diluted	$ (2.06)	$ (2.23)
Weighted-average number of shares - basic and diluted	2,219,149	2,140,327
Dividends paid per common share	$ 0.16	$ 0.56

See notes to consolidated financial statements

Medalist Diversified REIT, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the year ended December 31, 2023 and 2022

	Common Stock		Additional Paid in Capital	Offering Costs	Accumulated Deficit	Total Shareholders' Equity	Hanover Square Property	Parkway Property	Operating Partnership	Total Equity
	Shares	Par Value								
Balance, December 31, 2021	2,006,577	$ 20,065	$ 49,785,887	$ (3,350,946)	$ (24,981,346)	$ 21,473,660	$ 146,603	$ 500,209	$ 877,917	$ 22,998,389
Common stock issuances	180,676	1,807	1,537,080	—	—	1,538,887	—	—	—	1,538,887
Common stock repurchases	(33,509)	(335)	(286,208)	—	—	(286,543)	—	—	—	(286,543)
Share based compensation	66,059	661	482,439	—	—	483,100	—	—	—	483,100
Net (loss) income	—	—	—	—	(4,769,241)	(4,769,241)	38,023	19,076	(20,072)	(4,732,214)
Dividends and distributions	—	—	—	—	(1,188,433)	(1,188,433)	(57,200)	(48,600)	(14,947)	(1,309,180)
Balance, December 31, 2022	2,219,803	$ 22,198	$ 51,519,198	$ (3,350,946)	$ (30,939,020)	$ 17,251,430	$ 127,426	$ 470,685	$ 842,898	$ 18,692,439
Retire fractional shares resulting from reverse stock split	(993)	(10)	(4,989)	—	—	(4,999)				(4,999)
Net (loss) income	—	—	—	—	(4,571,279)	(4,571,279)	7,714	(8,482)	(1,307)	(4,573,354)
Dividends and distributions	—	—	—	—	(354,394)	(354,394)	(16,000)	(9,000)	(4,271)	(383,665)
Balance, December 31, 2023	2,218,810	$ 22,188	$ 51,514,209	$ (3,350,946)	$ (35,864,693)	$ 12,320,758	$ 119,140	$ 453,203	$ 837,320	$ 13,730,421

See notes to consolidated financial statements

Medalist Diversified REIT, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (4,573,354)	$ (4,732,214)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities		
Depreciation	3,683,815	3,381,249
Amortization	890,348	1,325,574
Loan cost amortization	106,882	107,595
Mandatorily redeemable preferred stock issuance cost and discount amortization	243,054	222,881
Above (below) market lease amortization, net	(275,107)	(226,721)
Bad debt expense	63,282	46,932
Share-based compensation	—	483,100
Impairment of assets held for sale	—	175,671
Loss on impairment	90,221	36,670
Loss on extinguishment of debt	—	389,207
Loss on disposal of investment property	—	421,096
Changes in assets and liabilities		
Rent and other receivables, net	46,534	16,775
Unbilled rent	(100,010)	(149,831)
Other assets	31,371	(194,173)
Accounts payable and accrued liabilities	(103,023)	(109,185)
Net cash flows from operating activities	104,013	1,194,626
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment property acquisitions	—	(10,279,714)
Capital expenditures	(1,483,117)	(1,019,304)
Cash received from disposal of investment properties	—	1,979,837
Net cash flows from investing activities	(1,483,117)	(9,319,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends and distributions paid	(383,665)	(1,309,180)
Cash paid for lender fees associated with Clemson Best Western sale	—	(84,900)
Proceeds from line of credit, short term	1,000,000	—
Proceeds from mortgages payable, net	—	18,477,304
Repayment of mortgages payable	(1,085,480)	(11,932,137)
Proceeds from sales of common stock, net of capitalized offering costs	—	1,538,887
Repurchases of common stock, including costs and fees	—	(286,543)
Retire fractional shares resulting from reverse stock split	(4,999)	—
Net cash flows from financing activities	(474,144)	6,403,431
DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,853,248)	(1,721,124)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	5,662,853	7,383,977
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$ 3,809,605	$ 5,662,853
CASH AND CASH EQUIVALENTS, end of period, shown in condensed consolidated balance sheets	2,234,603	3,922,136
RESTRICTED CASH including assets restricted for capital and operating reserves and tenant deposits, end of period, shown in condensed consolidated balance sheets	1,575,002	1,740,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period shown in the condensed consolidated statements of cash flows	$ 3,809,605	$ 5,662,853
Supplemental Disclosures and Non-Cash Activities:		
Other cash transactions:		
Interest paid	$ 3,278,722	$ 3,237,728
Non-cash transactions:		
Release of restricted cash related to sale of Clemson Best Western Property	$ —	$ 1,455,777
Transfer of investment properties, net to assets held for sale, net	9,707,154	—
Transfer of mortgages payable, net to mortgages payable associated with assets held for sale, net	9,588,888	—

See notes to consolidated financial statements

1. Organization and Basis of Presentation and Consolidation

Medalist Diversified Real Estate Investment Trust, Inc. (the "REIT") is a Maryland corporation formed on September 28, 2015. Beginning with the taxable year ended December 31, 2017, the REIT has elected to be taxed as a real estate investment trust for federal income tax purposes. The REIT serves as the general partner of Medalist Diversified Holdings, LP (the "Operating Partnership") which was formed as a Delaware limited partnership on September 29, 2015. As of December 31, 2023, the REIT, through the Operating Partnership, owned and operated eight properties, including the Shops at Franklin Square, a 134,239 square foot retail property located in Gastonia, North Carolina (the "Franklin Square Property"), the Shops at Hanover Square North, a 73,440 square foot retail property located in Mechanicsville, Virginia (the "Hanover Square Property"), the Ashley Plaza Shopping Center, a 164,012 square foot retail property located in Goldsboro, North Carolina (the "Ashley Plaza Property"), Brookfield Center, a 64,880 square foot mixed-use industrial/office property located in Greenville, South Carolina (the "Brookfield Center Property"), the Lancer Center, a 181,590 square foot retail property located in Lancaster, South Carolina (the "Lancer Center Property"), the Greenbrier Business Center, an 89,280 square foot mixed-use industrial/office property located in Chesapeake, Virginia (the "Greenbrier Business Center Property"), the Parkway Property, a 64,109 square foot mixed-use industrial office property located in Virginia Beach, Virginia (the "Parkway Property") and the Salisbury Marketplace Shopping Center, a 79,732 square foot retail property located in Salisbury, North Carolina (the "Salisbury Marketplace Property"). The Company owns 84% of the Hanover Square Property as a tenant in common with a noncontrolling owner which owns the remaining 16% interest and 82% of the Parkway Property as a tenant in common with a noncontrolling owner which owns the remaining 18% interest.



Medalist Diversified REIT, Inc.
Limited Partners (1.19%)
Medalist Diversified Holdings, LP
MDR Franklin Square, LLC
MDR Ashley Plaza, LLC
MDR Brookfield, LLC
MDR Lancer, LLC
MDR Greenbrier, LLC
MDR Salisbury, LLC
Franklin Square Property
Ashley Plaza Property
Brookfield Center Property
Lancer Center Property
Greenbrier Property
Salisbury Marketplace Property
MDR Hanover Square, LLC
MDR Parkway, LLC
Noncontrolling owner
Noncontrolling owner
Hanover Square Property
Parkway Property

The use of the word "Company" refers to the REIT and its consolidated subsidiaries, except where the context otherwise requires. The Company includes the REIT, the Operating Partnership, wholly owned limited liability companies which own or operate

the properties and, for the periods presented prior to December 31, 2022, the taxable REIT subsidiary which formerly operated the Clemson Best Western University Inn, a hotel with 148 rooms on 5.92 acres in Clemson, South Carolina ("the Clemson Best Western Property"), which the Company sold on September 29, 2022. As a REIT, certain tax laws limit the amount of "non-qualifying" income that Company can earn, including income derived directly from the operation of hotels. As a result, the Company leased its consolidated hotel property to a taxable REIT subsidiary ("TRS") for federal income tax purposes. The Company's TRS was subject to income tax and was not limited as to the amount of nonqualifying income it could generate, but the Company's TRS was limited in terms of its value as a percentage of the total value of the Company's assets. The Company's TRS entered into an agreement with a third party to manage the operations of the hotel.

The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). References to the consolidated financial statements and references to individual financial statements included herein, reference the consolidated financial statements or the respective individual financial statement. All material balances and transactions between the consolidated entities of the Company have been eliminated.

The Company was formed to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial, limited-service hotels, and retail properties, and (ii) multi-family residential properties in secondary and tertiary markets in the southeastern part of the United States, with an expected concentration in Virginia, North Carolina, South Carolina, Georgia, Florida and Alabama. The Company may also pursue, in an opportunistic manner, other real estate-related investments, including, among other things, equity or other ownership interests in entities that are the direct or indirect owners of real property, indirect investments in real property, such as those that may be obtained in a joint venture. While these types of investments are not intended to be a primary focus, the Company may make such investments at the discretion of the Company's Board of Directors (the "Board").

For all periods prior to July 18, 2023, the Company was externally managed by Medalist Fund Manager, Inc. (the "Manager"). On July 18, 2023, the Company and the Manager entered into an agreement (the "Termination Agreement") terminating that certain Management Agreement, dated as of March 15, 2016, among the Company, the Operating Partnership and the Manager, as amended (the "Management Agreement"). (See Note 9, Related Party Transactions, below). Until the termination of the Management Agreement, the Manager made all investment decisions for the Company, which were approved by the Board's Acquisition Committee. In addition, until the termination of the Management Agreement, the Manager oversaw the Company's overall business and affairs and had broad discretion to make operating decisions on behalf of the Company. Since the termination of the Management Agreement, the Company has been managed internally as directed by the Board. The Company's stockholders are not involved in its day-to-day affairs.

2.   Summary of Significant Accounting Policies

Investment Properties

The Company has adopted Accounting Standards Update ("ASU") 2017-01, *Business Combinations (Topic 805)*, which clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. As a result, all of the Company's acquisitions to date qualified as asset acquisitions and the Company expects future acquisitions of operating properties to qualify as asset acquisitions. Accordingly, third-party transaction costs associated with these acquisitions have been and will be capitalized, while internal acquisition costs will continue to be expensed.

Accounting Standards Codification ("ASC") 805 mandates that "an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition." ASC 805 results in an allocation of acquisition costs to both tangible and intangible assets associated with income producing real estate. Tangible assets include land, buildings, site improvements, tenant improvements and furniture, fixtures and equipment, while intangible assets include the value of in-place leases, lease origination costs (leasing commissions and tenant improvements), legal and marketing costs and leasehold assets and liabilities (above or below market leases), among others.

The Company uses independent, third-party consultants to assist management with its ASC 805 evaluations. The Company determines fair value based on accepted valuation methodologies including the cost, market, and income capitalization approaches. The purchase price is allocated to the tangible and intangible assets identified in the evaluation.

The Company records depreciation on buildings and improvements utilizing the straight-line method over the estimated useful life of the asset, generally 4 to 42 years. The Company reviews depreciable lives of investment properties periodically and makes adjustments to reflect a shorter economic life, when necessary. Capitalized leasing commissions and tenant improvements incurred and paid by the Company subsequent to the acquisition of the investment property are amortized utilizing the straight-line method over the term of the related lease. Amounts allocated to buildings are depreciated over the estimated remaining life of the acquired building or related improvements.

Acquisition and closing costs are capitalized as part of each tangible asset on a pro rata basis. Improvements and major repairs and maintenance are capitalized when the repair and maintenance substantially extend the useful life, increases capacity or improves the efficiency of the asset. All other repair and maintenance costs are expensed as incurred.

Assets Held for Sale

The Company may decide to sell properties that are held as investment properties. The accounting treatment for the disposal of long-lived assets is covered by ASC 360. Under this guidance, the Company records the assets associated with these properties, and any associated mortgages payable, as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Delays in the time required to complete a sale do not preclude a long-lived asset from continuing to be classified as held for sale beyond the initial one-year period if the delay is caused by events or circumstances beyond an entity's control and there is sufficient evidence that the entity remains committed to a qualifying plan to sell the long-lived asset.

Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell, an impairment charge is recognized. The Company determines fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

During November 2023, the Company committed to a plan to sell an asset group associated with the Hanover Square Shopping Center Property that includes the land, site improvements, building, and building improvements. As a result, as of December 1, 2023, the Company reclassified these assets, and the related mortgage payable, net, for the Hanover Square Shopping Center Property as assets held for sale and liabilities associated with assets held for sale, respectively. Under ASC 360, depreciation of assets held for sale is discontinued, so no further depreciation or amortization was recorded subsequent to December 1, 2023. The Company believes that the fair value, less estimated costs to sell, exceeds the Company's carrying cost, so the Company has not recorded any impairment of assets held for sale related to the Hanover Square Shopping Center Property for the year ended December 31, 2023 or 2022.

As of March 31, 2022, the Company determined that the carrying value of the asset group associated with the Clemson Best Western Hotel Property exceeded its fair value, less estimated costs to sell, and recorded impairment of assets held for sale of $175,671 on its consolidated statement of operations for the year ended December 31, 2022. On September 29, 2022, the Company closed on the sale of the Clemson Best Western Hotel Property to an unaffiliated purchaser. No such impairment of assets held for sale was recorded during the year ended December 31, 2023. See Note 3 for additional details.

Intangible Assets and Liabilities, net

The Company determines, through the ASC 805 evaluation, the above and below market lease intangibles upon acquiring a property. Intangible assets (or liabilities) such as above or below-market leases and in-place lease value are recorded at fair value and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. The Company amortizes amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. The analysis is conducted on a lease-by-lease basis.

Details of the deferred costs, net of amortization, arising from the Company's purchases of its retail center properties and flex center properties are as follows:

| | December 31, | |
	2023	2022
Intangible Assets, net		
Leasing commissions	$ 912,040	$ 1,135,421
Legal and marketing costs	104,791	169,437
Above market leases	106,907	209,860
Net leasehold asset	1,592,808	2,233,988
	$ 2,716,546	$ 3,748,706
Intangible Liabilities, net		
Below market leases	$ (1,865,310)	$ (2,234,113)

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases. Adjustments to rental revenue related to the above and below market leases during the year ended December 31, 2023 and 2022, respectively, were as follows:

| | For the year ended December 31, | |
	2023	2022
Amortization of above market leases	$ (93,696)	$ (188,903)
Amortization of below market leases	368,803	415,624
	$ 275,107	$ 226,721

Amortization of lease origination costs, leases in place and legal and marketing costs represent a component of depreciation and amortization expense. Amortization related to these intangible assets during years ended December 31, 2023 and 2022, respectively, were as follows:

| | For the year ended December 31, | |
	2023	2022
Leasing commissions	$ (216,362)	$ (246,294)
Legal and marketing costs	(59,841)	(65,760)
Net leasehold asset	(614,145)	(1,013,520)
	$ (890,348)	$ (1,325,574)

As of December 31, 2023 and 2022, the Company's accumulated amortization of lease origination costs, leases in place and legal and marketing costs totaled $2,204,404 and $2,198,049, respectively. During the years ended December 31, 2023 and 2022, the Company wrote off $842,492 and $1,901,786, respectively, in accumulated amortization related to fully amortized intangible assets and $41,501 and $5,109, respectively, in accumulated amortization related to the write off of intangible assets related to the early terminated leases, discussed above.

Future amortization of above and below market leases, lease origination costs, leases in place, legal and marketing costs and tenant relationships is as follows:

	2024	2025	2026	2027	2028	2029-2041	Total
Intangible Assets							
Leasing commissions	$ 169,446	$ 145,298	$ 107,312	$ 88,394	$ 66,969	$ 334,621	$ 912,040
Legal and marketing costs	36,928	23,774	13,160	7,917	5,204	17,808	104,791
Above market leases	40,849	21,292	15,629	14,543	10,114	4,480	106,907
Net leasehold asset	384,477	294,638	199,466	153,142	104,934	456,151	1,592,808
	$ 631,700	$ 485,002	$ 335,567	$ 263,996	$ 187,221	$ 813,060	$ 2,716,546
Intangible Liabilities							
Below market leases, net	$ (285,892)	$ (213,348)	$ (178,776)	$ (161,866)	$ (139,855)	$ (885,573)	$ (1,865,310)

Impairment

During the years ended December 31, 2023 and 2022, the Company recorded a loss on impairment of $90,221 and $36,670, respectively, resulting from the events described below.

Investment Properties

The Company reviews its investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable, but at least annually. These circumstances include, but are not limited to, declines in the property's cash flows, occupancy and fair market value. The Company measures any impairment of investment property when the estimated undiscounted cash flows plus its residual value, is less than the carrying value of the property. To the extent impairment has occurred, the Company charges to income the excess of the carrying value of the property over its estimated fair value. The Company estimates fair value using unobservable data such as projected future operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. The Company may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. The Company did not record any impairment adjustments to its investment properties resulting from events or changes in circumstances during the years ended December 31, 2023 and 2022, that would result in the projected value of the Company's investment properties being below their carrying value.

However, during the year ended December 31, 2023, three tenants defaulted on their leases and abandoned their premises. The Company determined that the carrying value of capitalized leasing commissions and tenant improvements associated with these leases and which were recorded as a component of investment properties on the Company's consolidated balance sheets should be written off, and recorded a loss on impairment of $16,733 for the year ended December 31, 2023. Additionally, during the year ended December 31, 2023, a fourth tenant elected to exercise its right to terminate its lease early. The Company determined that the carrying value of the capitalized leasing commission and tenant improvements associated with this lease and which were recorded as a component of investment properties on the Company's consolidated balance sheets should be written off and recorded a loss on impairment of $12,990 for the year ended December 31, 2023. During the year ended December 31, 2022, two tenants defaulted on their leases and abandoned their premises. The Company determined that the carrying value of capitalized tenant improvements associated with these leases and which are recorded as a component of investment properties on the Company's consolidated balance sheets should be written off, and recorded a loss on impairment of $13,880 for the year ended December 31, 2022. These amounts are included in the loss on impairment reported on the Company's consolidated statement of operations for the year ended December 31, 2023 and 2022.

Intangible Assets

The Company also reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of its intangible assets may not be recoverable, but at least annually. During the year ended December 31, 2023, the Company determined that the carrying value of certain intangible assets associated with the three leases on which tenants should be written off and recorded a loss on impairment of $26,898 for the year ended December 31, 2023. The Company also determined that the carrying value of certain intangible assets associated with the tenant which terminated its lease early should be written off and recorded a loss of impairment of $21,220 for the year ended December 31, 2023. During the year ended December 31, 2022, the Company determined that the carrying value of certain intangible assets and liabilities associated with the two leases that were terminated early and which were recorded as part of the purchase of these properties should be written off. As a result, the Company recorded a loss on impairment of $22,790 for the year ended December 31, 2022, related to intangible assets associated with these leases. These amounts are included in the loss on impairment reported on the Company's consolidated statement of operations for the years ended December 31, 2023 and 2022.

Unbilled Rent

The Company also reviews the unbilled rent asset recorded on the Company's consolidated balance sheets for impairment to determine if any amounts may not be recoverable. During the year ended December 31, 2023, the Company recorded a loss on impairment of $12,380 related to previously recognized straight-line rent related to the four tenants who terminated their lease early. These amounts are included in the loss on impairment reported on the Company's consolidated statement of operations for the year ended December 31, 2023. No such amounts were recorded during the year ended December 31, 2022.

Conditional Asset Retirement Obligation

A conditional asset retirement obligation represents a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement depends on a future event that may or may not be within the Company's control. Currently, the Company does not have any conditional asset retirement obligations. However, any such obligations identified in the future would result in the Company recording a liability if the fair value of the obligation can be reasonably estimated. Environmental studies conducted at the time the Company acquired its properties did not reveal any material environmental liabilities, and the Company is unaware of any subsequent environmental matters that would have created a material liability.

The Company believes that its properties are currently in material compliance with applicable environmental, as well as non-environmental, statutory and regulatory requirements. The Company did not record any conditional asset retirement obligation liabilities during years ended December 31, 2023 and 2022, respectively.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents consist primarily of bank operating accounts and money markets. Financial instruments that potentially subject the Company to concentrations of credit risk include its cash and equivalents and its trade accounts receivable.

The Company places its cash and cash equivalents and any restricted cash held by the Company on deposit with financial institutions in the United States which are insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000. The Company's credit loss in the event of failure of these financial institutions' is represented by the difference between the FDIC limit and the total amounts on deposit. Management monitors the financial institutions credit worthiness in conjunction with balances on deposit to minimize risk. As of December 31, 2023, the Company held two cash accounts at a single financial institution with combined balances that exceeded the FDIC limit by $1,366,872. As of December 31, 2022, the Company held two cash accounts at a single financial institution with combined balances that exceeded the FDIC limit by $2,613,789.

Restricted cash represents (i) amounts held by the Company for tenant security deposits, (ii) escrow deposits held by lenders for real estate tax, insurance, and operating reserves, (iii) an escrow for the first year of dividends on the Company's mandatorily redeemable preferred stock, and (iv) capital reserves held by lenders for investment property capital improvements.

Tenant security deposits are restricted cash balances held by the Company to offset potential damages, unpaid rent or other unmet conditions of its tenant leases. As of December 31, 2023 and 2022, the Company reported $260,898 and $267,854, respectively, in security deposits held as restricted cash.

Escrow deposits are restricted cash balances held by lenders for real estate taxes and insurance premiums. As of December 31, 2023 and 2022, the Company reported $191,139 and $72,019, respectively, in escrow deposits.

Capital reserves are restricted cash balances held by lenders for capital improvements, leasing commissions and tenant improvements. As of December 31, 2023 and 2022, the Company reported $1,122,965 and $1,400,844, respectively, in capital property reserves.

Property and Purpose of Reserve	December 31,	
	2023	2022
Ashley Plaza - maintenance and leasing cost reserve	439,404	357,132
Brookfield Center Property – maintenance and leasing cost reserve	91,491	47,313
Franklin Square Property – leasing costs	441,360	845,765
Hanover Square Property – capital reserve	150,710	150,634
Total	**$ 1,122,965**	**$ 1,400,844**

Share Retirement

ASC 505-30-30-8 provides guidance on accounting for share retirement and establishes two alternative methods for accounting for the repurchase price paid in excess of par value. The Company has elected the method by which the excess between par value and the repurchase price, including costs and fees, is recorded to additional paid in capital on the Company's consolidated balance sheets. The Company did not engage in any share repurchases or retirements during the year ended December 31, 2023. During the year ended December 31, 2022, the Company repurchased 33,509 shares of common stock, $0.01 par value per share ("Common Shares"), at a total cost of $278,277 at an average price of $8.30 per Common Share (Common Shares and average price adjusted for the Company's Reverse Stock Split (as defined below)). The Company incurred fees of $8,266 associated with these transactions. Of the total repurchase price, $335 was recorded to Common Shares and the difference, $286,208, was recorded to additional paid in capital on the Company's consolidated balance sheet.

Revenue Recognition

Retail and Flex Center Property Revenues

The Company recognizes minimum rents from its retail center properties and flex center properties on a straight-line basis over the terms of the respective leases which results in an unbilled rent asset being recorded on the consolidated balance sheets. As of December 31, 2023 and 2022, the Company reported $1,109,782 and $1,022,153, respectively, in unbilled rent.

The Company's leases generally require the tenant to reimburse the Company for a substantial portion of its expenses incurred in operating, maintaining, repairing, insuring and managing the shopping center and common areas (collectively defined as Common Area Maintenance or "CAM" expenses). The Company includes these reimbursements, along with other revenue derived from late fees and seasonal events, on the consolidated statements of operations under the captions "Retail center property revenues" and "Flex center property revenues." (See Recent Accounting Pronouncements, below.) This significantly reduces the Company's exposure to increases in costs and operating expenses resulting from inflation or other outside factors. The Company accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. The Company calculates the tenant's share of operating costs by multiplying the total amount of the operating costs by a fraction, the numerator of which is the total number of square feet being leased by the tenant, and the denominator of which is the average total square footage of all leasable buildings at the property. The Company also receives payments for these reimbursements from substantially all its tenants on a monthly basis throughout the year.

The Company recognizes differences between previously estimated recoveries and the final billed amounts in the year in which the amounts become final. During the years ended December 31, 2023 and 2022, respectively, the Company recognized $117,767 and $311,116, in retail center and flex center property tenant reimbursement revenues resulting from differences between the final billed amounts and previously estimated recoveries. The Company includes these tenant reimbursement revenues on the consolidated statements of operations under the captions "Retail center property revenues" and "Flex center property revenues."

The Company recognizes lease termination fees in the period that the lease is terminated and collection of the fees is reasonably assured. Upon early lease termination, the Company provides for losses related to unrecovered intangibles and other assets. During the year ended December 31, 2023, the Company received a $10,966 termination fee from a tenant in the Company's Salisbury Marketplace Property. The Company recorded this revenue as other income on the Company's consolidated statements of operation for the year ended December 31, 2023. Upon early lease termination, any unrecovered intangibles and other assets are written off as a loss on impairment. (See Impairment, above.) The Company did not receive any lease termination fees during the year ended December 31, 2022.

Hotel Property Revenues

Hotel revenues from the Clemson Best Western Property were recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services. Revenues from the Company's occupancy agreement with Clemson University were recognized as earned, which is as rooms are occupied or otherwise reserved for use by the University. The Clemson University occupancy agreement ended on May 15, 2022 and the Company sold the Clemson Best Western Property on September 29, 2022.

Hotel Property Operating Expenses

All personnel of the Clemson Best Western Property were directly or indirectly employees of Marshall Hotels and Resorts, Inc. ("Marshall"), the Company's hotel management firm. In addition to fees and services discussed above, the Clemson Best Western Property reimbursed Marshall for all employee related service costs, including payroll salaries and wages, payroll taxes and other employee benefits paid by Marshall its behalf. The total amounts incurred for payroll salaries and wages, payroll taxes and other employee benefits for the years ended December 31, 2023 and 2022 were $0 and $478,774, respectively.

Management Restructuring Expenses

On March 10, 2023, the Board announced that it had established a Special Committee (the "Special Committee") to explore potential strategic alternatives focusing on maximizing stockholder value. The Special Committee was comprised solely of independent directors and was charged with exploring potential strategic alternatives including, without limitation, a business combination involving the Company, a sale of all or part of the Company's assets, joint venture arrangements and/or restructurings, and determining whether a strategic transaction was in the best interest of the Company. On April 18, 2023, the Company announced that the Special Committee was in active discussions with potential parties in pursuit of those alternatives. On July 12, 2023, the Board approved the Company's negotiation of the sale of its interests in four properties from the Company's portfolio. However, on August 7, 2023, the Company announced that it had ceased to pursue the sale of these properties. Subsequent to this August 7, 2023 announcement, the Special Committee has not taken any further actions.

On July 18, 2023, the Company and the Operating Partnership entered into the Termination Agreement with the Manager, William R. Elliott and Thomas E. Messier, which provided for the immediate termination of the Management Agreement and, among other things, aggregate payments of $1,602,717 in settlement of all amounts payable under the Management Agreement (consisting of a $1,250,000 termination fee and the $352,717 Deferred Acquisition Fee, as defined in Note 9, below). The Company has recorded the termination fee and other expenses associated with the Special Committee's exploration of strategic alternatives as management restructuring expenses on its consolidated statement of operations in accordance with ASC 420-10-S99. Specifically, for the year ended December 31, 2023, the Company recorded $2,066,521 in management restructuring expenses, which included the $1,250,000 termination fee, legal expenses of $544,077, lender fees of $262,007 related to the guaranty substitution (see Note 5, Loans Payable), and $10,437 of other expenses. No such expenses were recorded for the year ended December 31, 2022.

Rent and other receivables

Rent and other receivables include tenant receivables related to base rents and tenant reimbursements. Rent and other receivables do not include receivables attributable to recording rents on a straight-line basis, which are included in unbilled rent, discussed above. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer credit worthiness (including expected recovery of a claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends. The Company considers a receivable past due once it becomes delinquent per the terms of the lease. A past due receivable triggers certain events such as notices, fees and other allowable and required actions per the lease. As of December 31, 2023 and 2022, the Company's allowance for uncollectible rent totaled $13,413 and $47,109, respectively, which are comprised of amounts specifically identified based on management's review of individual tenants' outstanding receivables. Management determined that no additional general reserve is considered necessary as of December 31, 2023 and 2022, respectively.

Income Taxes

Beginning with the Company's taxable year ended December 31, 2017, the REIT has elected to be taxed as a real estate investment trust for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to shareholders and meet certain other asset and income tests, as well as other requirements. If the

Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for five years unless the Company's failure to qualify was due to reasonable cause and certain other conditions were satisfied.

During the year ended December 31, 2022, the Company's Clemson Best Western TRS entity generated a taxable loss, so no income tax expense was recorded. During the year ended December 31, 2023, the Company no longer owned the Clemson Best Western Hotel Property.

Management has evaluated the effect of the guidance provided by GAAP on *Accounting for Uncertainty of Income Taxes* and has determined that the Company had no uncertain income tax positions.

Use of Estimates

The Company has made estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reported period. The Company's actual results could differ from these estimates.

Noncontrolling Interests

The ownership interests not held by the REIT are considered noncontrolling interests. There are three elements of noncontrolling interests in the capital structure of the Company. These noncontrolling interests have been reported in equity on the consolidated balance sheets but separate from the Company's equity. On the consolidated statements of operations, the subsidiaries are reported at the consolidated amount, including both the amount attributable to the Company and noncontrolling interests. The Company's consolidated statements of changes in stockholders' equity includes beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

The first noncontrolling interest is in the Hanover Square Property in which the Company owns an 84% tenancy in common interest through its subsidiary and an outside party owns a 16% tenancy in common interest. The Hanover Square Property's net is allocated to the noncontrolling ownership interest based on its 16% ownership. During the year ended December 31, 2023, 16% of the Hanover Square Property's net income of $48,209 or $7,714 was allocated to the noncontrolling ownership interest. During the year ended December 31, 2022, 16% of the Hanover Square Property's net income of $237,651 or $38,023 was allocated to the noncontrolling ownership interest.

The second noncontrolling interest is in the Parkway Property in which the Company owns an 82% tenancy in common interest through its subsidiary and an outside party owns an 18% tenancy in common interest. The Parkway Property's net income (loss) is allocated to the noncontrolling ownership interest based on its 18% ownership. During the year ended December 31, 2023, 18% of the Parkway Property's net loss of $47,129 or $8,482 was allocated to the noncontrolling ownership interest. During the year ended December 31, 2022, 18% of the Parkway Property's net income of $105,972 or $19,076, was allocated to the noncontrolling ownership interest.

The third noncontrolling ownership interest is the common units of the Operating Partnership (the "Operating Partnership Units") that are not held by the REIT. In 2017, 15,625 Operating Partnership Units were issued to members of the selling limited liability company which owned the Hampton Inn Property who elected to participate in a 721 exchange, which allows the exchange of interests in real property for shares in a real estate investment trust. These members of the selling limited liability company invested $1,175,000 in the Operating Partnership in exchange for 15,625 Operating Partnership Units. Additionally, as discussed above, effective on January 1, 2020, 11,731 Operating Partnership Units were issued in exchange for approximately 3.45% of the noncontrolling owner's tenant in common interest in the Hampton Inn Property. On August 31, 2020, a holder of Operating Partnership Units converted 665 Operating Partnership Units into Common Shares. As of December 31, 2023 and 2022 there were 26,691 Operating Partnership Units outstanding. Outstanding Operating Partnership Units have been adjusted for the Reverse Stock Split (as defined below). (See note 7, below).

The Operating Partnership Units not held by the REIT represent 1.19% of the outstanding Operating Partnership Units as of the year ended December 31, 2023 and 2022. The noncontrolling interest percentage is calculated at any point in time by dividing the number of Operating Partnership Units not owned by the Company by the total number of Operating Partnership Units outstanding. The noncontrolling interest ownership percentage will change as additional common or preferred shares are issued by the REIT, or additional Operating Partnerships Units are issued or as Operating Partnership Units are exchanged for the Company's $0.01 par value per share

Common Shares. During periods when the Operating Partnership's noncontrolling interest changes, the noncontrolling ownership interest is calculated based on the weighted average Operating Partnership noncontrolling ownership interest during that period. The Operating Partnership's net loss is allocated to the noncontrolling Operating Partnership Unit holders based on their ownership interest.

During the year ended December 31, 2023, a weighted average of 1.19% of the Operating Partnership's net loss of $109,823, or $1,307, was allocated to the noncontrolling unit holders. During the year ended December 31, 2022, a weighted average of 1.22% of the Operating Partnership's net loss of $1,651,829, or $20,072, was allocated to the noncontrolling Operating Partnership Unit holders.

Reclassifications

All per share amounts, Common Shares outstanding, Operating Partnership Units outstanding, and stock-based compensation amounts for all periods presented reflect our one-for-eight reverse stock split (the "Reverse Stock Split"), which was effective May 3, 2023. (See Completion of 1-for-8 Reverse Stock Split under Note 7, below.)

Recent Accounting Pronouncements

Since its initial public offering, the Company elected to be classified as an emerging growth company in its periodic reporting to the SEC, and accordingly followed the private company implementation dates for new accounting pronouncements. Effective for the year ended December 31, 2023, the Company is no longer classified as an emerging growth company but has retained its classification as a smaller reporting company and therefore follows implementation dates applicable to smaller reporting companies with respect to new accounting pronouncements. In addition, the Company has elected to follow scaled disclosure requirements applicable to smaller reporting companies.

Recently Adopted Accounting Pronouncements

Accounting for Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*. The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the previous guidance in ASC No. 840, *Leases*. Under this standard, among other changes in practice, a lessee's rights and obligations under most leases, including existing and new arrangements, must be recognized as assets and liabilities, respectively, on the balance sheets. Other significant provisions of this standard include (i) defining the "lease term" to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheets to contemplate only those variable lease payments that depend on an index or that are in substance "fixed," (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset's economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard was effective for public companies for fiscal years beginning after December 15, 2018 (including interim periods within those fiscal years) and for private companies, fiscal years beginning after December 15, 2019, with early adoption permitted. The FASB subsequently deferred the effective date of ASU 2016-02 for private companies by one year, to fiscal years beginning after December 15, 2020, to provide those companies with additional time to address various implementation challenges and complexities. In June 2020, the FASB further deferred the effective date due to the effects on private companies from business and capital market disruptions caused by the novel coronavirus ("COVID-19") pandemic. Following those deferrals, ASU 2016-02 became effective for private companies for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the standard effective on January 1, 2022 using the modified retrospective approach within ASU 2018-11, which allows for the application date to be the beginning of the reporting period in which the entity first applies the new standard. The Company historically has not been and is not currently a "lessee" under any lease agreements, and thus did not have any arrangements requiring the recognition of lease assets or liabilities on its balance sheet.

As a "lessor", the Company has active lease agreements with over 125 tenants across its portfolio of investment properties. On a prospective and retrospective basis, the accounting for those leases under ASU 2016-02 (ASC No. 842) is substantially unchanged from the previous guidance in ASC No. 840. However, upon the adoption of ASC No. 842, the Company has elected the practical expedient permitting lessors to elect by class of underlying asset to not separate non-lease components (for example, maintenance services, including common area maintenance) from associated lease components (the "non-separation practical expedient") if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC No. 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. Prior to the adoption of ASC No. 842, the Company separated lease-related revenue from its retail center and flex center properties into two components. Fixed rental payments under its leases (recognized on a straight-line basis over the term of the underlying lease) were recorded as retail center property revenues and flex center property revenues. Variable payments under the leases made by tenants for real estate taxes, insurance and common area maintenance ("CAM") expenses were recorded as retail center and flex center tenant reimbursements. With the adoption of ASC No. 842, the Company determined that its retail center and flex center operating leases qualify for the non-separation practical expedient based on the guidance. As a result, the Company has accounted for and presented the revenues from these leases, including tenant reimbursements, as a single line item on its consolidated statements of operations.

Debt With Conversion Options

In August 2020, the FASB issued ASU 2020-06, *Debt - Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in an Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.* The objective of ASU 2020-06 is to reduce the current complexity involved in accounting for convertible financial instruments by reducing the number of accounting models applicable to those instruments in the existing guidance. Following the adoption of ASU 2020-06, companies are expected to encounter fewer instances in which a convertible financial instrument must be separated into a debt or equity component and a derivative component for accounting purposes due to the embedded conversion feature. As a result of these revisions, debt instruments issued with a beneficial conversion feature will no longer require separation and thus will be accounted for as a single debt instrument under the updated guidance. In addition to those changes, ASU 2020-06 adds several incremental financial statement disclosures with respect to a company's convertible financial instruments and makes certain refinements with respect to calculating the effect of those instruments on a company's diluted earnings per share. ASU 2020-06 became effective for public companies for fiscal years beginning after December 15, 2021 (including interim periods within those fiscal years), and for private companies, fiscal years beginning after December 15, 2022. The updated guidance in ASU 2020-06 was adopted effective January 1, 2023, which did not have a material impact on the Company's consolidated financial statements.

Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. This update enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better calculate credit loss estimates. The guidance applies to most financial assets measured at amortized cost and certain other instruments, such as accounts receivable and loans; however, it does not apply to receivables arising from operating leases accounted for in accordance with ASC Topic 842. ASU 2016-13 requires that the Company estimate the lifetime expected credit loss with respect to applicable receivables and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. The Company is also required to disclose information about how it developed the allowances, including changes in the factors that influenced the Company's estimate of expected credit losses and the reasons for those changes. The Company's credit losses primarily arise from tenant defaults on amounts due under operating leases. As noted, these losses are not subject to the guidance in ASU 2016-13, and historically have not been significant. The Company adopted the update on the required effective date of January 1, 2023, which did not have a material impact on the Company's consolidated financial statements.

Effects of Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The London Interbank Offered Rate (LIBOR), which has been widely used as a reference interest rate in debt agreements and other contracts, was effectively discontinued for new contracts as of December 31, 2021, and its publication for existing contracts was discontinued as of June 30, 2023. Financial market regulators in certain jurisdictions throughout the world undertook reference rate reform initiatives to guide the transition and modification of debt agreements and other contracts that are based on LIBOR to the successor reference rate designated to replace it. ASU 2020-04 was issued to provide companies impacted by these changes with the opportunity to elect certain expedients and exceptions that are intended to ease the potential burden of accounting for or recognizing the effects of reference rate reform on financial reporting. Under ASU 2020-04, companies were permitted to elect to use the expedients and exceptions provided therein for any reference rate contract modifications that occurred in reporting periods that encompassed the timeline from March 12, 2020 to December 31, 2022. The FASB subsequently issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset of Topic 848*, to extend that timeline from December 31, 2022 to December 31, 2024. The Company's Parkway Property is financed by a mortgage loan with a corresponding interest rate protection agreement which both used USD LIBOR as the reference interest rate (see Note 5, below). The mortgage loan matures on November 1, 2031, and the interest rate protection agreement expires on December 1, 2026. Effective July 1, 2023, the mortgage loan on the Parkway Property was modified to replace the USD LIBOR reference rate with Term SOFR and the interest rate protection agreement was modified to replace the USD

LIBOR reference rate with SOFR (see Note 5, below). The Company elected to apply the expedients and exceptions provided in ASU 2020-04 to these changes. The Company elected to account for the incorporation of the corresponding SOFR rate as the replacement reference rate prospectively without requiring contract modification accounting or reassessment of the effectiveness of the interest rate protection transaction. The reference rate changes and the application of the expedients in ASU 2020-04 did not have a material impact on the Company's consolidated financial statements.

Upcoming Accounting Pronouncements

General Disclosure Improvements

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. ASU 2023-06 amends various subtopics of the FASB Accounting Standards Codification to incorporate into generally accepted accounting principles certain incremental presentation and disclosure requirements that were added to the SEC's reporting regulations for public companies in 2018. Several of these presentation and disclosure requirements are applicable to the Company, including disclosures related to mortgaged assets, unused lines of credit, the presentation of gains and losses from derivative instruments in the statement of cash flows, and the tax status of distributions to stockholders. The amendments made to the specific subtopics of the Codification become effective only if and when the SEC removes the related presentation or disclosure requirement from its regulations by June 30, 2027. As a public company, the Company is already subject to the relevant presentation and disclosure requirements under the existing SEC regulations, but management is still evaluating the impact on the Company's financial statements.

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The objective of ASU 2023-07 is to improve reportable segment disclosures by public companies, primarily by requiring enhanced disclosures about significant segment expenses. Under the updates in this guidance, companies are required to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. Additionally, a total for all other expenses that are not determined to be significant segment expenses must be separately presented for each reported measure of segment profit or loss for the corresponding reporting periods, and a description of the expenses included in that total must be provided in the disclosure. The updated guidance also requires disclosure of the title and position of the chief operating decision maker and an explanation of how the company's reported measure(s) of segment profit or loss are used in assessing segment performance and deciding how to allocate the company's resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, which means that the Company will be required to include the enhanced disclosures beginning with its consolidated financial statements for the year ending December 31, 2024. The guidance must be applied retrospectively, and early adoption is permitted. As discussed in Note 10, the Company has reportable segments for retail center properties and flex center properties, and it previously had a reportable segment for hotel properties. The Company is currently evaluating the new disclosure requirements in ASU 2023-07 to determine the impact on its consolidated financial statements.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 expands existing disclosures related to income taxes by requiring that specific items be presented separately in the income tax rate reconciliation and by requiring additional disaggregated disclosures for income taxes paid and for pretax income and income tax expense from continuing operations. The guidance in ASU 2023-09 is effective for public companies for annual periods beginning after December 15, 2024, with early adoption permitted. As discussed in Note 1, the Company has elected to be taxed as a real estate investment trust (REIT) for federal income tax purposes and does not incur or report federal or state income tax expense in its consolidated financial statements. Accordingly, the disclosure requirements for income taxes in ASC Topic 740, including the new disclosures under ASU 2023-09, will not apply to the Company as long as its REIT tax status is maintained.

Evaluation of the Company's Ability to Continue as a Going Concern

Under the accounting guidance related to the presentation of financial statements, the Company is required to evaluate, on a quarterly basis, whether or not the entity's current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due arising within one year of the date of the issuance of the Company's consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern. The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The redemption date of the Company's mandatorily redeemable preferred is February 19, 2025 (the "Redemption Date"). The Company will require additional liquidity to fund the redemption. The Company expects to be able to generate this liquidity from a number of sources, including cash on hand, forecasted future cash flows for the periods prior to the Redemption Date, proceeds from the Company's line of credit (see Note 5), should the Company be successful in extending its term, proceeds from the sale of the Company's Hanover Square Shopping Center (see Note 3), and careful management of the Company's capital expenditures during the periods prior to the Redemption Date.

In applying applicable accounting guidance, management considered the Company's current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company's obligations due over the next twelve months as well as the Company's recurring business operating expenses. The Company concludes that it is probable that the Company will be able to meet its obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance.

3.   Investment Properties

Investment properties consist of the following:

	December 31,	
	2023	**2022**
Land	$ 13,720,502	$ 16,526,436
Site improvements	3,797,755	4,719,926
Buildings and improvements (1)	58,183,070	64,669,498
Investment properties at cost (2)	**75,701,327**	**85,915,860**
Less accumulated depreciation	11,123,951	9,400,908
Investment properties, net	**$ 64,577,376**	**$ 76,514,952**

(1)   Includes tenant improvements (both those acquired as part of the acquisition of the properties and those constructed after the properties' acquisition), capitalized leasing commissions and other capital costs incurred post-acquisition.

(2)   Excludes intangible assets and liabilities (see Note 2, above, for a discussion of the Company's accounting treatment of intangible assets), escrow deposits and property reserves.

The Company's depreciation expense on investment properties was $3,683,815 and $3,381,249 for the years ended December 31, 2023 and 2022, respectively.

Capitalized tenant improvements

The Company carries two categories of capitalized tenant improvements on its consolidated balance sheets, both of which are recorded under investment properties, net, on the Company's consolidated balance sheets. The first category is the allocation of acquisition costs to tenant improvements that is recorded on the Company's consolidated balance sheet as of the date of the Company's acquisition of the investment property. The second category are tenant improvement costs incurred and paid by the Company subsequent to the acquisition of the investment property. Both are recorded as a component of investment properties on the Company's consolidated balance sheets. Depreciation expense on both categories of tenant improvements is recorded as a component of depreciation expense on the Company's consolidated statement of operations.

The Company generally records depreciation of capitalized tenant improvements on a straight-line basis over the terms of the related leases. Details of these deferred costs, net of depreciation are as follows:

| | December 31, | |
	2023	2022
Capitalized tenant improvements – acquisition cost allocation, net	$ 2,504,953	$ 3,178,534
Capitalized tenant improvements incurred subsequent to acquisition, net	898,873	338,836

Depreciation of capitalized tenant improvements arising from the acquisition cost allocation was $651,935 and $622,827 for the years ended December 31, 2023 and 2022, respectively. Additionally, the Company wrote off capitalized tenant improvements arising from the acquisition cost allocation of $21,646 associated with two of the tenants which terminated leases early during the year ended December 31, 2023. During the year ended December 31, 2022, the Company wrote off capitalized tenant improvements arising from the acquisition cost allocation of $13,879 associated with the two tenants which defaulted on their leases and abandoned their premises.

During the years ended December 31, 2023 and 2022, the Company recorded $828,676 and $177,373, respectively, in capitalized tenant improvements. Depreciation of capitalized tenant improvements incurred subsequent to acquisition was $184,161 and $95,877 for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company transferred $84,478 in capitalized tenant improvements related to the Hanover Square Shopping Center to assets held for sale on the Company's consolidated balance sheets.

Capitalized leasing commissions

The Company carries two categories of capitalized leasing commissions on its consolidated balance sheets. The first category is the allocation of acquisition costs to leasing commissions that is recorded as an intangible asset (see Note 2, above, for a discussion of the Company's accounting treatment for intangible assets) on the Company's consolidated balance sheet as of the date of the Company's acquisition of the investment property. The second category is leasing commissions incurred and paid by the Company subsequent to the acquisition of the investment property. These costs are carried on the Company's consolidated balance sheets under investment properties.

The Company generally records depreciation of capitalized leasing commissions on a straight-line basis over the terms of the related leases. Details of these deferred costs, net of depreciation are as follows:

| | December 31, | |
	2023	2022
Capitalized leasing commissions, net	$ 759,677	$ 555,956

During the years ended December 31, 2023 and 2022, the Company recorded $432,613 and $300,333, respectively in capitalized leasing commissions. Depreciation on capitalized leasing commissions was $152,661 and $100,702 for the years ended December 31, 2023 and 2022, respectively. Additionally, the Company wrote off capitalized leasing commissions of $8,078 associated with a tenant that abandoned its premises during the year ended December 31, 2023. No such write offs were recorded during the year ended December 31, 2022.

Assets held for sale

The Company records properties as assets held for sale, and any associated mortgages payable, net, as mortgages payable, net, associated with assets held for sale, on the Company's consolidated balance sheets when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year.

During November 2023, the Company committed to a plan to sell an asset group associated with the Hanover Square Property that includes the land, site improvements, building, and building improvements. As a result, as of December 1, 2023, the Company reclassified these assets, and the related mortgage payable, net, for the Hanover Square Property as assets held for sale and liabilities associated with assets held for sale, respectively. Under ASC 360, depreciation of assets held for sale is discontinued, so no further depreciation or amortization was recorded subsequent to December 1, 2023. The Company believes that the fair value, less estimated costs to sell, exceeds the Company's carrying cost, so the Company has not recorded any impairment of assets held for sale related to the Hanover Square Property for the year ended December 31, 2023.

As of December 31, 2023 and 2022, assets held for sale and liabilities associated with assets held for sale consisted of the following:

| | December 31, | |
	2023	2022
Investment properties, net	$ 9,707,154	$ —
Total assets held for sale	**$ 9,707,154**	**$ —**

| | December 31, | |
	2023	2022
Mortgages payable, net	$ 9,588,888	$ —
Total liabilities associated with assets held for sale	**$ 9,588,888**	**$ —**

Sale of investment property

On September 29, 2022, the Company sold the Clemson Best Western Hotel Property to an unrelated third party for a sale price of $10,015,000, resulting in a loss on disposal of investment properties of $421,096 reported on the Company's consolidated statement of operations for the year ended December 31, 2022.

The Company reports properties that have been either previously disposed or that are currently held for sale in continuing operations in the Company's consolidated statements of operations if the disposition, or anticipated disposition, of the assets does not represent a shift in the Company's investment strategy. The Company's sale of the Clemson Best Western Hotel Property does not constitute a change in the Company's investment strategy, which continues to include limited-service hotels as a targeted asset class.

Operating results of the Clemson Best Western Hotel Property which are included in continuing operations, are as follows:

| | For the year ended December 31, | |
	2023	2022
Hotel property room revenues	$ —	$ 1,494,836
Hotel property other revenues	—	12,813
Total Revenue	**—**	**1,507,649**
Hotel property operating expenses	—	1,335,801
Total Operating Expenses	**—**	**1,335,801**
Loss on disposal of investment property		(421,096)
Operating Income	**—**	**(249,248)**
Interest expense	—	427,244
Net Loss from Operations	**—**	**(676,492)**
Other expense	—	(48)
Net Loss	**—**	**(676,540)**
Net loss attributable to Operating Partnership noncontrolling interests	—	(12,827)
Net Loss Attributable to Medalist Common Shareholders	**—**	**(663,713)**

2022 Property Acquisitions

On June 13, 2022, the Company completed its acquisition of the Salisbury Marketplace Property, a 79,732 square foot retail property located in Salisbury, North Carolina, through a wholly owned subsidiary. The Salisbury Marketplace Property, built in 1986, was 85.3% leased as of December 31, 2023, and is anchored by Food Lion, Citi Trends and Family Dollar. The purchase price for the Salisbury Marketplace Property was $10,025,000 paid through a combination of cash provided by the Company and the incurrence of new mortgage debt. The Company's total investment was $10,279,714. The Company incurred $254,714 of acquisition and closing costs which were capitalized and added to the tangible assets acquired.

	Salisbury Marketplace Property
Fair value of assets acquired:	
Investment property (a)	$ 9,963,258
Lease intangibles and other assets (b)	1,045,189
Above market leases (b)	40,392
Below market leases (b)	(769,125)
Fair value of net assets acquired (c)	$ 10,279,714
Purchase consideration:	
Consideration paid with cash (d)	$ 3,746,561
Consideration paid with new mortgage debt, net (e)	6,533,153
Total consideration (f)	$ 10,279,714

a. Represents the fair value of the investment property acquired which includes land, buildings, site improvements, tenant improvements and furniture, fixtures and equipment. The fair value was determined using the market approach, the cost approach, the income approach or a combination thereof. Closing and acquisition costs were allocated and added to the fair value of the tangible assets acquired.

b. Represents the fair value of lease intangibles and other assets. Lease intangibles include leasing commissions, leases in place, above market leases, below market leases and legal and marketing costs associated with replacing existing leases.

c. Represents the total fair value of assets and liabilities acquired at closing.

d. Represents cash paid at closing and cash paid for acquisition (including intangible assets), and closing costs paid at closing or directly by the Company outside of closing.

e. Represents allocation of the Wells Fargo Mortgage Facility proceeds used to fund the purchase of the Salisbury Marketplace Property, net of $18,847 in capitalized loan issuance costs. See Note 5, below.

f. Represents the consideration paid for the fair value of the assets and liabilities acquired.

4. Mandatorily Redeemable Preferred Stock

On February 19, 2020, the Company issued and sold 200,000 shares of 8.0% Series A cumulative redeemable preferred stock at $23.00 per share, resulting in gross proceeds of $4,600,000. Net proceeds from the issuance were $3,860,882, which includes the impact of the underwriter's discounts, selling commissions and legal, accounting and other professional fees, and is presented on the Company's consolidated balance sheets as mandatorily redeemable preferred stock.

The mandatorily redeemable preferred stock has an aggregate liquidation preference of $5 million, plus any accrued and unpaid dividends thereon. The mandatorily redeemable preferred stock is senior to the Company's Common Shares and any class or series of capital stock expressly designated as ranking junior to the mandatorily redeemable preferred stock as to distribution rights and rights upon liquidation, dissolution or winding up ("Junior Stock"). The mandatorily redeemable preferred stock is on a parity with any class or series of the Company's capital stock expressly designated as ranking on a parity with the mandatorily redeemable preferred stock as to distribution rights and rights upon liquidation, dissolution or winding up ("Parity Stock").

If outstanding on February 19, 2025, the mandatorily redeemable preferred stock must be redeemed by the Company on that date, the fifth anniversary of the date of issuance. Beginning on February 19, 2022, the second anniversary of the issuance, the Company may redeem the outstanding mandatorily redeemable preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the mandatorily redeemable preferred stock may also require the Company to redeem the stock upon a change of control of the Company for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon.

The Company believes that it has a range of options available to fund the redemption of the mandatorily redeemable preferred stock including using a combination of cash on hand, cash generated from operations for the year ended December 31, 2024, cash from the proceeds of the sale of the Hanover Square Property, should the sale close (see note 3), and proceeds from the Wells Fargo line of credit, should the line of credit be renewed on its June 9, 2024 expiration date. In addition to these funding sources, the Company believes that it could generate cash to redeem the mandatorily redeemable preferred stock by issuing a new series of preferred stock, issuing shares of its common stock under the Company's shelf registration, which expires on June 21, 2024 or issuing other debt or equity instruments. There is no assurance that the Company will be able to generate sufficient funding to fund the redemption of the mandatorily redeemable preferred stock.

Holders of the mandatorily redeemable preferred stock generally have no voting rights. However, if the Company does not pay dividends on the mandatorily redeemable preferred stock for six consecutive quarterly periods, the holders of that stock, voting together as a single class with the holders of any outstanding Parity Stock having similar voting rights, will be entitled to vote for the election of two additional directors to serve on the Board until the Company pays all dividends owed on the mandatorily redeemable preferred stock. The affirmative vote of the holders of at least two-thirds of the outstanding shares of mandatorily redeemable preferred stock, voting together as a single class with the holders of any other class or series of the Company's preferred stock upon which like voting rights have been conferred and are exercisable, is required for the Company to authorize, create or increase the number of shares of any class or series of capital stock expressly designated as ranking senior to the mandatorily redeemable preferred stock as to distribution rights and rights upon the Company's liquidation, dissolution or winding up. In addition, the affirmative vote of at least two-thirds of the outstanding shares of mandatorily redeemable preferred stock (voting as a separate class) is required to amend the Company's charter (including the articles supplementary designating the mandatorily redeemable preferred stock) in a manner that materially and adversely affects the rights of the holders of mandatorily redeemable preferred stock. Among other things, the Company may, without any vote of the holders of mandatorily redeemable preferred stock, issue additional shares of mandatorily redeemable preferred stock and may authorize and issue additional shares of any class or series of any Junior Stock or Parity Stock.

The Company has classified the mandatorily redeemable preferred stock as a liability in accordance with ASC Topic No. 480, "*Distinguishing Liabilities from Equity*," which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the accompanying consolidated statements of operations (see Note 5, below, for a discussion of interest expense associated with the mandatorily redeemable preferred stock).

For the following periods during which the mandatorily redeemable preferred stock has been outstanding, the Company has paid a cash dividend on the stock equal to 8% per annum, paid quarterly, as follows:

Payment Date	Record Date	Amount per share	For the period
April 27, 2020	April 24, 2020	$ 0.37	February 19, 2020 - April 27, 2020
July 24, 2020	July 22, 2020	0.50	April 28, 2020 - July 24, 2020
October 26, 2020	October 23, 2020	0.50	July 25, 2020 - October 26, 2020
February 1, 2021	January 29, 2021	0.50	October 27, 2020 - February 1, 2021
April 30, 2021	April 26, 2021	0.50	February 2, 2021 – April 30, 2021
July 26, 2021	July 12, 2021	0.50	May 1, 2021 - July 26, 2021
October 27, 2021	October 25, 2021	0.50	July 27, 2021 – October 26, 2021
January 20, 2022	January 13, 2022	0.50	October 27, 2021 – January 19, 2022
April 21, 2022	April 18, 2022	0.50	January 20, 2022 - April 20, 2022
July 21, 2022	July 18, 2022	0.50	April 21, 2022 - July 20, 2022
October 20, 2022	October 17, 2022	0.50	July 21, 2022 - October 19, 2022
January 27, 2023	January 24, 2023	0.50	October 20, 2022 - January 19, 2023
April 28, 2023	April 25, 2023	0.50	January 20, 2023 - April 20, 2023
November 1, 2023	October 30, 2023	0.50	April 21, 2023 - July 20, 2023
November 1, 2023	October 30, 2023	0.50	July 21, 2023 - October 20, 2023
February 6, 2024	February 2, 2024	0.50	October 21, 2023 - January 20, 2024

As of December 31, 2023 and 2022, the Company recorded $70,004 and $70,004, respectively, in accrued but unpaid dividends on the mandatorily redeemable preferred stock. This amount is reported in accounts payable and accrued liabilities on the Company's consolidated balance sheets.

The mandatorily redeemable preferred stock was issued at $23.00 per share, a $2.00 per share discount. The total discount of $400,000 is being amortized over the five-year life of the shares using the effective interest method. Additionally, the Company incurred $739,118 in legal, accounting, other professional fees and underwriting discounts related to this offering. These costs were recorded as deferred financing costs on the accompanying consolidated balance sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the term of the agreement.

Amortization of the discount and deferred financing costs related to the mandatorily redeemable preferred stock totaling $243,054 and $222,881 was included in interest expense for the years ended December 31, 2023 and 2022, respectively, in the accompanying consolidated statements of operations. Accumulated amortization of the discount and deferred financing costs was $832,693 and $589,639 as of December 31, 2023 and 2022, respectively.

5. Loans Payable

Mortgages Payable

The Company's mortgages payables, net consists of the following:

Property	Monthly Payment	Interest Rate	Maturity	December 31, 2023	December 31, 2022
Franklin Square (a)	Interest only	3.808 %	December 2031	$ 13,250,000	$ 13,250,000
Hanover Square (b)	$ 78,098	6.94 %	December 2027	—	9,877,867
Ashley Plaza (c)	$ 52,795	3.75 %	September 2029	10,708,557	10,930,370
Brookfield Center (d)	$ 22,876	3.90 %	November 2029	4,571,410	4,663,206
Parkway Center (e)	$ 38,427	Variable	November 2031	4,870,403	4,992,427
Wells Fargo Facility (f)	$ 103,438	4.50 %	June 2027	17,939,276	18,351,981
Unamortized issuance costs, net				(566,873)	(725,592)
Total mortgages payable, net				**$ 50,772,773**	**$ 61,340,259**

(a) The mortgage loan for the Franklin Square Property in the principal amount of $13,250,000 has a ten-year term and a maturity date of December 6, 2031. The mortgage loan bears interest at a fixed rate of 3.808% and is interest only until January 6, 2025, at which time the monthly payment will become $61,800, which includes interest and principal based on a thirty-year amortization schedule. The mortgage loan includes covenants for the Company to maintain a net worth of $13,250,000, excluding the assets and liabilities associated with the Franklin Square Property and for the Company to maintain liquid assets of no less than $1,000,000. As of December 31, 2023 and 2022, the Company believes that it is compliant with these covenants. The Company has guaranteed the payment and performance of the obligations of the mortgage loan.

(b) As of December 31, 2023, the Company reclassified the mortgage loan for the Hanover Square Property to mortgages payable, net, associated with assets held for sale (see below).

(c) The mortgage loan for the Ashley Plaza Property bears interest at a fixed rate of 3.75% and was interest only for the first twelve months. Beginning on October 1, 2020, the monthly payment became $52,795 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. Effective on December 26, 2023, the Company assumed certain guaranty obligations under the Ashley Plaza mortgage loan related to the Guaranty Substitution (see below). These obligations include covenants for the Company to maintain a net worth of $11,400,000, excluding the liabilities associated with the mortgage loan for the Ashley Plaza Property, and for the Company to maintain liquid assets of no less than $1,140,000. As of December 31, 2023, the Company believes that it is compliant with these covenants.

(d) The mortgage loan for the Brookfield Property bears interest at a fixed rate of 3.90% and was interest only for the first twelve months. Beginning on November 1, 2020, the monthly payment became $22,876 for the remaining term of the loan, which includes interest at the fixed rate, and principal, based on a thirty-year amortization schedule. Effective on December 26, 2023, the Company assumed certain guaranty obligations under the Brookfield Property mortgage loan related to the Guaranty Substitution (see below). These obligations include covenants for the Company to maintain a net worth of $4,850,000, excluding the liabilities associated with the mortgage loan for the Brookfield Property, and for the Company to maintain liquid assets of no less than $485,000. As of December 31, 2023, the Company believes that it is compliant with these covenants.

(e) The interest rate for the mortgage loan for the Parkway Property was originally based on ICE LIBOR plus 225 basis points, with a minimum rate of 2.25%. After the discontinuation of LIBOR on June 30, 2023, the ICE LIBOR index was replaced by Term SOFR, with an adjusted margin of 236.44 basis points. Under the terms of the mortgage, the interest rate payable each month shall not change by greater than 1% during any six-month period and 2% during any 12-month period. As of December 31, 2023 and 2022 the rate in effect for the Parkway Property mortgage was 7.05% and 6.37%, respectively. The monthly payment, which varies based on the interest rate in effect each month, includes interest at the variable rate, and principal based on a thirty-year amortization schedule. The mortgage loan for the Parkway Property includes a covenant to maintain a debt service coverage ratio of not less than 1.30 to 1.00 on an annual basis. As of December 31, 2023 and 2022, the Company believes that it is compliant with this covenant.

(f) On June 13, 2022, the Company entered into a mortgage loan facility with Wells Fargo Bank (the "Wells Fargo Mortgage Facility") in the principal amount of $18,609,500. The proceeds of this mortgage were used to finance the acquisition of the Salisbury Marketplace Property and to refinance the mortgages payable on the Lancer Center Property and the Greenbrier Business Center Property. The Wells Fargo Mortgage Facility bears interest at a fixed rate of 4.50% for a five-year term. The monthly payment, which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule, is $103,438. The Company has provided an unconditional guaranty of the payment of and performance under the terms of the Wells Fargo Mortgage Facility. The Wells Fargo Mortgage Facility credit agreement includes covenants to maintain a debt service coverage ratio of not less than 1.50 to 1.00 on an annual basis, a minimum debt yield of 9.5% on the Salisbury Marketplace Property, the Lancer Center Property and the Greenbrier Business Center Property, and the maintenance of liquid assets of not less than $1,500,000. As of December 31, 2023, the Company believes that it is compliant with these covenants.

The Company refinanced the mortgage loan for the Lancer Center Property, using proceeds from the Wells Fargo Facility. The Company accounted for this refinancing transaction under debt extinguishment accounting in accordance with ASC 470, and for the year ended December 31, 2022, recorded a loss on extinguishment of debt of $113,282. The original mortgage loan for the Lancer Center Property bore interest at a fixed rate of 4.00%. The monthly payment was $34,667 which included interest at the fixed rate and principal, based on a twenty-five-year amortization schedule. No such loss was recorded during the year ended December 31, 2023.

The Company refinanced the mortgage loan for the Greenbrier Business Center Property, using proceeds from the Wells Fargo Facility. The Company accounted for this refinancing transaction under debt extinguishment accounting in accordance with ASC 470, and for the year ended December 31, 2022, recorded a loss on extinguishment of debt of $56,393. The Company assumed the original mortgage loan for the Greenbrier Business Center Property from the seller. No such loss was recorded during the year ended December 31, 2023.

Guaranty Substitution

Pursuant to the terms of the Termination Agreement, during December 2023 the Company entered into consent agreements with lenders for the Ashley Plaza Property, Brookfield Property, Franklin Square Property and Parkway Property mortgages under which the Company replaced certain guaranty obligations of the Messrs. Messier and Elliott. Under these agreements, the Company assumed guaranties related to environmental waste and acts of fraud, among others, and consented to certain covenants (discussed above) to maintain minimum net worth and liquidity levels. For the Franklin Square Property mortgage loan, the termination of the Management Agreement was considered an event of default. Under the consent agreement for the Franklin Square Property mortgage loan, the lender agreed to waive the event of default in exchange for the payment of a $132,500 consent fee, and the Company's agreement to fully guaranty the Franklin Square Property mortgage loan. The $132,500 consent fee is recorded as part of the management restructuring fee on the consolidated statement of operations for the year ended December 31, 2023. No such expenses were recorded for the year ended December 31, 2022.

Mortgages payable, net, associated with assets held for sale

The Company's mortgages payables, net, associated with assets held for sale, consists of the following:

Property	Monthly Payment		Interest Rate	Maturity	December 31, 2023	December 31, 2022
Hanover Square (a)	$	78,098	6.94 %	December 2027	9,640,725	—
Unamortized issuance costs, net					(51,837)	—
Total mortgages payable, net, associated with assets held for sale					**$ 9,588,888**	**$ —**

(a) The mortgage loan for the Hanover Square Property bore interest at a fixed rate of 4.25% until January 1, 2023, when the interest rate adjusted to a fixed rate of 6.94%, which was determined by adding 3.00% to the daily average yield on United States Treasury securities adjusted to a constant maturity of five years, as made available by the Federal Reserve Board, with a minimum of 4.25%. As a result of the interest rate change, as of February 1, 2023, the fixed monthly payment of $56,882 increased to $78,098 which includes interest at the fixed rate, and principal, based on a twenty-five-year amortization schedule. The mortgage loan agreement for the Hanover Square property includes covenants to (i) maintain a Debt Service Coverage Ratio ("DSCR") in excess of 1.35 and (ii) maintain a loan-to-value of real estate ratio of 75%. As of December 31, 2022, the Company believes that it was compliant with these covenants. As of December 31, 2023, the Company believes it was in compliance with the loan-to-value covenant, but the Company was not in compliance with the DSCR covenant. The Company notified the lender which responded that it considers this a technical default and does not intend to take any action related to the default because the Company is current on its obligations under the mortgage and intends to sell the property in the near future.

Interest rate protection transaction

On October 28, 2021, the Company entered into an interest rate protection transaction to limit its exposure to increases in interest rates on the variable rate mortgage loan on the Parkway Property (the "Interest Rate Protection Transaction"). Under this agreement, the Company's interest rate exposure is capped at 5.25% if USD 1-Month ICE LIBOR exceeds 3%. Effective on July 1, 2023, the interest rate index under the Interest Rate Protection Transaction automatically converted to SOFR. As of December 31, 2023, SOFR was 5.35% and as of December 31, 2022, USD 1-Month ICE LIBOR was 4.39%. In accordance with the guidance on derivatives and hedging, the Company records all derivatives on the balance sheet at fair value under other assets. The Company determines fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value of the Interest Rate Protection Transaction is valued by an independent, third-party consultant which uses observable inputs such as yield curves, volatilities and other current market data, all of which are considered Level 2 inputs. As of December 31, 2023 and 2022, the fair value of the interest Rate Protection Transaction was $173,715 and $258,279, respectively, and is recorded under other assets on the Company's balance sheets. The Company reports changes in the fair value of the derivative in other income on its consolidated statements of operations.

For the period from September 1, 2022 through June 30, 2023, LIBOR, and for the period from July 1, 2023 through December 31, 2023, SOFR exceeded the 3% cap, and payments from the Interest Rate Protection Transaction reduced the Company's net interest expense. Payments to the Company from the Interest Rate Protection Transaction are recorded as an offset to interest expense on the Company's consolidated statements of operations for the years ended December 31, 2023 and 2022.

Wells Fargo Line of Credit

On June 13, 2022, the Company, through its wholly owned subsidiaries, entered into a loan agreement with Wells Fargo Bank for a $1,500,000 line of credit (the "Wells Fargo Line of Credit"). On May 2, 2023, the Company and Wells Fargo Bank entered into the First Amendment to Revolving Line of Credit Note which extended the maturity date of the Wells Fargo Line of Credit to June 9, 2024. As December 31, 2023 and 2022 the Wells Fargo Line of Credit had an outstanding balance of $1,000,000 and $0, respectively. Outstanding balances on the Wells Fargo Line of Credit will bear interest at a floating rate of 2.25% above daily SOFR. As of

December 31, 2023 and 2022, SOFR was 5.35% and 4.3%, respectively. The Wells Fargo Line of Credit is secured by the Lancer Center Property, the Greenbrier Business Center Property and the Salisbury Marketplace Property, has a one-year term, is unconditionally guaranteed by the Company, and any outstanding balances are due on the June 9, 2024 maturity date. The Company is currently in discussions with Wells Fargo to extend the maturity date of Wells Fargo Line of Credit, but there can be no assurance that it will be successful.

Loss on Extinguishment of Debt – Clemson Best Western Property Mortgage Payable

On September 29, 2022, the Company sold the Clemson Best Western Property and repaid the Clemson Best Western Property mortgage payable. The Company accounted for the repayment of the mortgage payable under debt extinguishment accounting in accordance with ASC 470. During the year ended December 31, 2022, the Company recorded a loss on extinguishment of debt of $219,532, consisting of $84,900 in fees paid to the lender and $134,632 of unamortized loan issuance costs. No such loss was recorded during the year ended December 31, 2023.

Interest expense

Interest expense, including amortization of capitalized issuance costs consists of the following:

	For the year ended December 31, 2023				
	Mortgage Interest Expense	Amortization of discounts and capitalized issuance costs	Interest rate protection transaction payments	Other interest expense	Total
Franklin Square	$ 511,568	$ 28,372	$ —	$ —	$ 539,940
Hanover Square	695,788	11,816	—	—	707,604
Ashley Plaza	411,012	17,430	—	—	428,442
Brookfield Center	182,714	11,351	—	—	194,065
Parkway Center	233,479	11,026	(106,117)	—	138,388
Wells Fargo Facility	828,547	26,887	—	—	855,434
Wells Fargo Line of Credit	—	—	—	33,973	33,973
Amortization and preferred stock dividends on mandatorily redeemable preferred stock	—	243,054	—	400,000	643,054
Total interest expense	**$ 2,863,108**	**$ 349,936**	**$ (106,117)**	**$ 433,973**	**$ 3,540,900**

	For the year ended December 31, 2022				
	Mortgage Interest Expense	Amortization of discounts and capitalized issuance costs	Interest rate protection transaction payments	Other interest expense	Total
Franklin Square	$ 511,568	28,372	$ —	—	$ 539,940
Hanover Square	426,298	12,890	—	—	439,188
Ashley Plaza	419,301	17,430	—	—	436,731
Clemson Best Western	425,109	—	—	2,135	427,244
Brookfield Center	186,270	11,350	—	—	197,620
Lancer Center	115,179	11,928	—	—	127,107
Greenbrier Business Center	81,409	1,155	—	—	82,564
Parkway Center	198,480	11,026	(7,682)	—	201,824
Wells Fargo Facility	466,545	13,444	$ —	—	479,989
Amortization and preferred stock dividends on mandatorily redeemable preferred stock	—	222,881	—	400,000	622,881
Total interest expense	**$ 2,830,159**	**$ 330,476**	**$ (7,682)**	**$ 402,135**	**$ 3,555,088**

Interest accrued and accumulated amortization of capitalized issuance costs consist of the following:

	As of December 31, 2023		As of December 31, 2022	
	Accrued interest	Accumulated amortization of capitalized issuance costs	Accrued interest	Accumulated amortization of capitalized issuance costs
Franklin Square	$ 43,448	$ 59,108	$ 43,448	$ 30,736
Hanover Square	55,755	71,696	38,792	59,880
Ashley Plaza	34,580	75,539	35,296	58,109
Brookfield Center	—	48,244	—	36,893
Parkway Center	28,614	23,890	26,502	12,864
Wells Fargo Facility	—	40,331	—	13,444
Amortization and accrued preferred stock dividends on mandatorily redeemable preferred stock (1)	70,004	832,693	70,004	589,639
Total	**$ 232,401**	**$ 1,151,501**	**$ 214,042**	**$ 801,565**

(1) Recorded as accrued interest under accounts payable and accrued liabilities on the Company's consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Debt Maturity

The Company's scheduled principal repayments on indebtedness as of December 31, 2023 are as follows:

	Mortgages Payable	Mortgages Payable Associated with Assets Held for Sale	Total
2024	$ 815,763	$ 277,818	$ 1,093,581
2025	1,091,832	299,961	1,391,793
2026	1,139,994	321,761	1,461,755
2027	17,280,746	345,148	17,625,894
2028	721,336	8,396,037	9,117,373
Thereafter	30,289,975	—	30,289,975
Total principal payments and debt maturities	**51,339,646**	**9,640,725**	**60,980,371**
Less unamortized issuance costs	(566,873)	(51,837)	(618,710)
Net principal payments and debt maturities	**$ 50,772,773**	**$ 9,588,888**	**$ 60,361,661**

6.   Rentals under Operating Leases

Future minimum rents (based on recognizing future rents on the straight-line basis) to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding common area maintenance and other expense pass-throughs, as of December 31, 2023 are as follows:

2024	$ 8,084,915
2025	7,324,943
2026	5,466,396
2027	4,190,459
2028	3,359,566
Thereafter	7,241,898
Total minimum rents	$ 35,668,177

7.   Equity

The Company has authority to issue 1,000,000,000 shares consisting of 750,000,000 Common Shares, and 250,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Shares"). Substantially all of the Company's business is conducted through its Operating Partnership. The REIT is the sole general partner of the Operating Partnership and owned a 98.81% interest in the Operating Partnership as of December 31, 2023 and 2022. Limited partners in the Operating Partnership who have held their Operating Partnership Units for one year or longer have the right to redeem their common Operating Partnership Units for cash or, at the REIT's option, Common Shares at a ratio of Operating Partnership Unit for one common share. Under the Agreement of Limited Partnership, distributions to Operating Partnership Unit holders are made at the discretion of the REIT. The REIT intends to make distributions in a manner that will result in limited partners of the Operating Partnership receiving distributions at the same rate per Operating Partnership Unit as dividends per share are paid to the REIT's holders of Common Shares.

Nasdaq Compliance

On July 11, 2022, the Company received a deficiency letter (the "Deficiency Letter") from the Nasdaq Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC notifying the Company that, for the last thirty (30) consecutive business days, the closing bid price for the Company's Common Shares had been below the minimum $1.00 per share required for continued listing on the Nasdaq Capital Market ("Nasdaq") pursuant to Nasdaq Listing Rule 5550 (a)(2) (the "Minimum Bid Price Requirement"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was given one hundred and eighty (180) calendar days, or until January 9, 2023, to regain compliance with the Minimum Bid Price Requirement.

On January 10, 2023, the Company received a letter (the "Second Notification") from The Nasdaq Stock Market LLC notifying the Company that, while the Company had not regained compliance with the Minimum Bid Price Requirement, the Staff determined that the Company is eligible for an additional 180 calendar day period, or until July 10, 2023 (the "Second Compliance Period"), to regain compliance. The Staff's determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, with the exception of the Minimum Bid Price Requirement, and (ii) the Company's written notice to the Nasdaq Stock Market LLC of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Neither the Deficiency Letter or the Second Notification had any effect on the listing of the Company's Common Shares, and its Common Shares continued to trade on Nasdaq under the symbol "MDRR."

On May 18, 2023, the Company received written notice from the Nasdaq Stock Market LLC stating that the Company had regained compliance with the Minimum Bid Price Requirement for continued listing on Nasdaq because the Company's Common Shares had a closing bid price of at least $1.00 per share for ten consecutive business days. Accordingly, the Listing Qualifications Staff considers the matter closed.

Completion of 1-for-8 Reverse Stock Split

On May 3, 2023, the Company completed a reverse stock split of its Common Shares, and a corresponding adjustment to the outstanding common Operating Partnership Units of the Operating Partnership, at a ratio of 1-for-8 (the "Reverse Stock Split"). The Reverse Stock Split took effect at 5:00 p.m. Eastern Time on May 3, 2023 (the "Effective Time") and automatically converted every eight Common Shares outstanding at that time into one Common Share.

The Reverse Stock Split affected all holders of Common Shares uniformly and did not affect any Common Shareholder's percentage ownership interest in the Company, except for de minimis changes as a result of the elimination of fractional shares, as described below. As a result of the Reverse Stock Split, the number of Common Shares outstanding was reduced from 17,758,421 to 2,219,803 shares as of the Effective Time.

No fractional Common Shares were issued in connection with the Reverse Stock Split. Instead, each holder of Common Shares that otherwise would have received fractional Common Shares received, in lieu of such fractional Common Shares, cash in an amount equal to the applicable fraction multiplied by the closing price of the Common Shares on Nasdaq on May 3, 2023 (as adjusted for the Reverse Stock Split). The redemption of the fractional shares further reduced the number of Common Shares outstanding to 2,218,810 shares.

At the Effective Time, the aggregate number of Common Shares available for awards under the Company's 2018 Equity Incentive Plan and the terms of outstanding awards were ratably adjusted to reflect the Reverse Stock Split to 61,413 shares available.

Trading of the Common Shares on Nasdaq commenced on a split-adjusted basis on May 4, 2023 under the existing trading symbol "MDRR." The new CUSIP number for the Common Shares following the Reverse Stock Split is 58403P303.

The Reverse Stock Split was intended to help the Company regain compliance with the Minimum Bid Price Requirement. On May 18, 2023, the Company received written notice from the Nasdaq Stock Market LLC stating that the Company had regained compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market because the Company's Common Shares had a closing bid price of at least $1.00 per share for ten consecutive business days. According to the May 18, 2023 notice from the Nasdaq Stock Market LLC, the Listing Qualifications Staff considers the matter closed.

Charter Amendments

In connection with the Reverse Stock Split, on April 19, 2023, the Company filed two Articles of Amendment to its charter with the State Department of Assessments and Taxation of Maryland that provided for:

(i) a 1-for-8 Reverse Stock Split of the Common Shares, effective at 5:00 p.m. Eastern Time on May 3, 2023 (the "First Amendment"); and

(ii) the par value of the Common Shares to be decreased from $0.08 per share (as a result of the 1-for-8 Reverse Stock Split) back to $0.01 per share, effective at 5:01 p.m. Eastern Time on May 3, 2023 (the "Second Amendment").

The foregoing descriptions of the First Amendment and the Second Amendment do not purport to be complete and are qualified in their entirety by reference to each amendment, copies of which were filed as Exhibit 3.3 and Exhibit 3.4, respectively, to the Company's Quarterly Report on Form 10-Q for the three and six months ended June 30, 2023.

Shelf Registration

On June 21, 2021, the Company filed a shelf registration statement on Form S-3 with the SEC. The registration statement is intended to provide the Company additional flexibility to finance future business opportunities through timely and cost-effective access to capital markets. Under the shelf registration statement, the Company may, from time to time, issue Common Shares up to an aggregate amount of $150 million. The shelf registration statement was declared effective by the SEC on July 27, 2021. The Company incurred $84,926 in legal costs, filing fees and other costs associated with this registration which are recorded as offering costs as part of stockholders' equity on the Company's consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Standby Equity Purchase Agreement

On November 17, 2021, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with a financing entity. Under this agreement, the Company will be able to sell up to $6,665,299 of Common Shares at the Company's request any time during the 36 months following the execution of the SEPA. The shares would be purchased at 96.5% of the market price (as defined in the agreement) and would be subject to certain limitations, including that the financing entity could not purchase any shares that would result in it owning more than 4.99% of the Company's outstanding Common Shares. As of December 31, 2023, the Company has generated net proceeds of $1,538,887 from the issuance of 180,676 shares at an average price of $8.52 per common share under the SEPA.

Issuance Date	Shares Issued	Price Per Share		Total Proceeds	
March 3, 2022	11,325	$	8.70	$	98,574
March 14, 2022	34,524		8.40		290,000
March 17, 2022	34,851		8.61		300,000
March 21, 2022	59,258		8.44		500,000
April 1, 2022	40,718		8.60		350,313
Total	**180,676**	**$**	**8.52**	**$**	**1,538,887**

Common Stock Repurchase Plan

In December 2021, the Board approved a program to purchase up to 62,500 Common Shares in the open market, up to a maximum price of $38.40 per share (the "Common Stock Repurchase Plan"). As of December 31, 2023, the Company had repurchased 33,509 Common Shares in the open market under the Common Stock Repurchase Plan at a total cost of $278,277 at an average price of $8.30 per share. The Company incurred fees of $8,266 associated with these transactions. All repurchased Common Shares were retired in accordance with Maryland law.

Purchase (Trade) Date	Shares Purchased	Price Per Share	Total Cost (1)
January 4, 2022	50	$ 8.48	$ 424
January 5, 2022	6,026	8.48	51,093
January 6, 2022	12,500	8.36	104,556
January 7, 2022	3,750	8.40	31,500
January 10, 2022	6,250	8.16	51,000
January 14, 2022	12	8.08	101
January 21, 2022	4,921	8.05	39,603
Total	**33,509**	**$ 8.30**	**$ 278,277**

(1) Total cost before transaction fees.

On October 18, 2023, the Board approved the repurchase of an additional 200,000 Common Shares for a maximum price of $6.00 per share under the Common Stock Repurchase Plan previously approved by the Board in December 2021. Following the approval of the increase, the Company may purchase up to 228,991 Common Shares in total under the Common Stock Repurchase Plan. Shares will be repurchased, if at all, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Company's decision to repurchase its shares, as well as the timing of such repurchases will depend on a variety of factors that include the ongoing assessment of the Company's capital needs, market conditions and the price of the Company's common stock and other corporate considerations, all as determined by management. The repurchase program does not obligate the Company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

Common Shares and Operating Partnership Units Outstanding

As of December 31, 2023 and 2022, respectively, there were 2,245,501 and 2,246,494 Operating Partnership Units outstanding, respectively, with the REIT owning 2,218,810 and 2,219,803 of these Operating Partnership Units, respectively. The remaining 26,691 Operating Partnership Units are held by noncontrolling, limited partners. As of December 31, 2023 and 2022, respectively, there were 2,218,810 and 2,219,803 Common Shares of the REIT outstanding, respectively. As of December 31, 2023 and 2022 there were 26,691 Operating Partnership Units held by noncontrolling, limited partners that were eligible for conversion to Common Shares.

2018 Equity Incentive Plan

The Company's 2018 Equity Incentive Plan (the "Equity Incentive Plan") was adopted by the Board on July 27, 2018 and approved by the Company's shareholders on August 23, 2018. The Equity Incentive Plan permits the grant of stock options, stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards (including LTIP units of the Company's Operating Partnership) to its employees or an affiliate (as defined in the Equity Incentive Plan) of the Company and for up to the greater of (i) 30,000 Common Shares and (ii) eight percent (8)% of the number of fully diluted shares of the Company's Common Shares (taking into account interests in the Operating Partnership that may become convertible into Common Shares).

On March 2, 2022, the Compensation Committee of the Board (the "Compensation Committee") approved a grant of 7,500 Common Shares to two employees of the Manager who also served as directors of the Company, a grant of 11,250 Common Shares to the Company's three independent directors, and a grant of 7,500 Common Shares to the chief financial officer of the Company, under the Equity Incentive Plan. The effective date of the grants was March 2, 2022. The Common Shares granted vested immediately and are unrestricted. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the Common Shares vested immediately, the fair value of the grants, or $233,100, was recorded to share based compensation expense on the Company's consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of the Company's Common Shares on the effective date of the grant.

On November 22, 2022, the Compensation Committee approved a grant of 9,554 Common Shares to two employees of the Manager who also served as directors of the Company, a grant of 14,331 Common Shares to the Company's three independent directors, a grant of 9,554 Common Shares to the chief financial officer of the Company, and a grant of 6,370 Common Shares to two consultants of the Company, under the Equity Incentive Plan. The effective date of the grants was November 22, 2022. The Common Shares granted vested immediately and are unrestricted. However, the Equity Incentive Plan includes other restrictions on the sale of shares issued under the Equity Incentive Plan. Because the Common Shares vested immediately, the fair value of the grants, or $250,000, was recorded to share based compensation expense on the Company's consolidated statements of operations on the effective date of the grant. The fair value of the grants was determined by the market price of the Company's Common Shares on the effective date of the grant.

On each January 1 during the term of the Equity Incentive Plan, the maximum number of Common Shares that may be issued under the Equity Incentive Plan will increase by eight percent (8%) of any additional Common Shares or interests in the Operating Partnership issued (i) after the completion date the Company's initial registered public offering of Common Shares, in the case of the January 1, 2019 adjustment, or (ii) in the preceding calendar year, in the case of any adjustment subsequent to January 1, 2020. During the year ended December 31, 2023, no shares were issued under the Equity Incentive Plan so no adjustment was made as of January 1, 2024, and the shares available for issuance under the Equity Incentive Plan remained at 61,413 shares.

All Common Share and Operating Partnership Units referenced above have been adjusted to reflect the Reverse Stock Split.

Earnings per share

Basic earnings per share for the Company's Common Shares is calculated by dividing income (loss) from continuing operations, excluding the net income (loss) attributable to noncontrolling interests, by the Company's weighted-average number of Common Shares outstanding during the period. Diluted earnings per share is computed by dividing the net income attributable to common shareholders, excluding the net loss attributable to noncontrolling interests, by the weighted average number of Common Shares, including any dilutive shares. As of the years ended December 31, 2023 and 2022, respectively, all of the 26,691 Operating Partnership's Units held by noncontrolling, limited partners were eligible to be converted, on a one-to-one basis, into Common Shares. The Operating Partnership Units and the equivalent Common Shares attributable to the convertible debentures have been excluded from the Company's diluted earnings per share calculation because their inclusion would be antidilutive.

The Company's loss per common share is determined as follows:

| | Year ended December 31, | |
	2023	2022
Basic and diluted shares outstanding		
Weighted average Common Shares – basic	2,219,149	2,140,327
Effect of conversion of Operating Partnership Units	26,691	26,691
Weighted average Common Shares – diluted	2,245,840	2,167,018
Calculation of earnings per share – basic and diluted		
Net loss attributable to common shareholders	$ (4,571,279)	$ (4,769,241)
Weighted average Common Shares – basic and diluted	2,219,149	2,140,327
Loss per share – basic and diluted	$ (2.06)	$ (2.23)

Dividends and Distributions

During the year ended December 31, 2023, dividends in the amount of $0.08 per share were paid on January 27, 2023, to stockholders of record on January 24, 2023 and on April 28, 2023 to shareholders of record on April 24, 2023. During the year ended December 31, 2022, dividends in the amount of $0.16 per share were paid on January 20, 2022, to shareholders of record on January 13, 2022, on April 21, 2022 to shareholders of record on April 18, 2022 and on July 20, 2022 to shareholders of record on July 18, 2022, and dividends in the amount of $0.08 per share were paid on October 20, 2022, to shareholders of record on October 17, 2022. Total dividends and distributions to noncontrolling interests paid during years ended December 31, 2023 and 2022, respectively, are as follows:

	Year ended December 31,			
	2023		**2022**	
Common shareholders (dividends)	$	354,394	$	1,188,433
Hanover Square Property noncontrolling interest (distributions)		16,000		57,200
Parkway Property noncontrolling interest (distributions)		9,000		48,600
Operating Partnership Unit holders (distributions)		4,271		14,947
Total dividends and distributions	$	383,665	$	1,309,180

8. Commitments and Contingencies

Insurance

The Company carries comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in its portfolio, in addition to other coverages that may be appropriate for certain of its properties. Additionally, the Company carries a directors and officers liability insurance policy that covers such claims made against the Company and its directors and officers. The Company believes the policy specifications and insured limits are appropriate and adequate for its properties given the relative risk of loss, the cost of the coverage and industry practice; however, its insurance coverage may not be sufficient to fully cover its losses.

Concentration of Credit Risk

The Company is subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rates, the availability of financing and potential liability under environmental and other laws. The Company's portfolio of properties is dependent upon regional and local economic conditions and is geographically concentrated in the Mid-Atlantic, specifically in South Carolina, North Carolina and Virginia, which represented 100% of the total annualized base revenues of the properties in its portfolio as of December 31, 2023. The Company's geographic concentration may cause it to be more susceptible to adverse developments in those markets than if it owned a more geographically diverse portfolio. Additionally, the Company's retail shopping center properties depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

Interest Rate Risk

The value of the Company's real estate is subject to fluctuations based on changes in interest rates which may affect the Company's ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of the Company's assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. To limit this exposure, the Company attempts to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, the Company may obtain variable-rate mortgage loans and, as a result, may enter into interest rate cap agreements that limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Our objective in using interest rate caps is to limit our exposure to interest rate movements.

As of December 31, 2023 and 2022, all of the Company's long-term debt either bore interest at fixed rates or was capped to a fixed rate. The Company's debt obligations are more fully described in Note 5, Loans Payable, above.

Regulatory and Environmental

As the owner of the buildings on its properties, the Company could face liability for the presence of hazardous materials (e.g., asbestos or lead) or other adverse conditions (e.g., poor indoor air quality) in its buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if the Company does not comply with such laws, it could face fines for such noncompliance. Also, the Company could be liable to third parties (e.g., occupants of the buildings) for damages related to exposure to hazardous materials or adverse conditions in its buildings, and the Company could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in its buildings. In addition, some of the Company's tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at the Company's properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject the Company or its tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to the Company, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect the Company's operations. The Company is not aware of any material contingent liabilities, regulatory matters or environmental matters that may exist.

Litigation

The Company is not currently involved in any litigation or legal proceedings.

9. Related Party Transactions

Medalist Fund Manager, Inc.

For all periods prior to July 18, 2023, the Company was externally managed by the Manager, which made all investment decisions for the Company, which were subject to the approval of the Board's Acquisition Committee. The Manager oversaw the Company's overall business and affairs and had broad discretion to make operating decisions on behalf of the Company and to make investment decisions. On July 18, 2023, the Company and the Manager entered into the Termination Agreement terminating the Management Agreement. Since the termination of the Management Agreement, the Company has been managed internally as directed by the Board.

Prior to the termination of the Management Agreement, the Company paid the Manager a monthly asset management fee equal to 0.125% of stockholders' equity, payable in arrears in cash. For purposes of calculating the asset management fee, the Company's stockholders' equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of the Company's equity and equity equivalent securities (including common stock, common stock equivalents, preferred stock and Operating Partnership Units issued by the Company's operating partnership) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) the Company's retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount that the Company has paid to repurchase its common stock issued in this or any subsequent offering. Stockholders' equity also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders' equity as reported in the Company's consolidated financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between the Company's Manager and its independent director(s) and approval by a majority of its independent directors. For the years ended December 31, 2023 and 2022, the Company incurred $485,897 and $876,049, in asset management fees, respectively. Asset management fees are recorded on the Company's consolidated statements of operations as (i) retail center property operating expenses ($196,658 and $309,078 for the years ended December 31, 2023 and 2022, respectively), (ii) hotel property operating expenses ($0 and $20,475 for the years ended December 31, 2023 and 2022, respectively), (iii) flex center property operating expenses ($64,575 and $109,100 for the years ended December 31, 2023 and 2022, respectively) and (iv) legal, accounting and other professional fees ($224,664 and $437,396 for the years ended December 31, 2023 and 2022, respectively).

Prior to the termination of the Management Agreement, the Manager also received an acquisition fee of 2.0% of the purchase price plus transaction costs, for each property acquired or investment made on the Company's behalf at the closing of the acquisition of such property or investment, in consideration for the Manager's assistance in effectuating such acquisition. Acquisition fees are allocated and added to the fair value of the tangible assets acquired and recorded as part of investment properties, net, on the Company's consolidated balance sheets.

Pursuant to a Letter Agreement, dated March 19, 2021, by and among the Company, the Operating Partnership and the Manager (the "2021 Manager Letter Agreement"), which amended the Management Agreement, the Manager agreed to defer payment of one-half of any acquisition fee payable to the Manager from that date until the earlier of: (i) the date that the public trading price of our common stock, as reported on the Nasdaq Capital Market, reaches a closing trading price of at least $5.00 per share (as the same may be proportionately adjusted to reflect a stock split or reverse stock split); (ii) the effective date of the termination of the Management

Agreement as the result of an election by the Company to terminate the Management Agreement (other than on account of any of the events specified in clauses (i) through (vi) of Section 11(a) of the Management Agreement); and (iii) a Change in Control (the "Deferral Agreement").

On March 10, 2023, the Company announced that the Board established the Special Committee to explore potential strategic alternatives focusing on maximizing stockholder value. In light of the exploration of potential strategic alternatives by the Special Committee, the Company entered into a Letter Agreement, dated as of March 10, 2023, by and among the Company, the Operating Partnership and the Manager (the "2023 Manager Letter Agreement"). Pursuant to the terms of the 2023 Manager Letter Agreement, the Company further amended the Management Agreement, which provides for the deferral of the acquisition fee payable to the Manager in certain circumstances, to clarify that the Deferred Acquisition Fee Amount (as defined in the 2021 Manager Letter Agreement) will be deferred until the earlier of (i) the date that the public trading price of the Company's common stock, as reported on the Nasdaq Capital Market, reaches a closing trading price of at least $40.00 per share (adjusted to reflect the Reverse Stock Split); (ii) the effective date of the termination of the Management Agreement as the result of an election by the Company to terminate the Management Agreement (other than on account of any of the events specified in clauses (i) through (vi) of Section 11(a) of the Management Agreement); and (iii) a Change in Control.

For the year ended December 31, 2022, the Company incurred $201,524 in acquisition fees associated with the Salisbury Marketplace Property acquisition, which were allocated and added to the fair value of the Salisbury Marketplace Property tangible assets. One half of the acquisition fee, or $100,762 was paid in cash and one half of the acquisition fee was accrued in connection with the Deferral Agreement. For the year ended December 31, 2021, the Company incurred $503,910 in acquisition fees associated with the Lancer Center Property, Greenbrier Business Center Property and Parkway Property, which were allocated and added to the fair value of the Lancer Center Property, Greenbrier Business Center Property and Parkway Property tangible assets. One half of the acquisition fees, or $251,955 was paid in cash and one half of the acquisition fees was accrued in connection with the Deferral Agreement. The accrued portion of the acquisition fee is recorded under accounts payable and accrued liabilities on the Company's consolidated balance sheets as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, respectively, the Company had accrued a total of $0 and $352,717 in acquisition fees (the "Deferred Acquisition Fee") in connection with the Deferral Agreement. Pursuant to the Termination Agreement, the Company agreed to pay the Deferred Acquisition Fee immediately upon execution of the Termination Agreement. The Company paid the Deferred Acquisition Fee on July 18, 2023 and, as a result, as of December 31, 2023, had no further Deferred Acquisition Fees accrued on its consolidated balance sheets.

Prior to the termination of the Management Agreement, the Manager would have been entitled to an incentive fee, payable quarterly, equal to an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) Adjusted Funds from Operations (AFFO) (as further defined below) for the previous 12-month period, and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted average number of all shares of common stock outstanding on a fully-diluted basis (including any restricted stock units, any restricted shares of common stock and Operating Partnership Units) in the previous 12-month period, exclusive of equity securities issued prior to this offering, and (B) 7%, and (2) the sum of any incentive fee paid to the Manager with respect to the first three calendar quarters of such previous 12-month period. For purposes of calculating the incentive fee during the first years after completion of this offering, adjusted funds from operations ("AFFO") will be determined by annualizing the applicable period following completion of this offering. AFFO is calculated by removing the effect of items that do not reflect ongoing property operations. The Company further adjusts funds from operations ("FFO") for certain items that are not added to net income in the National Association of Real Estate Investment Trusts' (NAREIT) definition of FFO, such as acquisition expenses, equity based compensation expenses, and any other non-recurring or non-cash expenses, which are costs that do not relate to the operating performance of the Company's properties, and subtract recurring capital expenditures (and, when calculating the incentive fee only, we further adjust FFO to include any realized gains or losses on real estate investments). No incentive fees were earned or paid during the year ended December 31, 2023 or 2022, or at any time during the term of the Management Agreement.

Colin Elliott

Effective as of March 1, 2020, the Company entered into a consulting agreement (the "Consulting Agreement"), with Gunston Consulting, LLC (the "Consultant"), pursuant to which the Consultant agreed to provide certain financial and accounting consulting services to the Company, and the Company agreed to pay the Consultant an annual fee and annual stock grants awarded by the Compensation Committee and agreed to reimburse the Consultant for certain expenses to be authorized by the Company. Pursuant to the terms of the Consulting Agreement, the Company authorized the Consultant to retain the services of Mr. C. Elliott as vice president of the Company and authorized the Consultant to incur certain costs related to Mr. C. Elliott's employment as vice president and agreed to reimburse the Consultant for such costs, including Mr. C. Elliott's $150,000 annual salary, payroll taxes and certain benefits and an annual bonus to be determined in consultation with the Company.

In addition, on March 10, 2023, the Company entered into a change in control agreement with the Consultant and Mr. C. Elliott (the "Change in Control Agreement"), in order to authorize the Consultant to pay Mr. C. Elliott, our Vice President, and to reimburse the Consultant for, the payment of the Elliott Retention Amount (as defined below), in the event that (i) a Change in Control (as defined therein) occurs at a time when Mr. C. Elliott remains employed by the Consultant and no Cause Event (as defined therein) has then occurred and the Consultant thereafter terminates, at the request of the Company (or any successor), the employment of Mr. C. Elliott (other than on account of a Cause Event) within twelve (12) months after the date of the Change in Control; (ii) a Change in Control occurs at a time when Mr. C. Elliott remains employed by the Consultant and no Cause Event has then occurred and within twelve (12) months after the date of the Change in Control Mr. C. Elliott elects to terminate his engagement with the Consultant to provide services to the Company (or any successor) because either (a) the Company (or any successor) requires Mr. C. Elliott to relocate his primary work location by more than fifty (50) miles from the location as of the effective date of the Change in Control Agreement; (b) the Company (or any successor) directs the Consultant to reduce the annual compensation ($150,000) of Mr. C. Elliott; (c) the Company (or any successor) directs the Consultant to materially diminish Mr. C. Elliott's position, authority, duties or responsibilities with respect to services to the Company (or any successor); or (d) the Company (or any successor) commits a material breach of the Consulting Agreement and fails to cure such material breach within thirty (30) days after receiving written notice of such material breach; or (iii) the Consultant terminates, at the Company's (or any successor's) request, Mr. C. Elliott's employment (other than on account of a Cause Event) ninety (90) or fewer days prior to the Change in Control. In each such case, a "Triggering Event" shall be deemed to have occurred, and pursuant to the Change in Control Agreement, the Company authorizes the Consultant to pay, and agrees to reimburse the Consultant for, and the Consultant agrees to pay to Mr. C. Elliott, within thirty-seven (37) days after such Triggering Event, an amount equal to the sum of (i) Mr. C. Elliott's current annual compensation (i.e., $150,000) payable by the Consultant to Mr. C. Elliott and reimbursable by the Company, plus (ii) the amount of Mr. C. Elliott's last annual bonus (i.e., $50,000) payable by the Consultant to Mr. C. Elliott and reimbursable by the Company, plus (iii) a cash payment equivalent to the value of the last stock grant from the Company to Mr. C. Elliott (i.e., $30,000) (collectively, the "Elliott Retention Amount").

Mr. C. Elliott is the son of Mr. William R. Elliott, who was, at the time of Mr. C. Elliott's employment, the Vice Chairman of the Board and President and Chief Operating Officer of the Company. During the years ended December 31, 2023 and 2022, the Company paid the Consultant $105,034 and $114,516, respectively, for services provided by Mr. C. Elliott under the Consulting Agreement. On July 18, 2023, Mr. C. Elliott resigned as Vice President of the Company and as an employee of the Consultant and provided a full release of the Company's and the Consultant's obligations under the Change in Control Agreement. On July 20, 2023, the Company and Mr. C. Elliot entered into a Separation Agreement and General Release.

Staffing Agreement

The Company has entered into the Staffing Agreement with the Consultant to employ staff on behalf of the Company. The Consultant's sole member is C. Brent Winn, Jr., our Chief Financial Officer. Under the Staffing Agreement, the Company reimburses the Consultant for any approved employee's salary, payroll taxes and benefits, including health insurance and retirement benefits, and related expenses. All expenses are reimbursed at cost and without markup.

Other related parties

The Company pays Shockoe Properties, LLC, a subsidiary of Dodson Properties, LLC, an entity in which William R. Elliott, one of the owners of the Company's former Manager, holds a 6.32% interest, an annual property management fee of up to 3% of the monthly gross revenues of the Franklin Square, Hanover Square, Ashley Plaza, Brookfield, Lancer Center, Greenbrier Business Center, Parkway and Salisbury properties. These fees are paid in arrears on a monthly basis. During the years ended December 31, 2023 and 2022, the Company paid Shockoe Properties, LLC property management fees of $304,179 and $271,334, respectively. In addition, pursuant to a separate agreement dated November 1, 2017 between Dodson Properties, LLC and Mr. Elliott, Mr. Elliott receives a fee equal to 5% of the property management fees paid by the Company to Dodson Properties, LLC or its affiliates.

10. Segment Information

The Company establishes operating segments at the property level and aggregates individual properties into reportable segments based on product types in which the Company has investments. As of December 31, 2023, the Company had the following reportable segments: retail center properties and flex center properties. For the year ended December 30, 2022, the Company had three reportable segments: retail center properties, flex center properties and hotel properties. During the periods presented, there have been no material intersegment transactions.

Although the Company's flex center property has tenants that are similar to tenants in its retail center properties, the Company considers its flex center properties as a separate reportable segment. Flex properties are considered by the real estate industry as a distinct subset of the industrial market segment. Flex properties contain a mix of industrial/warehouse and office spaces. Warehouse space that is not air conditioned can be used flexibly by building office or showroom space that is air conditioned, depending on tenants' needs.

Net operating income ("NOI") is a non-GAAP financial measure and is not considered a measure of operating results or cash flows from operations under GAAP. NOI is the primary performance measure reviewed by management to assess operating performance of properties and is calculated by deducting operating expenses from operating revenues. Operating revenues include rental income, tenant reimbursements, hotel income, and other property income; and operating expenses include retail center property and hotel operating costs. The NOI performance metric consists of only revenues and expenses directly related to real estate rental operations. NOI reflects property acquisitions and dispositions, occupancy levels, rental rate increases or decreases, and the recoverability of operating expenses. NOI, as the Company calculates it, may not be directly comparable to similarly titled, but differently calculated, measures for other REITs.

Asset information and capital expenditures by segment are not reported because the Company does not use these measures to assess performance. Depreciation and amortization expense, along with other expense and income items, are not allocated among segments.

The following table presents property operating revenues, expenses and NOI by product type:

| | For the year ended December 31, | | | | | | | |
| | Hotel properties | | Retail center properties | | Flex center property | | Total | |
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues	$ —	$ 1,507,649	$ 7,768,174	$ 7,053,757	$ 2,504,652	$ 2,529,919	$ 10,272,826	$ 11,091,325
Operating expenses	—	1,335,801	1,913,699	1,912,110	686,818	684,843	2,600,517	3,932,754
Bad debt expense	—	—	18,578	38,401	44,704	8,531	63,282	46,932
Net operating income	**$ —**	**$ 171,848**	**$ 5,835,897**	**$ 5,103,246**	**$ 1,773,130**	**$ 1,836,545**	**$ 7,609,027**	**$ 7,111,639**

11. Subsequent Events

As of March 6, 2024, the following events have occurred subsequent to the December 31, 2023 effective date of the consolidated financial statements:

Common Stock Dividend

On February 6, 2024, a dividend in the amount of $0.01 per share was paid to common stock shareholders and operating partnership unit holders of record on February 2, 2024.

Mandatorily Redeemable Preferred Stock Dividend

On February 6, 2024, a dividend in the amount of $0.50 per share was paid to mandatorily redeemable preferred stock shareholders of record on February 2, 2024 for the period from October 21, 2023 through January 20, 2024.

Agreement to Acquire the Citibank Property

On February 15, 2024, the Company entered into an agreement with an entity controlled by Francis P. Kavanaugh, the Company's CEO and President and a related party, to acquire a single tenant net lease asset referred to as the Citibank Property. Consideration for the acquisition will be paid to the related party seller in the form of Operating Partnership Units valued at $5.75 per Operating Partnership Unit. Several conditions to closing on the purchase remain to be satisfied, and there can be no assurance that the Company will complete the transaction on the general terms described above or at all.

Acquisition of Noncontrolling Owner's Interest in Hanover Square Outparcel

On February 16, 2024, the Company agreed to purchase the noncontrolling owner's 16% undivided interest in the Hanover Square outparcel for $98,411. The purchase is expected to close concurrently with the closing of the sale of the Hanover Square Shopping Center (discussed above) to an unrelated third party. However, there can be no assurance that we will complete the transaction.

Acquisition of Operating Partnership Units from Limited Partner

On February 16, 2024, the Company agreed to redeem 11,731.25 Operating Partnership Units from a limited partner for $5.25 per operating partnership unit, the closing price of the Company's stock on February 16, 2024, the date of the agreement. The redemption was completed on February 20, 2024.

Medalist Diversified REIT, Inc. and Subsidiaries
Schedule III - Real Estate Properties and Accumulated Depreciation
December 31, 2023

Description	Encum-brances	Initial Cost to Company: Land	Initial Cost to Company: Buildings, Improvements and Furniture, Fixtures & Equipment	Costs Capitalized Subsequent to Acquisition	Costs Written Off Due to Impairment and Loss on Disposition	Fully Amortized Improvements	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings and Improvements	Gross Amount at Which Carried at Close of Period: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statements is Computed
Retail properties													
The Shops at Franklin Square	$ 13,250,000	$ 3,343,164	$ 15,418,158 (1)	$ 1,535,906	$ (309,435)	$ (496,597)	$ 3,343,164	$ 16,148,032	$ 19,491,196	$ 3,546,784	2006	April 28, 2017	Building - 38 years
Gastonia, North Carolina													Site Improvements - 13 years
Hanover North Shopping Center (3)	9,640,725	3,158,882	8,334,478 (1)	405,755.00	—	(374,315)	3,158,882	8,365,918	11,524,800	1,464,699	2007	May 8, 2018	Building - 39 years
Mechanicsville, Virginia													Site Improvements - 12 years
Ashley Plaza Shopping Center	10,708,557	3,007,721	11,191,307 (1)	197,287	—	(62,768)	3,007,721	11,325,826	14,333,547	2,578,779	1977	August 30, 2019	Building - 26.7 years
Goldsboro, North Carolina													Site Improvements - 5 years
Lancer Center Shopping Center	— (2)	2,195,125	7,684,251 (1)	404,795	(8,681)	(50,255)	2,195,125	8,030,110	10,225,235	1,892,862	1978	May 14, 2021	Building - 14.2 years
Lancaster, South Carolina													Site Improvements - 7.5 years
Salisbury Shopping Center	— (2)	2,383,881	7,579,377 (1)	67,213	(12,990)	(14,003)	2,383,881	7,619,597	10,003,478	890,442	1987	June 13, 2022	Building - 25 years
Salisbury, North Carolina													Site Improvements - 5 years
Total retail properties	**33,599,282**	**14,088,773**	**50,207,571**	**2,610,956**	**(331,106)**	**(997,938)**	**14,088,773**	**51,489,483**	**65,578,256**	**10,373,566**			
Flex property													
Brookfield Center	4,571,410	714,220	5,693,147 (1)	194,501	—	(7,771)	714,220	5,879,877	6,594,097	1,131,395	2007	October 3, 2019	Building - 40 years
Greenville, South Carolina													Site Improvements - 4.3 years
Greenbrier Business Center	— (2)	1,292,894	5,603,909 (1)	321,324	(16,733)	(45,034)	1,292,894	5,863,466	7,156,360	586,717	1987	August 27, 2021	Building - 26 years
Chesapeake, Virginia													Site Improvements - 10 years
Parkway Center	4,870,403	430,549	6,846,487 (1)	336,909	(5,199)	(64,277)	430,549	7,113,920	7,544,469	496,974	1984	November 1, 2021	Building - 42 years
Virginia Beach, Virginia													Site Improvements - 11 years
Total flex properties	**$ 9,441,813**	**$ 2,437,663**	**$ 18,143,543**	**$ 852,734**	**$ (21,932)**	**$ (117,082)**	**$ 2,437,663**	**$ 18,857,263**	**$ 21,294,926**	**$ 2,215,086**			
Wells Fargo Mortgage Facility	17,939,276												
Total investment properties	**$ 60,980,371**	**$ 16,526,436**	**$ 68,351,114**	**$ 3,463,690**	**$ (353,038)**	**$ (1,115,020)**	**$ 16,526,436**	**$ 70,346,746**	**$ 86,873,182**	**$ 12,588,652**			

(1) Excludes intangible assets

(2) Encumbered by Wells Fargo Mortgage Facility.

(3) Asset Held for Sale

	Franklin Square	Hanover Square (1)	Ashley Plaza	Clemson Best Western (2)	Brookfield Center	Lancer Center	Greenbrier Business Center	Parkway	Salisbury	Total
Investments in real estate - 2023										
Balance at beginning of period - January 1, 2023	**$ 19,194,564**	**$ 11,464,185**	**$ 14,358,787**	**$ —**	**$ 6,552,959**	**$ 10,123,987**	**$ 6,939,193**	**$ 7,303,857**	**$ 9,978,329**	**$ 85,915,860**
Changes during period:										
Capitalized leasing commissions	101,408	22,965	23,907	—	40,295	88,982	62,842	52,682	39,532	**432,613**
Capitalized tenant improvements	343,894	90,000	—	—	6,158	44,250	117,781	226,592	—	**828,675**
Building and site improvements	56,892	16,642	7,489	—	—	15,225	88,525	24,445	12,610	**221,828**
Loss on impairment of tangible assets	—	—	—	—	—	—	(16,733)	—	(12,990)	**(29,723)**
Fully depreciated assets	(205,562)	(68,992)	(56,636)	—	(5,315)	(47,209)	(35,248)	(63,107)	(14,003)	**(496,072)**
Balance at end of period - December 31, 2023	**$ 19,491,196**	**$ 11,524,800**	**$ 14,333,547**	**$ —**	**$ 6,594,097**	**$ 10,225,235**	**$ 7,156,360**	**$ 7,544,469**	**$ 10,003,478**	**$ 86,873,181**
Accumulated depreciation - 2023										
Balance at beginning of period	$ 3,115,826	$ 1,261,870	$ 2,024,945	$ —	$ 847,914	$ 1,198,668	$ 341,562	$ 289,623	$ 320,501	**$ 9,400,908**
Additions charged to costs and expenses	636,520	271,821	610,470	—	288,796	741,403	280,403	270,458	583,944	**3,683,815**
Write off accumulated depreciation of property disposed / fully depreciated assets	(205,562)	(68,992)	(56,636)	—	(5,315)	(47,209)	(35,248)	(63,107)	(14,003)	**(496,072)**
Balance at end of period	**$ 3,546,784**	**$ 1,464,699**	**$ 2,578,779**	**$ —**	**$ 1,131,395**	**$ 1,892,862**	**$ 586,717**	**$ 496,974**	**$ 890,442**	**$ 12,588,651**
Net investments in real estate - December 31, 2023	**$ 15,944,412**	**$ 10,060,101**	**$ 11,754,768**	**$ —**	**$ 5,462,702**	**$ 8,332,373**	**$ 6,569,643**	**$ 7,047,495**	**$ 9,113,036**	**$ 74,284,530**
Investments in real estate - 2022										
Balance at beginning of period - January 1, 2022	**$ 19,220,574**	**$ 11,683,302**	**$ 14,296,145**	**$ 10,568,508**	**$ 6,445,169**	**$ 10,071,797**	**$ 6,898,842**	**$ 7,280,306**	**$ —**	**$ 86,464,643**
Changes during period:										
Acquisitions	—	—	—	—	—	—	—	—	9,963,258	**9,963,258**
Capitalized leasing commissions	139,941	45,672	30,679	—	17,188	11,198	40,260	13,372	2,021	**300,331**
Capitalized tenant improvements	10,624	—	27,363	—	93,058	39,520	—	6,808	—	**177,373**
Building and site improvements	—	10,738	4,600	226,508	—	13,199	9,877	9,740	13,050	**287,712**
Furniture, fixtures and equipment	—	—	—	253,887	—	—	—	—	—	**253,887**
Loss on impairment of tangible assets	—	—	—	—	—	(8,681)	—	(5,199)	—	**(13,880)**
Impairment of assets held for sale	—	—	—	(175,671)	—	—	—	—	—	**(175,671)**
Fully depreciated assets	(176,576)	(275,527)	—	—	(2,456)	(3,046)	(9,786)	(1,170)	—	**(468,561)**
Dispositions of investment properties	—	—	—	(10,873,232)	—	—	—	—	—	**(10,873,232)**
Balance at end of period - December 31, 2022	**$ 19,194,564**	**$ 11,464,185**	**$ 14,358,787**	**$ —**	**$ 6,552,959**	**$ 10,123,987**	**$ 6,939,193**	**$ 7,303,857**	**$ 9,978,329**	**$ 85,915,860**
Accumulated depreciation - 2022										
Balance at beginning of period	$ 2,686,982	$ 1,226,885	$ 1,411,023	$ 722,300	$ 579,739	$ 455,898	$ 86,014	$ 41,679	$ —	**$ 7,210,520**
Additions charged to costs and expenses	605,419	310,512	613,922	—	270,631	745,816	265,334	249,114	320,501	**3,381,249**
Impairment write-offs	(176,576)	(275,527)	—	(722,300)	(2,456)	(3,046)	(9,786)	(1,170)	—	**(1,190,861)**
Balance at end of period	**$ 3,115,826**	**$ 1,261,870**	**$ 2,024,945**	**$ —**	**$ 847,914**	**$ 1,198,668**	**$ 341,562**	**$ 289,623**	**$ 320,501**	**$ 9,400,908**
Net investments in real estate - December 31, 2022	**$ 16,078,739**	**$ 10,202,315**	**$ 12,333,842**	**$ —**	**$ 5,705,045**	**$ 8,925,319**	**$ 6,597,631**	**$ 7,014,234**	**$ 9,657,828**	**$ 76,514,953**

(1) Recorded as an asset held for sale on the Company's consolidated balance sheet as of December 31. 2023.
(2) Recorded as an asset held for sale on the Company's consolidated balance sheet as of December 31, 2021.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation of Medalist Diversified REIT, Inc.*
3.2	Articles Supplementary to the Articles of Incorporation of Medalist Diversified REIT, Inc. designating the Company's Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-A filed on February 13, 2020).
3.3	Articles of Amendment to the Articles of Incorporation of Medalist Diversified REIT, Inc. approving the 1-for-8 reverse stock split of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 3, 2023).
3.4	Articles of Amendment to the Articles of Incorporation of Medalist Diversified REIT, Inc. decreasing the par value of the Company's Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed May 3, 2023).
3.5	Articles Supplementary to the Articles of Incorporations of Medalist Diversified REIT, Inc. electing to become subject to Section 3-803 of the Maryland General Corporation Law (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 29, 2023).
3.6	Bylaws of Medalist Diversified REIT, Inc. *
4.1	Form of Certificate of Common Stock *
4.2	Form of Certificate of Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on February 13, 2020)
4.3	Description of Medalist Diversified REIT, Inc.'s Securities (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 10, 2023).
10.1	Business Loan Agreement, dated as of November 3, 2017, by and between COF North, LLC and Langley Federal Credit Union *
10.2	Promissory Note, dated as of November 3, 2017, by COF North for the benefit of Langley Federal Credit Union *
10.3	Change in Terms Agreement, dated as of May 8, 2018, by MDR Hanover Square, LLC and PMI Hanover Sq., LLC *
10.4	Deed of Trust, dated as of November 3, 2017, by COF North for the benefit of Langley Federal Credit Union *
10.5	Modification of Deed of Trust, dated as of May 8, 2018, by MDR Hanover Square, LLC and PMI Hanover Sq., LLC for the benefit of Langley Federal Credit Union *
10.6	Tenants in Common Agreement, dated as of May 8, 2018, by and between MDR Hanover Square, LLC and PMI Hanover Sq., LLC *
10.7	Medalist Diversified REIT, Inc. 2018 Equity Incentive Plan *
10.8	Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. *
10.9	First Amendment to Agreement of Limited Partnership of Medalist Diversified Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 20, 2020).
10.10	Escrow Agreement, dated February 18, 2020, by and between Medalist Diversified REIT, Inc. and Virginia Commonwealth Bank (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 20, 2020).
10.11	Securities Purchase Agreement, dated as of October 27, 2020, by and between Medalist Diversified REIT, Inc. and YA II PN, LTD. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 2, 2020).
10.12	Registration Rights Agreement, dated as of October 27, 2020, by and between Medalist Diversified REIT, Inc. and YA II PN, LTD. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 2, 2020).
10.13	Assignment, Assumption and Release Agreement, dated as of August 27, 2021, by and among Medalist Fund II-B, LLC, Thomas E. Messier, William R. Elliott, MDR Greenbrier LLC and The Old Point National Bank of Phoebus (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 2, 2021).
10.14	Promissory Note, made as of June 7, 2021, by Medalist Fund II-B, LLC for the benefit of The Old Point National Bank of Phoebus (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 2, 2021).

10.15	Business Loan Agreement, dated as of June 7, 2021, by and between Medalist Fund II-B, LLC and The Old Point National Bank of Phoebus (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 2, 2021).
10.16	Tenants in Common Agreement, dated as of November 1, 2021, by and between PMI Parkway, LLC and MDR Parkway, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2021).
10.17	Promissory Note, made as of November 1, 2021, by PMI Parkway, LLC and MDR Parkway, LLC for the benefit of TIAA, FSB (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 8, 2021).
10.18	Loan Agreement, made as of November 8, 2021, by and between MDR Franklin Square, LLC and DBR Investments Co. Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2021).
10.19	Promissory Note, dated as of November 8, 2021, by MDR Franklin Square, LLC for the benefit of DBR Investments Co. Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 10, 2021).
10.20	Standby Equity Purchase Agreement, dated as of November 17, 2021, by and between Medalist Diversified REIT, Inc. and YA II PN. Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 22, 2021).
10.21	Credit Agreement, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.22	Term Note, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.23	Revolving Line of Credit Note, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 17, 2022).
10.24	First Amendment to Revolving Line of Credit Note, dated as of May 2, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2023).
10.25	Cooperation Agreement, dated as of May 24, 2023, by and between Medalist Diversified REIT, Inc. and Francis P. Kavanaugh (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2023).
10.26	Letter, dated June 5, 2023, from Francis P. Kavanaugh to Medalist Diversified REIT, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2023).
10.27	Termination Agreement, dated July 18, 2023, by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, L.P., Medalist Fund Manager, Inc., William R. Elliott and Thomas E. Messier (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 18, 2023).
10.28	Staffing Agreement, dated November 13, 2023, by and between Gunston Consulting, LLC and Medalist Diversified REIT, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 13, 2023).
10.29	Purchase and Sale Agreement, dated as of December 29, 2023, by and among Prudent Growth Partners, LLC, MDR Hanover Square, LLC and PMI Hanover Sq. LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 29, 2023).
21.1	List of Subsidiaries †
23.1	Consent of Cherry Bekaert LLP †
31.1	Certification by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002 †
31.2	Certification by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002. †
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
97.1	Medalist Diversified REIT, Inc. Clawback Policy, effective October 2, 2023. †
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL †
101.SCH	Inline XBRL Taxonomy Extension Schema Document †
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document †
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document †
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document †

| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document † |
| 104 | Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit) † |

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†   Filed herewith.

*   Previously filed with the Amendment to the Registrant's Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on October 5, 2018.

Attached as Exhibit 101 to this report are the following documents formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDALIST DIVERSIFIED REIT, INC.

Date: March 6, 2024   By: /s/ Francis P. Kavanaugh
                                               Francis P. Kavanaugh
                                               President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Francis P. Kavanaugh Francis P. Kavanaugh	President and Chief Executive Officer (principal executive officer)	March 6, 2024
/s/ C. Brent Winn, Jr. C. Brent Winn, Jr.	Chief Financial Officer (principal accounting officer and principal financial officer)	March 6, 2024
/s/ Timothy O'Brien Timothy O'Brien	Director Chairman of the Board	March 6, 2024
/s/ Neil P. Farmer Neil P. Farmer	Director	March 6, 2024
/s/ Charles S. Pearson, Jr. Charles S. Pearson, Jr.	Director	March 6, 2024
/s/ David Lunin David Lunin	Director	March 6, 2024
/s/ Emanuel Neuman Emanuel Neuman	Director	March 6, 2024

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